Exhibit 2.1

EQUITY SECURITIES PURCHASE AGREEMENT

by and among

MERIDIAN WASTE OPERATIONS, INC.,

MERIDIAN WASTE SOLUTIONS, INC.,

MERIDIAN WASTE ACQUISITIONS, LLC, and

solely for purposes of Sections 6.4, 6.7 and 11.18 herein,

JEFFREY S. COSMAN

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4.2	Authorization	31
4.3	No Conflict; Required Filings and Consents	31
4.4	Availability of Funds	32
4.5	Legal Proceedings	32
4.6	Brokerage	32
4.7	No Other Representation or Warranty	32

ARTICLE V PRE-CLOSING COVENANTS		33

5.1	Conduct of Business by the Acquired Entities	33
5.2	Access to Information	36
5.3	Consents	36
5.4	Notice of Developments	36
5.5	No Solicitation	36
5.6	Efforts; Cooperation	40
5.7	Assistance with Financing	41
5.8	Debt Financing	41
5.9	Employment of Corporate Employees	41
5.10	Representation and Warranty Insurance Matters	42

ARTICLE VI ADDITIONAL AGREEMENTS		42

6.1	Litigation Support	42
6.2	Tax Matters	43
6.3	Directors’ and Officers’ Liability	47
6.4	Confidentiality; Nondisparagement	48
6.5	Confidentiality of Debt Financing Terms	50
6.6	Use of Corporate Name or Trade Name	50
6.7	Further Actions	51
6.8	Shareholder Consent; Information Statement; Proxy Statement	51
6.9	Meridian Shareholder Meeting	54
6.10	COBRA Coverage	54

ARTICLE VII CONDITIONS		55

7.1	Conditions to Obligation of the Buyer	55
7.2	Conditions to Obligation of the Seller Parties	58

ARTICLE VIII INDEMNIFICATION		58

8.1	Survival Periods	58
8.2	Indemnification of the Buyer Indemnified Parties by the Seller Parties	59
8.3	Indemnification of the Seller Parties Indemnified Parties by the Buyer	60
8.4	Special Rule for Fraud, Intentional Misrepresentation and Willful Misconduct	61
8.5	Notice and Defense of Third-Party Claims	61
8.6	Notice of Non-Third-Party Claims	62
8.7	Manner of Payment	63
8.8	Determination of Loss Amount	63
8.9	Exclusive Remedy	65

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ARTICLE IX TERMINATION		65

9.1	Termination	65
9.2	Effect of Termination	67
9.3	Seller Parties Termination Fee	67

ARTICLE X DEFINITIONS		69

10.1	Interpretation	69
10.2	Certain Definitions	69
10.3	Additional Definitions	79

ARTICLE XI MISCELLANEOUS		81

11.1	No Third-Party Beneficiaries	81
11.2	Entire Agreement	82
11.3	Successors and Assigns	82
11.4	Counterparts	82
11.5	Titles	82
11.6	Notices	82
11.7	Governing Law	83
11.8	Consent to Jurisdiction	84
11.9	Waiver of Trial by Jury	84
11.10	Amendment or Modification	85
11.11	Waivers	85
11.12	Specific Performance	85
11.13	Cumulative Remedies	86
11.14	Press Releases	86
11.15	Expenses	86
11.16	Construction	86
11.17	Severability of Provisions	87
11.18	Release of the Acquired Entities	87
11.19	Representation by Counsel	88

Exhibit A	Warrant Terms

Exhibit B	Form of Assignment

Exhibit C	Form of FIRPTA Certificate

Exhibit D	Form of IP Assignment Agreement

Exhibit E	Form of Meridian Shareholder Consent

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EQUITY SECURITIES PURCHASE AGREEMENT

THIS EQUITY SECURITIES PURCHASE AGREEMENT (this “Agreement”) is made as of February 20, 2018 by and among Meridian Waste Operations, Inc., a New York corporation (the “Seller”), Meridian Waste Solutions, Inc., a New York corporation (“Meridian” and, together with the Seller, the “Seller Parties” and each, a “Seller Party”), Meridian Waste Acquisitions, LLC, a Delaware limited liability company (the “Buyer”) and, solely for purposes of Section 6.4, Section 6.7 and Section 11.18, Jeffrey S. Cosman (“Cosman”). Each of the Buyer, the Seller and Meridian are referred to herein sometimes as a “Party” and together as the “Parties”. Capitalized terms used herein and not otherwise defined herein shall have the meaning given such terms in ARTICLE X.

RECITALS

A. The Seller is a wholly-owned subsidiary of Meridian.

B. The Seller owns all of the issued and outstanding limited liability company interests (the “Membership Interests”) of each of (i) Meridian Waste Missouri, LLC, a Missouri limited liability company (“Meridian Missouri”), (ii) Meridian Waste Georgia, LLC, a Georgia limited liability company (“Meridian Georgia”), (iii) Meridian Waste Virginia, LLC, a Virginia limited liability company (“Meridian Virginia”), and (iv) Meridian Waste Maryland, LLC, a Maryland limited liability company (“Meridian Maryland” and, together with Meridian Missouri, Meridian Georgia and Meridian Virginia, the “Acquired Parent Entities” and each, an “Acquired Parent Entity”).

C. The Buyer desires to purchase from the Seller, and the Seller desires to sell to the Buyer, all of the Seller’s right, title and interest in and to the Membership Interests, after which the Acquired Parent Entities will become wholly-owned subsidiaries of the Buyer.

D. The Buyer desires to purchase from Meridian, and Meridian desires to issue to the Buyer, a warrant (the “Meridian Warrant” and, together with the Membership Interests, the “Purchased Equity Securities”) to purchase shares of common stock, par value $0.025 of Meridian, substantially on such terms set forth on Exhibit A hereto.

E. As consideration for the Membership Interests (i) the Buyer will pay the Cash Consideration to the Seller, (ii) the Acquired Entities will assume or retain the Assumed Obligations (as defined below), as applicable, and (iii) the Buyer or the Acquired Entities will satisfy the Closing Date Satisfied Obligations (as defined below), in each case on the terms set forth herein.

F. As consideration for the Meridian Warrant, the Buyer will pay Meridian $100,000 subject to, and in accordance with, the terms of this Agreement (the “Warrant Consideration”).

G. Prior to the Closing, the Seller Parties shall have delivered to the Buyer executed copies of the amendments to the employment agreements between each of the parties set forth on Schedule G hereto (collectively, the “Employment Agreement Amendments”).

AGREEMENT

In consideration of the mutual representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
PURCHASE AND SALE OF SHARES

1.1 Delivery of Closing Payment Certificate; Calculation of Purchase Price.

(a) Not more than five (5) Business Days (but at least two (2) Business Days) prior to the Closing Date, the Seller shall prepare in good faith and deliver to the Buyer a certificate, in form and substance reasonably satisfactory to the Buyer (the “Closing Payment Certificate”), setting forth (i) the Indebtedness Amount and (ii) the amount of the Acquired Entities Transaction Expenses.

(b) For purposes of this Agreement, the “Purchase Price” means an amount equal to (i) the Cash Consideration; plus (ii) the Indebtedness Amount; plus (iii) the amount of the Warrant Consideration.

1.2 Purchase and Sale.

(a) Membership Interests. Pursuant to the terms and subject to the conditions set forth herein, at the Closing, the Seller shall sell, assign, transfer, convey and deliver to the Buyer, and the Buyer shall purchase, acquire and accept from the Seller, all right title and interest in and to the Membership Interests, free and clear of all Liens.

(b) Meridian Warrant. Pursuant to the terms and subject to the conditions set forth herein, at the Closing, Meridian shall issue and sell to the Buyer, and the Buyer shall purchase, acquire an accept from Meridian, all right title and interest in and to the Meridian Warrant.

1.3 The Closing; Closing Deliverables.

(a) The closing of the transactions contemplated by Section 1.2 (the “Closing”) shall take place at the offices of Akerman LLP, 420 South Orange Avenue, Suite 1200, Orlando, Florida, 32801 at 10:00 a.m. Eastern Time on the second Business Day following the satisfaction or waiver of all of the conditions set forth in ARTICLE VII (other than those conditions that by their terms are to be satisfied at the Closing), or at such other place or on such other date as is mutually acceptable to the Buyer and the Seller Parties. The date of the Closing hereunder is referred to herein as the “Closing Date” and the Closing will be deemed to have occurred at 12:01 a.m. on the date upon which the Closing occurs.

(b) Seller Parties Closing Deliverables. Subject to the terms and conditions set forth herein, and on the basis of the representations, warranties, covenants and agreements set forth herein, at the Closing the Seller Parties shall deliver (or cause to be delivered) the following:

(i) an assignment in the form of Exhibit B executed by the Seller pursuant to which all of the Membership Interests shall be assigned to the Buyer (the “Assignment”) free and clear of all Liens;

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(ii) a copy of the Meridian Warrant executed by Meridian;

(iii) a certificate duly executed by Cosman, dated as of the Closing, certifying that each of the conditions specified in Sections 7.1(a), 7.1(b) and 7.1(c) have been fully satisfied;

(iv) one or more estoppel letters and consents to the transactions contemplated by this Agreement, together with releases of all obligors thereto other than the Acquired Entities, in each case in form and substance satisfactory to the Buyer, from each of the counterparties to the agreements set forth on Schedule 1.3(b)(iv) (the “Assumed Obligations”);

(v) one or more payoff letters or similar documentation (or, in the case of the GSSLG Credit Facility, an estoppel letter and consent or other documentation establishing a release price in respect of the transactions contemplated hereby of $75,800,000), duly executed by the applicable creditors, with respect to all Indebtedness of the Acquired Entities, including the Indebtedness set forth on Schedule 1.3(b)(v), other than the Assumed Obligations (the “Closing Date Satisfied Obligations”), accompanied by UCC termination statements, releases of the Acquired Entities (which releases shall be full and absolute releases of any and all obligations, whether or not contingent, known or unknown, and whether or not arisen, or based on facts arising on, prior or subsequent to the Closing Date, and shall include releases of all obligations that would otherwise by their terms survive a termination of the underlying agreement) and any other documentation reasonably requested by the Buyer to evidence the satisfaction in full of such Indebtedness (or in the case of the GSSLG Credit Facility, the consent to the transactions contemplated hereby), and the release of the Acquired Entities in connection therewith, and the release of any and all Liens upon the equity in any Acquired Entity, which, for the avoidance of doubt, shall not be subject to any Liens whatsoever, and any and all Liens, other than Permitted Liens, relating to the assets and property of the Acquired Entities, in each case, in form and substance satisfactory to the Buyer;

(vi) the original Master Intercompany Promissory Note dated as of December 22, 2015, by and among Here to Serve – Missouri Waste Division, LLC, Here to Serve – Georgina Waste Division, LLC, Meridian Land Company, LLC, Brooklyn Cheesecake & Dessert Acquisition Corp, Christian Disposal, LLC, FWCD, LLC and Meridian Waste Solutions, Inc., together with the Joinder thereto from the CFS Group, LLC, the CFS Group Disposal & Recycling Services, LLC, RWG5, LLC, Meridian Waste Missouri, LLC and Meridian Innovations, LLC, marked cancelled;

(vii) invoices or other supporting documentation needed to reasonably evidence the Acquired Entities Transaction Expenses set forth on the Closing Payment Certificate;

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(viii) a certificate of non-foreign status as described in Treasury Regulation §1.1445-2(b)(2), substantially in the form attached hereto as Exhibit C;

(ix) if requested by the Buyer, a copy of a shared services agreement, in a form reasonably prescribed by the Buyer, which will provide that (i) the Seller, Meridian and certain of their Affiliates will provide certain services to the Buyer and the Acquired Entities for an initial term not to exceed 120 days and (ii) the use of Meridian’s office space at One Glenlake Parkway NE, Suite 900, Atlanta, GA 30328 (the “Shared Services Agreement”), executed by each Seller Party;

(x) a copy of an employment agreement with Wally Hall, in a form to be mutually agreed between the Buyer and Wally Hall (the “Hall Employment Agreement”), executed by Wally Hall and a written resignation letter by Mr. Hall from all director, manager, officer or similar positions with the Seller Parties and their Affiliates;

(xi) certified copies of the resolutions duly adopted by the Meridian Board and the special transaction committee of the Meridian Board (the “Special Committee”) and the board of directors of the Seller authorizing such Seller Party’s execution, delivery and performance of this Agreement and the other Transaction Documents to which such Seller Party is a party and the transactions contemplated by the Transaction Documents to which such Seller Party is a party;

(xii) the respective good standing certificates (or equivalent document) for the Acquired Entities in each of their respective jurisdictions of organization and in each jurisdiction where each such Acquired Entity is qualified to do business as a foreign organization, in each case dated within a reasonable period prior to the Closing Date;

(xiii) duly executed letters of resignation, in form and substance satisfactory to the Buyer and effective as of the Closing, of each of the officers, managers and directors of the Acquired Entities listed on Schedule 1.3(b)(xiii) resigning from the positions held by such individual as set forth opposite such individual’s name thereon;

(xiv) a Disclosure Schedule Supplement, if any;

(xv) a copy of the intellectual property assignment agreement substantially in the form attached hereto as Exhibit D (the “IP Assignment Agreement”) executed by the Seller Parties and their applicable Affiliates;

(xvi) a release executed by Garden State Securities Inc. (“Garden”) in form and substance reasonably satisfactory to the Buyer, releasing the Acquired Entities from any obligation or liability arising out of or relating to that certain Engagement Letter, dated as of January 14, 2015, by and between Garden and Meridian, as last amended pursuant that that certain Engagement Agreement Amendment VII, dated as of January 3, 2018;

(xvii) such other documents or instruments as the Buyer may reasonably request or may be required to effect the transactions contemplated by this Agreement;

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(xviii) evidence of endorsement of the Current D&O Policy providing the coverage set forth in Section 6.3(b) and written confirmation from the provider of the Current D&O Policy reasonably satisfactory to the Buyer that such endorsement will be attached to the Current D&O Policy at the Closing; and

(xix) a release by the Seller Parties of the Releasees, containing substantially the same language set forth in Section 11.18 and with respect to the period between the date hereof and the Closing Date.

(c) Buyer Closing Deliverables. Subject to the terms and conditions set forth herein, and on the basis of the representations, warranties, covenants and agreements set forth herein, at the Closing the Buyer shall deliver the following:

(i) a cash payment by wire transfer of immediately available funds in an amount equal to the Cash Consideration to the account(s) designated by the Seller in the Closing Payment Certificate;

(ii) a cash payment by wire transfer of immediately available funds in an amount equal to the Warrant Consideration to the account(s) designated by Meridian in the Closing Payment Certificate;

(iii) cash payments by wire transfer of immediately available funds in an amount equal to the Closing Date Satisfied Obligations, in each case, in accordance with any payoff letters (or consent and estoppel letter in the case of the GSSLG Credit Facility) executed by the applicable lender with respect thereto and delivered to the Buyer pursuant to Section 1.3(b)(iv) and to the account(s) designated in such payoff letters;

(iv) a cash payment by wire transfer of immediately available funds in an amount equal to those Acquired Entities Transaction Expenses required to be paid at Closing to the account(s) specified by the Seller in the Closing Payment Certificate;

(v) a copy of the Assignment, the Meridian Warrant, the IP Assignment Agreement and the Shared Services Agreement, each executed by the Buyer;

(vi) documentation reasonably requested with reasonable anticipation to confirm assumption of the Assumed Obligations by the Buyer to the extent not assumed by the Acquired Entities prior to the Closing; and

(vii) a certificate duly executed by the Chief Executive Officer of the Buyer, dated as of the Closing, certifying that each of the conditions specified in Sections 7.2(a) and 7.2(b) have been fully satisfied.

1.4 Withholding. Notwithstanding anything to the contrary in this Agreement, the Buyer and the Acquired Entities (and any other Person that has a withholding obligation with respect to any payment made pursuant to this Agreement) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Person such amounts as are required to be deducted and withheld under the Code (or any provision of applicable Law with respect to the making of such payment) with respect to such payment. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of whom such deduction and withholding were made. Buyer and Seller shall cooperate in good faith prior to the making of such deductions and withholding payments to Seller to determine whether any such deductions or withholding payments are required under applicable Tax Law.

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ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES

Except as set forth in the correspondingly numbered schedule of the disclosure schedules dated as of the date of this Agreement and delivered to the Buyer herewith (the “Signing Disclosure Schedules”), the Seller Parties hereby represent and warrant to the Buyer that the statements contained in this Article II are true and correct as of the date of this Agreement and will be true and correct as of the Closing Date. Notwithstanding the foregoing, at least two (2) Business Days prior to the Closing, the Seller Parties shall deliver to the Buyer a supplemental disclosure schedule (the “Disclosure Schedule Supplement” and together with the Signing Disclosure Schedules, the “Disclosure Schedules”) setting forth any supplemental disclosures reflecting new events and circumstances arising after the date hereof but prior to the delivery of such Disclosure Schedule Supplement correspondingly numbered and related solely to the representations and warranties regarding the Seller Parties, other than the Seller Parties Fundamental Representations.

2.1 Organization and Corporate Power. Each Seller Party is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation and all other jurisdictions in which such Seller Party’s ownership of property or conduct of business requires it to be qualified. Each Seller Party has all necessary corporate power and authority to carry on the businesses in which it is engaged as they are presently conducted and to own, operate and use the properties owned and used by it.

2.2 Power; Authorization. Each Seller Party has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereunder and thereunder. All organizational actions and proceedings required to be taken by or on the part of such Seller Party to authorize and permit the execution, delivery and performance by such Seller Party of this Agreement and the other Transaction Documents to which it is a party, and the compliance by such Seller Party with the provisions of this Agreement and the provisions of the other Transaction Documents to which it is a party, have been duly and validly taken. This Agreement and the other Transaction Documents to which such Seller Party is a party to have been or will be duly executed and delivered by such Seller Party. This Agreement and the other Transaction Documents to which such Seller Party is party constitute a legal, valid and binding obligation of such Seller Party, enforceable against such Seller Party in accordance with its terms, in each case subject to the effect of any applicable bankruptcy, reorganization, insolvency, fraudulent transfer, moratorium or similar Laws from time to time in effect affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the “Enforceability Exceptions”).

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2.3 Meridian and Seller Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a) Meridian Board Approval. The Meridian Board and Special Committee, by resolutions duly adopted, have (i) determined that it is in the best interests of, and fair to Meridian and the Meridian Shareholders, and declared it advisable, to enter into this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereunder and thereunder upon the terms and subject to the conditions set forth herein and therein; (ii) approved the execution and delivery of this Agreement and the other Transaction Documents by the Seller Parties, the performance by the Seller Parties of their covenants and other obligations hereunder and thereunder, and the consummation of the transactions contemplated hereunder and thereunder upon the terms and conditions set forth herein and therein; (iii) recommended that the Meridian Shareholders approve the sale of the Membership Interests pursuant to this Agreement and (iv) recommended that the Meridian Shareholders approve the issuance of the Meridian Warrant (collectively, the foregoing clauses (i) through (iv), the “Meridian Board Recommendation”) and directed that the sale of the Membership Interests pursuant to this Agreement be submitted to the Meridian Shareholders for purposes of obtaining the Meridian Shareholder Approval (as defined below) in compliance with applicable Law and the organizational documents of Meridian. As of the date of this Agreement, the Meridian Board Recommendation has not been withdrawn, rescinded or modified in any way.

(b) Fairness Opinion. The Special Committee has received the written opinion of its financial advisor, The Benchmark Company, LLC (the “Advisor”), to the effect that, as of the date of such opinion and based upon and subject to the various qualifications and assumptions set forth therein, the consideration to be received by the Seller Parties in exchange for the Membership Interests and the Meridian Warrant pursuant to this Agreement, is fair from a financial point of view to Meridian’s unaffiliated shareholders, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified. A copy of such written opinion from the Advisor has been delivered to the Buyer by the Seller Parties.

(c) Anti-Takeover Laws. Except for the Meridian Shareholder Approval, the Meridian Board has taken all necessary actions so that any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar applicable “anti-takeover” Law will not be applicable to the transactions contemplated by this Agreement; provided that, for the avoidance of doubt, nothing in this Section 2.3(c) is intended to relate to the right of Meridian Shareholders to receive fair payment pursuant to Sections 623 and 910 of the New York Business Corporation Law, as amended.

(d) Seller Board Approval. The Board of Directors of the Seller, by resolutions duly adopted, has (i) determined that it is in the best interests of, and fair to Seller and the holder of shares of capital stock of Seller (the “Seller Shareholder”), and declared it advisable, to enter into this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereunder and thereunder upon the terms and subject to the conditions set forth herein and therein; (ii) approved the execution and delivery of this Agreement and the other Transaction Documents by the Seller Parties, the performance by the Seller Parties of their covenants and other obligations hereunder and thereunder, and the consummation of the transactions contemplated hereunder and thereunder upon the terms and conditions set forth herein and therein; and (iii) recommended that the Seller Shareholder approve the sale of the Membership Interests pursuant to this Agreement (collectively, the foregoing clauses (i) through (iii), the “Seller Board Recommendation”) and directed that the sale of the Membership Interests pursuant to this Agreement be submitted to the Seller Shareholder for purposes of obtaining the approval of the Seller Shareholder (the “Seller Shareholder Approval”) in compliance with applicable Law and the organizational documents of Seller. As of the date of this Agreement, the Seller Board Recommendation has not been withdrawn, rescinded or modified in any way.

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2.4 Title to Membership Interests. The Seller is the record and beneficial owner of the Membership Interests, free and clear of all Liens (other than Liens pursuant to the GSSLG Credit Facility) or any other restrictions on transfer other than restrictions on transfer arising under applicable federal and state securities Laws. The Seller has all requisite power and authority to sell, transfer, assign and deliver the Membership Interests as provided herein, and at the Closing, the Seller shall transfer to the Buyer good and marketable title to the Membership Interests, free and clear of all Liens or any other restrictions on transfer other than restrictions on transfer arising under applicable federal and state securities Laws. Other than this Agreement, the Membership Interests are not subject to any voting trust agreement or any other Contract restricting or otherwise relating to the voting, dividend rights or disposition of such Membership Interests. Seller does not own any assets other than the Membership Interests.

2.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery by each Seller Party of this Agreement and the other Transaction Documents to which it is a party does not, and the performance by each Seller Party of this Agreement and the other Transaction Documents to which it is a party will not, (i) conflict with or violate any provision of the organizational documents of such Seller Party or any Acquired Entity; (ii) assuming compliance with the matters referred to in Schedule 2.5(a), conflict with or violate any Law applicable to such Seller Party, Acquired Entity or any of their Affiliates or by which any property or asset of such Seller Party, Acquired Entity or their Affiliates is bound by or affected; (iii) assuming compliance with the matters referred to in Schedule 2.5(a), violate the rules and regulations of NASDAQ (excepting out any listing requirement related to share price or market value); (iv) assuming compliance with the matters referred to in Schedule 2.5(a), (A) require any consent or approval under, (B) result in any breach of or any loss of any benefit under, (C) constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or (D), give to others any right of termination, vesting, amendment, acceleration or cancellation of, any obligation or right under any material Contract or Permit to which such Seller Party or Acquired Entity is a party or to which any of its property or assets is subject; except for the affirmative vote of the holders of at least two-thirds of the outstanding shares of capital stock of Meridian entitled to vote and any vote required by the Meridian Shareholders for the issuance of the Meridian Warrant (collectively, the “Meridian Shareholder Approval”) (for determining the date of the Meridian Shareholder Approval, such date shall be the date of the Meridian Shareholder Meeting if the approval was obtained at a meeting, or, if the Meridian Shareholder Approval is obtained by means of a Meridian Shareholder Consent, then the date the Meridian Shareholder Consent is delivered to Meridian; provided however, that the actions authorized by the Meridian Shareholder Consent may not be taken until the twentieth (20th) day after the Information Statement shall have been mailed to the Meridian Shareholders in accordance with the terms of this Agreement) and as required by the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”); or (v) result in the creation of a Lien on any property or asset of such Seller Party (including any Membership Interests) or any of its Affiliates.

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(b) Except as set forth on Schedule 2.5(b), the execution and delivery by each Seller Party of this Agreement and the other Transaction Documents to which it is a party does not and will not, and the performance of this Agreement and the other Transaction Documents to which it is a party by such Seller Party will not, require any consent, approval, Order, authorization or permit of, or registration, declaration or filing with or notification to, any Governmental Entity.

2.6 Legal Proceedings; Orders. There are no Actions or Orders pending or, to the Seller Parties’ Knowledge, threatened against or affecting any Seller Party, that (a) would reasonably be expected to adversely affect the ability of either Seller Party to consummate the transactions contemplated by this Agreement or the other Transaction Documents or (b) challenge or that would reasonably be expected to prevent, impede, hinder, delay, make illegal, impose limitations or conditions on, or otherwise interfere with, any of the transactions contemplated by this Agreement or the other Transaction Documents. The Seller Parties are not subject to any Order that relates to the Business of, or any assets owned or used by, any Acquired Entity.

2.7 Brokerage. There are no claims for brokerage commissions, finders’ fees, financial advisors’ fees or similar compensation in connection with the transactions contemplated by this Agreement or the other Transaction Documents based on any Contract to which a Seller Party is a party or that is otherwise binding upon a Seller Party and no Person is entitled to any fee or commission or like payment in respect thereof. All fees, commissions or like payments to any Person listed on Schedule 2.7 (or pursuant to the agreement(s) listed therein) shall be paid at the Closing and, following the Closing, none of the Acquired Entities, the Buyer or any of their respective Affiliates will have any obligation of any kind with respect to the matters or agreements listed on Schedule 2.7.

2.8 Solvency. Upon the consummation of the transactions contemplated by this Agreement, including payment of the Closing Date Payments, at and immediately after the Closing the Seller Parties will (a) be able to pay their respective debts as they become due; (b) own property which has a fair saleable value greater than the amounts required to pay its respective debts (including a reasonable estimate of the amount of all contingent liabilities); and (c) have adequate capital to carry on its business as presently conducted (other than the Business).

ARTICLE III
REPRESENTATIONS AND WARRANTIES REGARDING THE ACQUIRED ENTITIES

Except as set forth in the correspondingly numbered Schedule of the Disclosure Schedules, the Seller Parties hereby represent and warrant to the Buyer on a joint and several basis that the statements contained in this Article III are true and correct as of the date of this Agreement and will be true and correct as of the Closing Date. Notwithstanding the foregoing, two (2) Business Days prior to the Closing the Seller Parties shall deliver to the Buyer a Disclosure Schedule Supplement setting forth any supplemental disclosures correspondingly numbered and related solely to the representations and warranties regarding the Acquired Entities, other than the Seller Parties Fundamental Representations.

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3.1 Organization; Corporate Power. Each Acquired Parent Entity is a duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation and all other jurisdictions in which its ownership of property or conduct of business requires it to be qualified except where such qualification would not have a Material Adverse Effect on the Acquired Parent Entities taken as a whole. Each Acquired Parent Entity possesses all requisite limited liability company power and authority necessary to own, operate, lease and license its properties and to carry on its business as now conducted. True, correct and complete copies of each Acquired Parent Entity’s organizational documents currently in effect have been provided to the Buyer and reflect all amendments made thereto at any time prior to the Closing Date.

3.2 Capitalization and Related Matters.

(a) Schedule 3.2(a) sets forth a true, correct and complete list of each Acquired Parent Entity, including each Acquired Parent Entity’s name, type of entity, jurisdiction and date of formation, Membership Interests, authorized membership capital, the number and type of its issued and outstanding membership interests, and the current ownership of such membership interests. The Membership Interests of each Acquired Parent Entity constitute all of the authorized, issued and outstanding limited liability company interests of such Acquired Parent Entity.

(b) All of the Membership Interests have been duly authorized and validly issued. Immediately after the Closing, the Buyer shall own all of the Membership Interests, free and clear of any Liens (other than Liens in favor of the lender as contemplated by the Debt Financing Terms) or any other restrictions on transfer, other than restrictions on transfer arising under applicable federal and state securities Laws. Except for the Membership Interests, there are no issued, reserved for issuance or outstanding (i) limited liability company interests or other equity or voting interests in, the Acquired Parent Entities; (ii) securities of the Acquired Parent Entities convertible into or exchangeable or exercisable for limited liability company interests, or other equity or voting interests in, the Acquired Parent Entities or containing any profit participation features; or (iii) options, warrants, equity appreciation rights, phantom equity, calls, subscriptions or other rights to acquire from the Acquired Parent Entities or other obligations of the Acquired Parent Entities to issue or allot, any limited liability company interests or securities convertible into, or exchangeable or exercisable for, or evidencing the right to subscribe for, limited liability company interests of, or other equity or voting interests in, the Acquired Parent Entities or any equity appreciation rights or phantom equity plans. There are no outstanding obligations of the Acquired Parent Entities to repurchase, redeem or otherwise acquire or retire for value any Membership Interests. There are no statutory or contractual equityholder preemptive or similar rights, rights of first refusal, rights of first offer or registration rights with respect to the Membership Interests. There are no agreements with respect to the voting or transfer of the Membership Interests to which the Acquired Parent Entities or any of their respective Subsidiaries are a party or to which the Seller Parties are a party. The Acquired Parent Entities has not violated any applicable federal or state securities Laws or any preemptive or similar rights created by statute, organizational document or agreement in connection with the offer, sale, issuance or allotment of any of the Membership Interests. The Acquired Parent Entities have no liability for, or obligation with respect to, the payment of dividends, distributions or similar participation interests, whether or not declared or accumulated, and there are no restrictions of any kind which prevent the payment of the foregoing by the Acquired Parent Entities.

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3.3 Subsidiaries; Investments.

(a) Schedule 3.3(a) sets forth a true, correct and complete list of all direct and indirect Subsidiaries of the Acquired Parent Entities (the “Acquired Subsidiary Entities” and each, an “Acquired Subsidiary Entity”), including each Acquired Entity Subsidiary’s name, type of entity, jurisdiction and date of incorporation or organization, authorized capital stock, partnership or membership capital or equivalent, the number and type of its issued and outstanding shares of capital stock, partnership or membership interests or similar ownership interests, and the current ownership of such shares, partnership or membership interests or similar ownership interests.

(b) Except for the Acquired Subsidiary Entities and as set forth on Schedule 3.3(b), neither the Acquired Parent Entities nor any Acquired Subsidiary Entity owns, of record or beneficially, any direct or indirect equity or other ownership, capital, voting or participation interest or any right (contingent or otherwise) to acquire the same in any Person.

(c) Each Acquired Subsidiary Entity (i) is duly organized, validly existing and in good standing (or its equivalent) under the Laws of its jurisdiction of organization and all other jurisdictions in which its ownership of property or conduct of business requires it to be qualified , and (ii) possesses all requisite organizational power and authority to own, operate, lease and license its properties, to carry on its business as now conducted and to consummate the transactions contemplated by this Agreement except where such qualification would not have a Material Adverse Effect on the Acquired Entities taken as a whole. True, correct and complete copies of each Acquired Subsidiary Entity’s organizational documents have been provided to the Buyer and reflect all amendments made thereto at any time prior to the Closing Date.

(d) All of the issued and outstanding shares of capital stock, partnership or membership interests or other similar ownership interests of each Acquired Subsidiary Entity (“Acquired Subsidiary Equity Interests”) have been duly authorized and validly issued, and are fully paid and non-assessable. The Acquired Parent Entities or one or more Acquired Subsidiary Entities owns (beneficially and of record) all of the outstanding Acquired Subsidiary Equity Interests, free and clear of any Liens, other than restrictions on transfer arising under applicable federal and state securities Laws. Except as set forth on Schedule 3.3(d), there are no issued, reserved for issuance or outstanding (i) Acquired Subsidiary Equity Interests; (ii) securities convertible into or exchangeable for Acquired Subsidiary Equity Interests or containing any profit participation features; or (iii) options, warrants, stock appreciation rights, phantom stock, calls, subscriptions or other rights to acquire, or obligations to issue or allot, Acquired Subsidiary Equity Interests or any equity appreciation rights or phantom equity plans. There are no outstanding obligations of any Acquired Entity to repurchase, redeem or otherwise acquire or retire for value any Acquired Subsidiary Equity Interests. There are no statutory or contractual equityholder preemptive or similar rights, rights of first refusal or registration rights with respect to any security of any Acquired Subsidiary Entity. There are no agreements with respect to the voting or transfer of any security of any Acquired Subsidiary Entity. No Acquired Subsidiary Entity has violated any applicable federal or state securities Laws or any preemptive or similar rights created by statute, organizational document or agreement in connection with the offer, sale, issuance or allotment of any security of any Acquired Subsidiary Entity. No Acquired Subsidiary Entity has any liability for, or obligation with respect to, the payment of dividends, distributions or similar participation interests, whether or not declared or accumulated, and there are no restrictions of any kind which prevent the payment of the foregoing by any Acquired Subsidiary Entity.

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3.4 Financial Statements.

(a) Schedule 3.4(a) sets forth true, correct and complete copies of the Seller’s and the Acquired Entities’ (i) unaudited consolidated and consolidating balance sheets as of December 31, 2017 (the “Latest Balance Sheet”) and the related unaudited consolidated and consolidating statements of income, changes in shareholders’ equity and cash flow for the twelve-month period ended December 31, 2017 (the “Interim Financial Statements”) and (ii) unaudited consolidated and consolidating balance sheets and related unaudited consolidated and consolidating statements of income, changes in shareholders’ equity, and cash flow for the fiscal year ended December 31, 2016 (the “Year-end Financial Statements” and, together with the Interim Financial Statements, the “Financial Statements”). Each of the Financial Statements (including in all cases the notes and schedules thereto, if any) (i) was prepared from, and is consistent with, the books and records of the Acquired Entities, (ii) has been prepared in accordance with GAAP consistently applied throughout the periods covered thereby and (iii) fairly presents in all material respects the financial condition, results of operations, shareholders’ equity and cash flow of the Seller and the Acquired Entities as of the dates and for the periods referred to therein, subject, in the case of the Interim Financial Statements, to normal, recurring year-end adjustments (none of which would be material, individually or in the aggregate) and the absence of notes (that, if presented, would not differ materially from those included in the Year-end Financial Statements). No financial statements of any Person other than the Seller and the Acquired Entities are required by GAAP to be included or reflected in any of the foregoing Financial Statements.

(b) The Seller and the Acquired Entities maintain accurate books and records reflecting their assets and liabilities and maintain proper and adequate internal accounting controls which provide assurance that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to prepare the consolidated financial statements of Seller and the Acquired Entities and to maintain accountability for the Seller and the Acquired Entities’ consolidated assets; (iii) access to the Seller and the Acquired Entities’ assets is permitted only in accordance with management’s authorization; (iv) the reporting of the Seller and the Acquired Entities’ assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. To the Seller Parties’ Knowledge, there are no significant deficiencies, including material weaknesses, in the design or operation of the internal control over financial reporting that would reasonably be expected to adversely affect the Seller or the Acquired Entities’ ability to initiate, authorize, record, process, or report external financial data in accordance with GAAP such that there is more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected. To the Seller Parties’ Knowledge, there is no fraud, suspected fraud or allegation of fraud affecting the Seller or the Acquired Entities by management of the Seller or the Acquired Entities, employees who have significant roles in the Seller’s or the Acquired Entities’ internal controls or other employees of the Sellers or the Acquired Entities whose fraud could have a material effect on the financial statements.

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3.5 No Undisclosed Liabilities. None of the Acquired Entities have any Liability and there is no basis for any Action with respect to any Liability (and, solely with respect to Liabilities arising out of unasserted claims, of the type required to be reflected on a balance sheet in accordance with GAAP) except for Liabilities (a) set forth on the face of the Latest Balance Sheet or described on Schedule 3.5(a); (b) incurred in connection with the execution of this Agreement; (c) which have arisen since the date of the Latest Balance Sheet in the ordinary course of business (none of which relate to breach of contract, breach of warranty, tort, infringement, violation of or Liability under any Law or any Action and none of which are material individually or in the aggregate), which, for the avoidance of doubt, includes, but is not limited to, any Liability arising in the ordinary course of business under any Contract entered into in the ordinary course of business, regardless of whether such Liability has been asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due; or (d) that individually or in the aggregate do not exceed $100,000. None of the Acquired Entities maintain any “off-balance sheet arrangement” within the meaning of Item 303(a)(4)(ii) of Regulation S-K of the SEC. All Contracts evidencing any Indebtedness of the Acquired Entities are described on Schedules 1.3(b)(iv) and 1.3(b)(v) hereto, along with the amount of Indebtedness associated with each such listed Contract.

3.6 Absence of Certain Developments.

(a) Since the date of the Latest Balance Sheet, the Acquired Parent Entities have conducted the Business in the ordinary course of business in all material respects and there has not occurred any event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. Except as set forth in Schedule 3.6(a), since the date of the Latest Balance Sheet, none of the Acquired Entities have taken any action that would be prohibited by Section 5.1 if taken or proposed to be taken after the date of this Agreement.

(b) Since December 31, 2017, (i) none of the Acquired Entities have made any cash distributions to the Seller Parties or any other Person except for distributions to the Seller Parties for payments required to be made by a Seller Party pursuant to the GSSLG Credit Facility or as expressly permitted by the terms of this Agreement and (ii) none of the Seller Parties or the Acquired Entities have paid any Acquired Entities Transaction Expenses with cash held by any of the Acquired Entities or generated by the Business.

3.7 Assets. Except as set forth on Schedule 3.7, the Acquired Entities have good and marketable title to, a valid leasehold interest in or a valid license to use, all the material tangible properties and assets used by them, located on their premises, or shown on the Latest Balance Sheet or acquired thereafter (the “Tangible Assets”), free and clear of all Liens, other than Permitted Liens. The Tangible Assets are in good operating condition (normal wear and tear excepted), and are fit in all material respects for use in the ordinary course of business. Except as set forth on Schedule 3.7, the Tangible Assets are all the tangible properties and assets necessary or desirable for the current and proposed operation of the Business in all material respects, and the Tangible Assets, together with any and all intangible assets of the Acquired Entities, including the Business IP (as defined below), are sufficient for the current and proposed operation of the Business and to have achieved the financial results set forth in Financial Statements.

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3.8 Intellectual Property.

(a) Schedule 3.8(a) sets forth a list of all material Registered IP. Except as otherwise indicated on Schedule 3.8(a), the Registered IP listed on Schedule 3.8(a) is solely owned by the Acquired Entities. All registrations and applications for the Registered IP are in the name of the Acquired Entities except as otherwise indicated on Schedule 3.8(a). All necessary registration and renewal fees due prior to, or within 60 days after, the Closing in connection with such registrations in the jurisdictions set forth on Schedule 3.8(a) have been made. No registration of or application for any of the Registered IP is or has been the subject of any opposition, interference, cancellation, or other proceeding pending before any Governmental Entity. All works encompassed by Registered IP have been marked with the proper registration notices.

(b) The Acquired Entities exclusively own all Intellectual Property used in the Business (the “Business IP”), free and clear of all Liens other than Permitted Liens. No Business IP is subject to any Action or outstanding Order or settlement agreement or stipulation in any Action to which any Acquired Entity is a party that restricts the transfer, assignment or licensing thereof by any Acquired Entity or the enforceability of such Business IP. Schedule 3.8(b) sets forth a list of all material Business IP that is not already included in Schedule 3.8(a).

(c) To the Seller Parties’ Knowledge, the operation of the Business by the Acquired Entities does not infringe, misappropriate or otherwise violate any Intellectual Property owned by a third Person. None of the Acquired Entities have received notice from a third Person claiming the operation of the Business of the Acquired Entities infringes, misappropriates or otherwise violates any Intellectual Property of a third Person.

(d) To the Seller Parties’ Knowledge, no third Person is infringing, misappropriating or otherwise violating any of the Business IP. No Actions have been brought or threatened against any Person by the Acquired Entities in the three (3) years preceding the date hereof alleging that such Person is infringing, misappropriating or otherwise violating any Business IP.

(e) The Acquired Entities have taken commercially reasonable measures to protect as confidential those trade secrets included in the Business IP. Each employee of the Acquired Entities who has made any material contributions to the creation or development of any Business IP the rights in which are not otherwise vested in the Acquired Entities by operation of Law or Contract has executed a proprietary information and inventions agreement substantially in the form(s) provided to the Buyer.

(f) Schedule 3.8(f) contains a complete list of all material licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions and other Contracts, whether written or oral, relating to Intellectual Property to which any of the Acquired Entities is a party, beneficiary or otherwise bound (“IP Agreements”). Each IP Agreement is valid and binding and is in full force and effect. No party to an IP Agreement is, or is alleged to be, in breach of or default under, or has provided or received any notice of breach of, default under, or intention to terminate (including by non-renewal), any IP Agreement.

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(g) The computer, information technology and data processing systems and services used by the Acquired Entities (collectively, including software, “Systems”), are (i) to the Seller Parties’ Knowledge, free from all material defects in design, workmanship and materials and conform in all material respects to the written documentation and specifications therefor and (ii) sufficient for the needs of the Acquired Entities, including as to capacity, scalability and ability to process current and anticipated peak volumes in a timely manner. The Systems are in good working condition to effectively perform all computing, information technology and data processing operations necessary for the operation of the Acquired Entities. After giving effect to the Shared Services Agreement, from and after the Closing, the Buyer will have and be permitted to exercise the same rights with respect to the Systems as the Acquired Entities exercised prior to the Closing, without the payment of any additional amounts or consideration other than ongoing fees, royalties, or payments which an Acquired Entity would otherwise have been required to pay. In the last three (3) years from the date hereof, there have been no (A) material failures, breakdowns, continued substandard performance or other adverse events affecting any Systems or (B) breaches of the security of, or other unauthorized access to, the Systems (including any data stored thereon) or any confidential, personal or other sensitive information under the control, or in the possession, of an Acquired Entity.

3.9 Real Property

(a) Schedule 3.9(a) sets forth a true, correct and complete list of all the addresses and corresponding legal descriptions for real property and interests in real property owned in fee by any Acquired Entity (individually, an “Owned Property” and, collectively, the “Owned Properties”) and identifies any reciprocal easement or operating agreements relating thereto. The relevant Acquired Entity has good, marketable and insurable fee simple title to each Owned Property, subject only to Permitted Liens. The Seller Parties have previously delivered or caused the Acquired Entities to deliver to the Buyer or its counsel true, correct and complete copies of all vesting deeds, title insurance reports, commitments and policies, and surveys for the Owned Properties. No Owned Property is presently being marketed for sale, or is under contract to be sold. Schedule 3.9(a) also sets forth a true, correct and complete list of any lease, sublease, license or similar agreement that grants to any other Person any right to acquire, lease, use or occupy any Owned Property or any portion thereof (any such lease, sublease, license or similar agreement, an “Owned Property Occupancy Agreement”). The Seller Parties have previously delivered or caused the Acquired Entities to deliver or provide to the Buyer or its counsel true, correct and complete copies of each Owned Property Occupancy Agreement, together with all amendments, modifications, supplements, waivers and side letters related thereto. With respect to each Owned Property Occupancy Agreement: (i) the Owned Property Occupancy Agreement is legal, valid, binding, enforceable and in full force and effect; (ii) none of the Acquired Entities or, to the Seller Parties’ Knowledge, any other party to the Owned Property Occupancy Agreement is in material breach or default thereunder and, to the Seller Parties’ Knowledge, collectively, no event has occurred which, with notice or lapse of time or both, would constitute such a breach or default or permit termination, modification or acceleration under the Owned Property Occupancy Agreement; (iii) no party to the Owned Property Occupancy Agreement has repudiated any provision thereof; (iv) Seller Parties have not received written notice of any, and to the Knowledge of the Seller Parties, there are no, disputes, oral agreements or forbearance programs in effect as to the Owned Property Occupancy Agreement; and (v) the Owned Property Occupancy Agreement has not been modified in any respect, except to the extent that such modifications are disclosed by the documents delivered to the Buyer.

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(b) Schedule 3.9(b) sets forth a true, correct and complete list of all real property and interests in real property leased, licensed, subleased or occupied by any Acquired Entity as lessee, licensee, sublessee or occupant (individually, a “Leased Property” and, collectively, the “Leased Properties”; each Owned Property and Leased Property is sometimes referred to herein individually as a “Acquired Entities Property” and collectively as the “Acquired Entities Properties”) and identifies for each lease of Leased Property (individually, a “Lease” and, collectively, the “Leases”) the parties thereto, the address of the property subject thereto (and the corresponding legal description, where available), the rent payable thereunder, the terms of any renewal options, the substance of any amendments or modifications thereto and any reciprocal easement or operating agreements relating thereto. The relevant Acquired Entity has a good, marketable and valid leasehold interest in each Leased Property, subject only to Permitted Liens. The Seller Parties have previously delivered to the Buyer or its counsel true, correct and complete copies of each Lease, together with all amendments, modifications, supplements, waivers and side letters related thereto. With respect to each Lease: (i) the Lease is legal, valid, binding, enforceable and in full force and effect; (ii) none of the Acquired Entities or, to the Seller Parties’ Knowledge, any other party to the Lease is in material breach or default thereunder and, to the Seller Parties’ Knowledge, no event has occurred which, with notice or lapse of time or both, would constitute such a breach or default or permit termination, modification or acceleration under the Lease; (iii) no party to the Lease has repudiated any provision thereof; (iv) Seller Parties have not received written notice of any, and to the Knowledge of the Seller Parties, there are no, material disputes, oral agreements or forbearance programs in effect as to the Lease; (v) the Lease has not been modified in any respect, except to the extent that such modifications are disclosed by the documents delivered to the Buyer; (vi) none of the Acquired Entities have assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the Lease; and (vii) the Lease covers the entire estate it purports to cover.

(c) With respect to each Acquired Entities Property: (i) the current use of such Acquired Entities Property and the operation of the Acquired Entities’ business thereon does not violate in any material respect any instrument of record or Contract affecting such Acquired Entities Property, as applicable, or any applicable Law in any material respect (without any fines or monetary Liabilities attached); (ii) except for the Owned Property Occupancy Agreements and the Leases, there are no leases, subleases, licenses, occupancy, concessions or other Contracts, written or oral, granting to any Person the right of use or occupancy of any portion of such Acquired Entities Property except in favor of the Acquired Entities; and (iii) except pursuant to an Owned Property Occupancy Agreement, there are no Persons in possession of such Acquired Entities Property except the Acquired Entities.

(d) Except as set forth on Schedule 3.9(d), with respect to those Leases that were assigned or subleased to the Acquired Entities by a third party, all necessary consents to such assignments or subleases have been obtained. None of the rights of the relevant Acquired Entity under any of the Leases will be subject to termination or modification as the result of the transactions contemplated by this Agreement.

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(e) The Acquired Entities have not received any written notice of violation of any Law with respect to any Acquired Entities Property, and to the Seller Parties’ Knowledge, no notice of violation of any Law has been issued by any Governmental Entity with respect to any Acquired Entities Property. Each of the Acquired Parent Entities Properties is in compliance with all applicable Laws.

(f) The Acquired Entities have all material certificates of occupancy and Permits of any Governmental Entity necessary for the current use and operation of each Acquired Entities Property. Such Permits have been validly issued by the appropriate Governmental Entity in compliance with all applicable Laws, and the Acquired Entities have fully complied with all material conditions of the Permits applicable to it. No default or violation, or event that with the lapse of time or giving of notice or both would become a material default or violation, has occurred in the due observance of any Permit. All material Permits are in full force and effect without further consent or approval of any Person.

(g) No part of any Acquired Entities Property is subject to any building or use restrictions that would materially restrict or prevent the present use and operation of such Acquired Entities Property, and each Acquired Entities Property is properly and duly zoned for its current use, and such current use is in all respects a conforming use. No Governmental Entity having jurisdiction over any Acquired Entities Property has issued or, to the Seller Parties’ Knowledge, threatened in writing to issue any notice or Order, injunction, judgment, decree, ruling, writ or arbitration award that adversely affects the use or operation of any Acquired Entities Property, or requires, as of the date hereof or a specified date in the future, any repairs or alterations or additions or improvements thereto, or the payment or deduction of any money, fee, exaction or property.

(h) There does not exist any actual or, to the Seller Parties’ Knowledge, threatened or contemplated condemnation or eminent domain proceedings that affect any Acquired Entities Property or any part thereof, and none of the Acquired Entities have received any notice, oral or written, of the intention of any Governmental Entity or other Person to take or use any Acquired Entities Property or any part thereof.

(i) None of the Acquired Entities know of any actual or pending imposition of any assessments for public improvements with respect to any Acquired Entities Property and, to the Seller Parties’ Knowledge, no such improvements have been constructed or planned that would be paid for by means of assessments upon any Acquired Entities Property.

(j) No improvements constituting a part of any Acquired Entities Property encroach onto real property not owned or leased by any Acquired Entity to the extent that removal of such encroachment would materially impair the manner and extent of the current use, occupancy and operation of such improvements or cost Seller Parties (or after Closing, Buyer) as the responsible party in excess of $50,000 to remove. Further, no improvements of third parties encroach on any portion of the Acquired Entities Property.

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(k) All improvements located on each Acquired Entities Property, and all systems and utilities serving each Acquired Entities Property, are in good condition, working order and repair (ordinary wear and tear excepted), and are available and sufficient to enable the Acquired Entities Properties to continue to be used, occupied and operated in the manner currently using used, occupied and operated. No Acquired Entities Property is dependent on any other property for access, operation, utility or use which is not a part of such Acquired Entities Property. No Acquired Entities Property or part thereof has suffered any damage by fire or other casualty that has not heretofore been restored. No portion of the Acquired Entities Property is located in a special flood hazard area as designated by any Governmental Entity.

(l) None of the Acquired Entities have received any written notice from any insurance company that has issued a policy with respect to any Acquired Entities Property requesting performance of any structural or other repairs or alterations to such Acquired Entities Property that have not been heretofore completed by any Acquired Entity.

(m) No work has been performed during the past year or is in progress by the Seller Parties, the Acquired Entities or any third party on any Acquired Entities Property which might give rise to a valid mechanic’s, materialman’s or other lien against such parcels or any portion thereof, and no materials have been furnished to any such parcels or any portion hereof which might give rise to a valid mechanic’s, materialman’s or other lien against such parcels or any portion thereof.

(n) Except as set forth in Schedule 3.9(n), none of the Acquired Entities owns or holds, or is obligated under or a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any real estate or any portion thereof or interest therein.

3.10 Contracts.

(a) Except as set forth on Schedule 3.10, none of the Acquired Entities are a party to or bound by any written or oral:

(i) collective bargaining agreement or other Contract with any labor union;

(ii) management agreement or other Contract (1) for the employment or consultancy of any officer, individual employee or other Person on a full time, part-time or consulting basis (other than at-will employment agreements with its employees which do not commit any Acquired Entity to severance, termination or other similar payments or benefits and which are terminable without prior notice without penalty or adverse consequence) or (2) providing for the payment of any cash or other compensation or benefits upon the sale of all or a material portion of its assets or a change of control or (3) otherwise restricting its ability to terminate the employment or services of any officer, individual employee or other Person at any time without penalty or liability, or (4) providing for profit sharing or any other material plan or arrangement for the benefit of current or former directors, officers, employees or other service providers or (5) providing for or granting stock options, stock purchase rights, stock appreciation rights, deferred compensation to any current or former directors, officers, employees or other service providers;

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(iii) Contract relating to Indebtedness or to the mortgaging or pledging of, or otherwise placing a Lien on, any of its assets or any of its securities;

(iv) Contract (or group of related Contracts) for the purchase, sale, distribution or marketing of raw materials, commodities, supplies, products or other personal property or for the furnishing or receipt of services which (A) calls for performance over a period of more than one year, (B) involves consideration in excess of $50,000 in the aggregate, or (C) would be reasonably expected to result in a material loss to any Acquired Entity;

(v) Contract containing covenants that in any way purport to restrict the right or freedom of the Acquired Entities or any other Person for the benefit of any of them to (A) engage in any business activity, (B) engage in any line of business or compete with any Person, (C) conduct any activity in any geographic area, (D) solicit any Person to enter into a business or employment relationship, or enter into such a relationship with any Person, (E) sell, transfer or place a Lien on any of its assets, (F) make any dividend or distribution, or (G) amend or modify any of its organizational documents;

(vi) Contract under which it has advanced or loaned (or committed to loan) or provided credit support (or committed to provide credit support) to other Person any amounts;

(vii) Contract under which it is lessee of or holds or operates any property, real or personal, owned by any other Person, which involves annual rental payments of greater than $10,000 or group of such Contracts with the same Person which involve consideration in excess of $25,000 in the aggregate;

(viii) Contract under which it is lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by it which involves consideration in excess of $10,000 or group of such Contracts with the same Person which involve consideration in excess of $25,000 in the aggregate;

(ix) license or other Contract with respect to any Intellectual Property to which any Acquired Entity is party as licensor, licensee or otherwise, other than licenses to any Acquired Entity of unmodified, off-the-shelf software in each case identifying the subject Intellectual Property;

(x) Contract requiring any Acquired Entity to indemnify or hold harmless any Person under which there is a current factual basis for the Company to have Knowledge that any Acquired Entity is reasonably likely to be responsible for indemnification obligations in excess of $100,000;

(xi) warranty Contract with respect to its services rendered or its products sold, leased or licensed;

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(xii) any Contract between either Seller Party or their respective Affiliates, on the one hand, and the Acquired Entities or their respective Affiliates, on the other hand;

(xiii) Contract that provides any customer with pricing, discounts or benefits that change based on the pricing, discounts or benefits offered to other customers of the Acquired Entities, including any Contract which contains a “most favored nation” provision;

(xiv) Contract which contains performance guarantees;

(xv) Contract involving the settlement of any Action or threatened Action (A) which will (i) involve payments after the date of the Latest Balance Sheet of consideration in excess of $20,000 or (ii) impose monitoring or reporting obligations to any other Person outside the ordinary course of business or (B) with respect to which conditions precedent to the settlement have not been satisfied;

(xvi) Contract relating to the acquisition or sale of the Business (or any material portion thereof), whether or not consummated;

(xvii) Contract with any Governmental Entity;

(xviii) partnership, joint venture or other similar Contract involving a share of profits, losses, costs, or liabilities with any other Person;

(xix) (A) Contract (or group of related Contracts) the performance of which involves consideration in excess of $50,000 per year or $100,000 in the aggregate or which cannot be canceled by the Acquired Entities upon thirty (30) days’ notice without premium or penalty or (B) any Contract with a Material Customer;

(xx) Contract that purports to bind or restrict, or to be enforceable against, any Affiliate of the Acquired Entities (other than other Acquired Entities) or that would bind or restrict, or be enforceable against, the Buyer or any of its Affiliates (other than the Acquired Entities) after the Closing; or

(xxi) other Contract material to any Acquired Entity, whether or not entered into in the ordinary course of business.

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(b) All of the Contracts set forth or required to be set forth on Schedule 3.10 (each, together with all amendments thereto, a “Material Contract”) are valid, binding and enforceable against the Acquired Entities (to the extent party thereto) and enforceable by the Acquired Entities (to the extent party thereto) against the other parties thereto, in accordance with their respective terms, in each case, subject to the Enforceability Exceptions. The Acquired Entities (to the extent party thereto) have properly conducted and paid all amounts to be paid by any Acquired Entity and otherwise performed all material obligations required to be performed by them under such Contracts and none of the Acquired Entities have received any notice that it such Acquired Entity in default under or in breach of any such Contract. To the Seller Parties’ Knowledge, (i) no event has occurred which with the passage of time or the giving of notice or both would result in a default, breach or event of noncompliance by any Acquired Entity under any such Contract; (ii) no other party to any such Contract is in breach thereof or default thereunder and none of the Acquired Entities or Seller Parties have received any notice of termination, cancellation, breach or default under any such Contract; (iii) there are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts paid or payable to any Acquired Entity under any of the Material Contracts with any Person and no such Person has made written demand for such renegotiation; and (iv) with respect to the performance bonds set forth in subsection (iii) of Schedule 3.10, there have been no claims by the beneficiary thereof, and there are no facts which could reasonably likely lead to the beneficiary thereof to assert a claim under such performance bonds. The Acquired Entities (to the extent party thereto) shall have the benefit of each Material Contract and, subject to the Enforceability Exceptions, shall be entitled to enforce each such Contract immediately following the Closing. Each Material Contract relating to the sale, design, manufacture, or provision of products or services has been entered into by the Acquired Entities in the ordinary course of business and without the commission of any act alone or in concert with any other Person, or any consideration having been paid or promised, in violation of any Law. The completion or performance of each Material Contract relating to the sale, design, manufacture, or provision of products or services by the Acquired Entities would not reasonably expected to result in less than normal profit margins, or otherwise result in a loss, to the Acquired Entities. A true, correct and complete copy of each written Material Contract and an accurate written description setting forth the terms and conditions of each oral Material Contract have been delivered or made available to the Buyer.

3.11 Insurance. Schedule 3.11 sets forth (a) all insurance policies to which any Acquired Entity is a party, an insured, or a beneficiary, or under which any of them, or any director, officer, or manager of any of them in his or her capacity as such, is or has been covered at any time since January 1, 2015 (or such later date if the Acquired Entity has not been controlled by Meridian since January 1, 2015) , (b) a brief description of all claims of the Acquired Entities that are currently pending, (c) a brief description of any self-insurance, co-insurance or retention arrangement by or affecting any Acquired Entity, including any reserves established thereunder, (d) a brief description of all obligations of any Acquired Entity to third parties with respect to insurance coverage (including such obligations under leases and service agreements) and identifying the policy under which such coverage is provided and (e) a brief description of each such policy including the names of policies, insurers, insureds, jurisdiction(s) in which coverage is applicable, policy limits, policy periods and premiums. All of the insurance policies identified on Schedule 3.11 are in full force and effect and, subject to the assignment of such policies as set forth on Schedule 7.1(l), will continue in full force and effect following the consummation of the transactions contemplated by this Agreement, subject to the Enforceability Exceptions. Such insurance policies (i) collectively provide adequate insurance coverage for the assets and operations of the Acquired Entities; (ii) collectively are sufficient for compliance with all requirements of Law and all Contracts to which any Acquired Entity is a party or is otherwise bound; (iii) are issued by an insurer that Meridian reasonably believes is financially sound and reputable; and (iv) do not provide for any retrospective premium adjustment or other experience-based liability on the part of any Acquired Entity. All premiums due and payable under all such policies have been paid and none of the Acquired Entities have received any notification of cancellation of any such insurance policies. There are no pending claims by any Acquired Entity to which the insurers have denied coverage or otherwise reserved rights. Since January 1, 2015, none of the Acquired Entities have been refused any insurance, nor has its coverage been limited, by any insurance carrier to which it has applied for insurance.

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3.12 Legal Proceedings; Orders.

(a) There are no, and since January 1, 2013 there have not been any, Actions pending or, to the Seller Parties’ Knowledge, threatened against or affecting the Acquired Entities, any of their respective officers, managers or directors (in their capacities as such or otherwise with respect to the Business) or any of the assets owned or used by any Acquired Entity that, individually or in the aggregate (x) would be material to the Acquired Entities or the Business, or (y) challenges, or that could have the effect of preventing, impeding, hindering, delaying, making illegal, imposing limitations or conditions on, or otherwise interfering with, any of the transactions contemplated by this Agreement. There are no Actions pending or threatened by any Acquired Entity against any Person. To the Seller Parties’ Knowledge, there is no valid basis for any of the foregoing.

(b) To the Seller Parties’ Knowledge, none of the Acquired Entities are the subject of any governmental investigation or inquiry and, to the Seller Parties’ Knowledge, there is no valid basis for any of the foregoing. None of the Acquired Entities, or any assets owned or used by any of them, is subject to any Order. Each of the Acquired Entities has at all times been in material compliance with each Order to which it, or any assets owned or used by it, is or has been subject. No event has occurred or circumstance exists that could constitute or result in (with or without notice or lapse of time) a violation of, or failure to comply with, any Order to which any Acquired Entity, or any assets owned or used by any of them, is subject. Since January 1, 2012 none of the Acquired Entities has at any time received any notice or other communication (whether oral or written) from any Governmental Entity or any other Person regarding any actual, alleged, or potential material violation of, or material failure to comply with, any Order to which any Acquired Entity, or any assets owned or used by any of them, is subject. The Acquired Entities are fully insured with respect to each of the matters set forth on Schedule 3.12.

3.13 Tax Matters.

(a) Except as set forth in Schedule 3.13(a), all Tax Returns required to be filed by, or behalf of, any Acquired Entity have been timely filed. Such Tax Returns are true, complete and correct in all material respects. All material Taxes due and owing by any Acquired Entity (whether or not shown on any Tax Return) have been timely paid.

(b) Each Acquired Entity has withheld and paid to the applicable Governmental Entity all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other Person, and each Acquired Entity has complied in all material respects with all information reporting and backup withholding provisions of applicable Law.

(c) No claim has been made by any Taxing Authority in writing in any jurisdiction where an Acquired Entity does not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction which has not been settled or resolved.

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(d) No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of the any Acquired Entity that are in force or pending.

(e) All deficiencies asserted, or assessments made, against any Acquired Entity as a result of any examinations by any Taxing Authority have been fully paid.

(f) No Acquired Entity is a party to any Action by any Taxing Authority. There are no pending or, to the Knowledge of the Seller Parties, threatened Actions by any Taxing Authority against any of the Acquired Entities.

(g) There are no Liens for Taxes (other than for current Taxes not yet due and payable) upon the assets of any Acquired Entity.

(h) Except as set forth in Schedule 3.13(h), no Acquired Entity is a party to, or bound by, any Tax indemnity, Tax-sharing or Tax allocation agreement, the principal purpose of which is to provide for the payment of Taxes of a Person other than an Acquired Entity.

(i) No Acquired Entity has been a member of an Affiliated Group or is a party to, or bound by, any closing agreement or offer in compromise with any Taxing Authority.

(j) No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any Taxing Authority with respect to an Acquired Entity.

(k) No Acquired Entity has been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes. No Acquired Entity has any Liability for Taxes of any Person (other than an Acquired Entity) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor, by contract or otherwise.

(l) No Acquired Entity will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any of the following: (i) a change in method of accounting for a taxable period ending on or before the Closing Date; (ii) a “closing agreement” as described in Section 7121 of the Code executed on or prior to the Closing Date; (iii) an installment sale or open transaction executed on or prior to the Closing Date; (iv) receipt of a prepaid amount prior to the Closing Date; (v) an intercompany item under Treasury Regulation Section 1.1502-13 or an excess loss account under Treasury Regulation Section 1.1502-19; (vi) the utilization of any method of accounting other than the accrual method; or (vii) election under Section 108(i) of the Code.

(m) Seller is not a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2.

(n) No Acquired Entity has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code within the past five (5) years.

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(o) No Acquired Entity is, or has been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(p) No Acquired Entity is subject to Tax or has a permanent establishment in any foreign jurisdiction.

(q) None of the assets of the Acquired Entities constitute property that the Acquired Entities are required to treat as being owned by any other person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended.

(r) Each Acquired Entity is and at all times since its respective date of formation has been, properly classified as an entity disregarded as separate from its owner, Seller, within the meaning of Treasury Regulation Sections 301.7701-2(c)(2)(i) and 301.7701-3(b)(1)(ii) for U.S. federal (and applicable state) income Tax purposes, and none of any Seller Party or Acquired Entity nor any Person on behalf of any Acquired Entity has made any election to change the default classification of any Acquired Entity under Treasury Regulation Section 301.7701-3(b)(1).

3.14 Compliance with Laws; Permits.

(a) Except as set forth in Schedule 3.14(a), since January 1, 2013 (i) the Acquired Entities have conducted the Business in material compliance with all Laws relating to the operation and conduct of the Business or any of its properties or facilities in all material respects; and (ii) none of the Acquired Entities have received (x) written notice of any violation, alleged violation or potential violation of any such Laws, (y) to the Seller Parties’ Knowledge, any non-written notice of any violation, alleged violation or potential violation of any such Laws that would, individually or in the aggregate, reasonably be expected to be material to the Business, or (z) any actual, alleged, or potential obligation on the part of any Acquired Entity to undertake, or to bear all or any portion of the cost of, any remedial action that would, individually or in the aggregate, reasonably be expected to be material to the Business.

(b) No event has occurred, and no condition exists, that would reasonably be expected to (with or without notice or lapse of time) constitute or result directly or indirectly in (x) a material violation by any Acquired Entity of, or a failure on the part of any Acquired Entity to comply with, any Law relating to the operation and conduct of the Business or any of its properties or facilities or (y) any obligation on the part of any Acquired Entity to undertake, or to bear all or any portion of the cost of, any remedial action that would, individually or in the aggregate, reasonably be expected to be material to the Business.

(c) None of the Acquired Entities or any director, officer, agent, employee or other Person acting on behalf of any of the Acquired Entities (in their capacity as director, officer, agent, or employee), has at any time since January 1, 2013: (i) used any corporate funds of the Acquired Parent Entities or any Subsidiary for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity in respect of the Business, or failed to disclose fully any such contribution in violation of applicable laws; (ii) directly or indirectly, paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental official or Governmental Entity, in the United States or any other country, which is in any manner illegal under any Law of the United States or any other country having jurisdiction; or (iii) made any unlawful payment or given any other unlawful consideration to any customer, agent, distributor or supplier of the Acquired Entities or any director, officer, agent, or employee of such customer or supplier.

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(d) The Acquired Entities are in possession of all Permits necessary for the Acquired Entities to own, lease and operate their respective properties, other than those Permits set forth on Schedule 3.14(d) that are not material to the Business, or to conduct the Business consistent with past practice. All applications for or renewals of all such material Permits have been timely filed and made and no such Permit will expire or be terminated as a result of the consummation of the transactions contemplated by this Agreement. All of such Permits are in full force and effect and will remain in full force and effect immediately following the Closing, and the Acquired Entities are in compliance with the foregoing in all material respects without any conflict with the valid rights of others. There is no Action pending, or to the Seller Parties’ Knowledge, threatened, nor has any Acquired Entity received any notice (written or non-written) from any Governmental Entity, to revoke, cancel, refuse to renew or adversely modify any such material Permit.

3.15 Employees.

(a) Schedule 3.15(a) sets forth a true, correct and complete list of all employees, independent contractors and consultants of the Acquired Entities as of the date of this Agreement, and shows, with respect to each such individual, the following: name; position; location; base salary, hourly wage rate or other type of compensation; and bonus, commission or other incentive opportunity for the Acquired Entities’ current fiscal year, as applicable.

(b) None of the Acquired Entities are party to a collective bargaining Contract and, to the Seller Parties’ Knowledge, none of the Acquired Entities’ personnel are represented by a labor organization. There are no pending or, to the Seller Parties’ Knowledge, threatened against the Acquired Entities, labor disputes, strikes, work stoppages, organizational activities, requests for representation, pickets or work slow-downs, nor has any such event occurred within the past three (3) years from the date hereof.

(c) The Acquired Entities are in compliance in all material respects with all applicable Laws regarding employees, including those relating to employment and employment practices, terms and conditions of employment, wages, hours of work, plant closing and occupational safety and health, and there is no unfair labor practice charge or complaint or any other Action, against any Acquired Entity pending or, to the Seller Parties’ Knowledge, threatened before the National Labor Relations Board, an arbitrator, or any Governmental Entity brought by or on behalf of any individual employee, a group consisting of more than one (1) employee, or on a class or collective action basis.

(d) In the three (3) years prior to the date of this Agreement, none of the Acquired Entities have effectuated (i) a “plant closing” (as defined in the WARN Act or any similar state, local or foreign law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any Acquired Entity or (ii) a “mass layoff” (as defined in the WARN Act, or any similar state, local or foreign law) affecting any site of employment or facility of the Acquired Entities.

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3.16 Employee Benefits.

(a) Schedule 3.16(a) includes a list of each Benefit Plan.

(b) With respect to each Benefit Plan, the Seller Parties have made available to the Buyer true and complete copies of (i) each Benefit Plan (or, if not written, a written summary of its material terms), including without limitation all plan documents, trust agreements, insurance contracts or other funding vehicles and all amendments thereto, (ii) all summaries and summary plan descriptions, including any summary of material modifications (iii) the three (3) most recent annual reports (Form 5500 series) filed with the Department of Labor (with all schedules and attachments), (iv) the three (3) most recent actuarial reports or other financial statements relating to such Benefit Plan, (v) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service and any pending request for such a letter, (vi) the three (3) most recent nondiscrimination tests performed under the Code, (vii) all agreements or contracts with any service provider with respect to any Benefit Plan and (viii) all filings made with any Governmental Entity, including but not limited to any filings under the Employee Plans Compliance Resolution System or the Department of Labor Delinquent Filer Program.

(c) Except as set forth on Schedule 3.16(c), each Benefit Plan complies in all respects in form, and has in operation been administered in all material respects in accordance with, its terms and all applicable Laws, including ERISA and the Code, and all contributions required to be made under the terms of any Benefit Plan as of the date of this Agreement have been timely made or, if required but not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Acquired Entities’ financial statements prior to the date of this Agreement. Except as set forth on Schedule 3.16(c), with respect to each Benefit Plan, all tax, annual reporting and other governmental filings required by ERISA and the Code have been timely filed with the appropriate Governmental Entity and all material notices and disclosures have been timely provided to participants. With respect to the Benefit Plans, no event has occurred and, to the Seller Parties’ Knowledge, there exists no condition or set of circumstances in connection with which the Acquired Entities could be subject to any material Liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Benefit Plans, ERISA, the Code or any other applicable Law. There are no pending audits or investigations by any Governmental Entity involving any Benefit Plan, and no threatened or pending claims (except for individual claims for benefits payable in the normal operation of the Benefit Plans), suits or proceedings involving any Benefit Plan, any fiduciary thereof or service provider thereto. Neither the Acquired Entities nor any ERISA Affiliate has any Liability under Section 502 of ERISA. All contributions and payments to such Benefit Plan are deductible under Sections 162 or 404 of the Code. No Benefit Plan is, and neither the Acquired Entities nor any of its ERISA Affiliates sponsors, maintains, contributes to, has any obligation to contribute to, or has, sponsored, maintained, contributed to or had any obligation to contribute to a (i) “pension plan” under Section 3(2) of ERISA that is subject to Title IV of ERISA, (ii) a Multiemployer Plan, (iii) a “multiple employer plan” within the meaning of ERISA or an employee benefit plan subject to Section 413(c) of the Code or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

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(d) Each Benefit Plan which is intended to qualify under Section 401(a) of the Code has either (i) received a favorable determination letter from the Internal Revenue Service as to its qualified status, or (ii) may rely upon a favorable prototype opinion letter from the Internal Revenue Service, and each trust established in connection with any Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt. To the Seller Parties’ Knowledge, no fact or event has occurred that could cause the loss of the qualified status of any such Benefit Plan or the exempt status of any such trust.

(e) Each Benefit Plan can be amended, terminated or otherwise discontinued in accordance with its terms, without Liability (other than Liability for ordinary administrative expenses typically incurred in a termination event). Neither the Acquired Entities, nor to the Seller Parties’ Knowledge, any other person or entity has any express or implied commitment, whether legally enforceable or not, to modify, change or terminate any Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code or a merger or termination for the purpose of consolidating benefit programs onto a single employee benefit plan.

(f) Except as provided on Schedule 3.16(f), neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with any other event, will (i) entitle any current or former employee, consultant or director of any Acquired Entity or any group of such employees, consultants or directors to any payment of compensation; (ii) increase the amount of compensation or benefits due to any such employee, consultant or director; or (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit. Except as provided on Schedule 3.16(f), no amount that could be received (whether in cash, property, the vesting of property or otherwise) as a result of or in connection with the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event) or by any of the Transaction Documents, by any employee, officer, director or other service provider of any Acquired Entity who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g) Except as required by applicable Law and as set forth on Schedule 3.16(g), no Benefit Plan, except those set forth on Schedule 3.16(g), provides any of the following retiree or post-employment benefits to any person: medical, disability or life insurance benefits.

(h) The Acquired Entities have not entered into any contract, agreement or arrangement covering any employee that gives rise to the payment of any amount that would not be deductible during tax years ended prior to December 31, 2017 pursuant to the terms of Section 162(m) of the Code. Each Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code), if any, has been maintained and operated in documentary and operational compliance with Section 409A of the Code. No payment pursuant to any Benefit Plan or other arrangement to any “service provider” (as such term is defined in Section 409A of the Code) would subject any Person to Tax pursuant to Section 409A of the Code, whether pursuant to this Agreement or otherwise.

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(i) None of the Acquired Entities have sponsored, maintained, participated in, contributed to, or has been required to sponsor, maintain or contribute to any employee benefit plan, program or arrangement which is subject to the Laws of any jurisdiction other than the United States.

3.17 Affiliated Transactions. Except as set forth on Schedule 3.17, no Related Party (a) is a party to any Contract with any Acquired Entity; (b) has any direct or indirect financial interest in, or is an officer, director, manager, employee or consultant of, any competitor, supplier, licensor, distributor, lessor, independent contractor or customer of any Acquired Entity (it being agreed, however, that the passive ownership of securities listed on any national securities exchange representing no more than five percent of the outstanding voting power of any Person shall not be deemed to be a “financial interest” in any such Person); (c) has any interest in any property, asset or right used by any Acquired Entity or necessary for the Business; (d) has outstanding any Indebtedness owed to any Acquired Entity; or (e) has received any funds from any Acquired Entity since the date of the Latest Balance Sheet, or is the obligee or beneficiary of any Liability of any Acquired Entity, in each case, except for employment-related compensation or Liabilities therefor received or payable in the ordinary course of business. None of the Acquired Entities are responsible for, or are bound by, any obligations of the Seller Parties or their Affiliates (other than other Acquired Entities). None of the Seller Parties or their Affiliates (other than the Acquired Entities) owns or has any rights to any material assets used in connection with the Business.

3.18 Environmental Matters. Except as set forth on Schedule 3.18, (a) each of the Acquired Entities (which shall include, for purposes of this Section 3.18, the Acquired Entities’ predecessors) is now and has always been in material compliance with all Environmental Laws and each has all environmental Permits necessary for the conduct and operation of the Business as now being conducted, and all such environmental Permits are in good standing; (b) there is not now and has not been any Hazardous Substances manufactured, used, generated, treated, stored, transported, disposed of, released, handled or otherwise existing on, under, about, or emanating from or to, any property currently owned, leased or operated by the Acquired Entities, or any property previously owned, leased or operated by the Acquired Entities, except in material compliance with all applicable Environmental Laws; (c) the Acquired Entities have not received any notice of alleged, actual or potential responsibility or liability for, or any inquiry or investigation regarding, any release or threatened release of Hazardous Substances or alleged violation of, or non-compliance with, any Environmental Law, nor is the Acquired Entities aware of any information which might form the basis of any such notice or claim; (d) there is no site to which the Acquired Entities has transported or arranged for the transport of Hazardous Substances which is or may become the subject of any environmental action; (e) there is not now nor has there ever been any underground or aboveground storage tank at any property currently owned, leased or operated by the Acquired Entities or at any property previously owned, leased or operated by the Acquired Entities; (f) the Acquired Entities have not released any other Person from claims or liability under any Environmental Law nor has waived any rights concerning any claims under any Environmental Law; (g) none of the Acquired Entities are indemnitors in connection with any potential or actual claim for any liability or responsibility under any Environmental Law, (h) none of the Acquired Entities have entered into or agreed to any consent order or decree, or contract, or is subject to any judgment, settlement, order, or agreement relating to, compliance with, or liability under, any Environmental Law, environmental Permit, or the assessment, investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances, or any liabilities for personal injury or threatened personal injury, or injury or threatened injury to property or natural resources, (i) the Acquired Entities have provided true, complete and correct copies of all environmental insurance policies to the Buyer, and (j) true, complete and correct copies, in the Acquired Entities’ possession or control, of all sampling results, environmental or safety audits or inspections, or other written reports or correspondence concerning environmental, health or safety issues, pertaining to any current or former operations of the Acquired Entities or property currently or formerly owned, leased or operated by the Acquired Entities, have been provided to the Buyer.

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3.19 Customers.

(a) Schedule 3.19(a) sets forth the top ten (10) customers of the Acquired Entities (including distributors) (each, a “Material Customer”), based on the dollar amount of consolidated revenues earned by the Acquired Entities for each of the two (2) most recent fiscal years and the revenue generated from such customers.

(b) No Material Customer has given the Seller Parties or the Acquired Entities or any of their respective Affiliates, officers, directors, employees, agents or representatives, notice that it intends to stop or materially alter its business relationship with any Acquired Entity (whether as a result of the consummation of the transactions contemplated by this Agreement or otherwise), or has during the past twelve (12) months decreased materially, or threatened to decrease or limit materially, its supply of services or products to any Acquired Entity. To the Seller Parties’ Knowledge, (i) no Material Customer intends to cancel or otherwise substantially modify its relationship with any Acquired Entity or to decrease or limit materially, its purchase of products or services from, any Acquired Entity, (ii) no Material Customer has advised any Acquired Entity of any material problem or dispute with any Material Customer and (iii) no such Material Customer is or will be the subject of any voluntary or involuntary bankruptcy, solvency or other similar proceeding.

3.20 Brokerage. There are no claims for brokerage commissions, finders’ fees, financial advisors’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract to which any Acquired Entity is a party or that is otherwise binding upon any Acquired Entity and no Person is entitled to any fee or commission or like payment in respect thereof. All fees, commissions or like payments to any Person listed on Schedule 3.20 (or pursuant to the agreements listed therein) shall be paid at Closing, and following the Closing, none of the Acquired Entities, the Buyer or any of their respective Affiliates will have any obligation of any kind with respect to the matters or agreements listed on Schedule 3.20.

3.21 Information Security and Data Privacy Laws.

(a) Compliance with Information Security and Data Privacy Laws. The Acquired Entities are, and have been for the past three (3) years in compliance, in all material respects, with the following laws, to the extent applicable to the Acquired Entities and solely to the extent related to the collection, use, disclosure, and protection of personal data by the Acquired Entities: (i) the Fair Credit Reporting Act (FCRA) of 1970, as amended; (ii) the Controlling the Assault of Non-Solicited Pornography and Marketing Act (CAN-SPAM); (iii) the Privacy Act of 1974, as amended; (iv) the Right to Financial Privacy Act of 1978, as amended; (v) the Privacy Protection Act of 1980, as amended; (vi) the Electronic Communications Privacy Act (ECPA) of 1986, as amended; (vii) the Video Privacy Protection Act (VPPA) of 1988, as amended; (viii) the Telephone Consumer Protection Act (TCPA) of 1991, as amended; (ix) the Telecommunications Act of 1996, as amended; (x) HIPAA; (xi) the Children’s Online Privacy Protection Act (COPPA) of 1998, as amended; (xii) the Financial Modernization Act (Graham-Leach-Bliley Act (GLBA)) of 2000, as amended; (xiii) state Laws governing the use of electronic communications, e.g., email, text messaging, telephone, paging and faxing; (xiv) state Laws governing the use of information collected online, state Laws requiring privacy disclosures to consumers, state data breach notification Laws, state Laws investing individuals with rights in or regarding data about such individuals and the use of such data, and any state Laws regarding the safeguarding of data, including encryption; and (xv) any relevant Federal or state guidelines or recommended best practices for information security and data privacy, including, but not limited to, the National Institute of Standards and Technology (NIST) Framework for Improving Critical Infrastructure Cybersecurity (Cybersecurity Framework) and Federal Trade Commission (FTC) privacy guidelines (collectively, “Information Security and Data Privacy Laws”).

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(b) Information Security and Data Privacy Complaints and Investigations. To the Seller Parties’ Knowledge, there are no pending, or threatened in writing, Actions against any Acquired Entity that allege either (i) a material security breach of any information security, including, but not limited to, a network intrusion, incident involving the Acquired Entities’ systems related to Personal Information, or data breach of the Acquired Entities’ Systems; or (ii) a violation of any person’s privacy, personal or confidential rights by the Acquired Entities under the Acquired Entities’ information security or data privacy practices or any Information Security and Data Privacy Laws.

(c) Security Breaches and Unauthorized Access. Since January 1, 2015 to the date hereof, to the Seller Parties’ Knowledge there has been no breach of the Acquired Entities’ Systems or security of any personally identifiable or confidential data, including any unauthorized access to, acquisition of, disclosure of, or loss of data possessed or controlled by the Acquired Entities, including through any of its third-party vendors, and none of the Acquired Entities have received any written notices or complaints from any Person with respect thereto.

(d) Effect of the Transaction on Personal Information. Neither (i) the execution, delivery, or performance of this Agreement and the other Transaction Documents by the Seller Entities, (ii) the consummation of any of the transactions contemplated hereby or thereby, or (iii) the Buyer’s possession or use of the Personal Information or any data or information in the Acquired Entities’ possession, will result in any material breach or violation of any internal privacy policy of the Acquired Entities, Contract, or any Information Security and Data Privacy Laws pertaining to the collection, use, disclosure, or protection of Personal Information, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Upon the Closing, the Acquired Entities will continue to have the right to use such Personal Information on identical terms and conditions as Acquired Entities’ enjoyed immediately prior to the Closing.

3.22 No Other Representations. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE II AND THIS ARTICLE III (IN EACH CASE, AS MODIFIED BY THE DISCLOSURE SCHEDULES, INCLUDING THE DISCLOSURE SCHEDULE SUPPLEMENT) AND IN ANY OTHER TRANSACTION DOCUMENT OR CERTIFICATE DELIVERED BY OR ON BEHALF OF THE SELLER PARTIES HEREUNDER OR THEREUNDER, THE SELLER PARTIES MAKE NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE SELLER PARTIES OR THE ACQUIRED ENTITIES, AND THE SELLER PARTIES HEREBY DISCLAIM ANY SUCH REPRESENTATION OR WARRANTY, WITH RESPECT TO THE EXECUTION AND DELIVERY OF THE AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THEREUNDER.

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ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE BUYER

Except as set forth in the correspondingly numbered Schedule of the disclosure schedules dated as of the date of this Agreement and delivered to the Seller Parties herewith (the “Buyer Disclosure Schedules”), the Buyer represents and warrants to the Seller Parties that the statements contained in this ARTICLE IV are true and correct as of the date of this Agreement and will be true and correct as of the Closing.

4.1 Organization; Power. The Buyer is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and all other jurisdictions in which its ownership of property or conduct of business requires it to be qualified. The Buyer possesses all requisite organizational power and authority necessary to own, operate and lease and license its properties, to carry on its business as now conducted and to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereunder and thereunder.

4.2 Authorization. The Buyer has all requisite organizational power and authority to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereunder and thereunder. All organizational actions and proceedings required to be taken by or on the part of the Buyer to authorize and permit the execution, delivery and performance by the Buyer of this Agreement and the other Transaction Documents to which it is a party and the compliance by the Buyer with the provisions of this Agreement and the other Transaction Documents to which it is a party have been duly and validly taken. This Agreement and the other Transaction Documents to which it is a party have been duly executed and delivered by the Buyer. This Agreement and the other Transaction Documents to which it is a party constitute a legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, in each case subject to Enforceability Exceptions.

4.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery by the Buyer of this Agreement and the other Transaction Documents to which it is a party does not, and the performance by the Buyer of this Agreement and the other Transaction Documents to which it is a party will not, (i) conflict with or violate any provision of the organizational documents of the Buyer; (ii) assuming compliance with any matters referred to in Schedule 4.3(a), conflict with or violate any Law applicable to the Buyer or by which any property or asset of the Buyer is bound by or affected; (iii) assuming compliance with any matters referred to in Schedule 4.3(a), (A) require any consent or approval under, (B) result in any breach of or any loss of any benefit under, (C) constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or (D) give to others any right of termination, vesting, amendment, acceleration or cancellation of, any material Contract or Permit; or (iv) result in the creation of a Lien on any property or asset of the Buyer.

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(b) The execution and delivery by the Buyer of this Agreement and the other Transaction Documents to which it is a party does not and will not, and the performance by the Buyer of this Agreement and the other Transaction Documents to which it is a party will not require any consent, approval, Order, authorization or permit of, or registration, declaration or filing with or notification to, any Governmental Entity.

4.4 Availability of Funds. On the Closing Date and subject to receipt of the proceeds of the Debt Financing, the Buyer will have available all the funds necessary to pay the Closing Date Payments.

4.5 Legal Proceedings. There are no Actions pending or, to the Buyer’s Knowledge, threatened against or affecting the Buyer or any of its officers, managers or directors (in their capacities as such) or any of the assets owned or used by the Buyer that, individually or in the aggregate, challenges, or that could have the effect of preventing, delaying, hindering, impeding, making illegal, imposing limitations or conditions on, or otherwise interfering with, any of the transactions contemplated by this Agreement or the other Transaction Documents to which it is a party.

4.6 Brokerage. There are no claims for brokerage commissions, finders’ fees, financial advisors’ fees or similar compensation in connection with the transactions contemplated by this Agreement or the other Transaction Documents to which it is a party based on any Contract to which the Buyer is a party or that is otherwise binding upon the Buyer and no Person is entitled to any fee or commission or like payment in respect thereof.

4.7 No Other Representation or Warranty. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE IV (AS MODIFIED BY THE BUYER DISCLOSURE SCHEDULES) AND IN ANY OTHER TRANSACTION DOCUMENT TO WHICH THE BUYER IS A PARTY OR CERTIFICATE DELIVERED BY OR ON BEHALF OF THE BUYER HEREUNDER OR THEREUNDER, THE BUYER MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, AND THE BUYER HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY, WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS TO WHICH IT IS A PARTY AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THEREUNDER.

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ARTICLE V
PRE-CLOSING COVENANTS

5.1 Conduct of Business by the Acquired Entities. From the date of this Agreement until the Closing, unless the Buyer otherwise agrees in writing, the Seller Parties shall cause each Acquired Entity to (a) conduct its businesses and operations in the ordinary course of business; (b) preserve intact its corporate existence and business organization; (c) use its commercially reasonable best efforts to preserve the goodwill and present business relationships (contractual or otherwise) with all customers, suppliers, resellers, employees, licensors, distributors and others having business relationships with it; (d) use its commercially reasonable best efforts to keep available the services of its current officers, directors, employees and consultants; (e) use its commercially reasonable best efforts to preserve in all material respects its present properties and its tangible and intangible assets; (f) comply in all material respects with all applicable Laws and Material Contracts; (g) pay all applicable Taxes as such Taxes become due and payable; and (h) maintain all existing licenses and permits applicable to its operations and businesses. Without limiting the foregoing, and as an extension thereof, except as set forth on Schedule 5.1 or as expressly permitted by any other provision of this Agreement, the Seller Parties will cause the Acquired Entities not to, from the date of this Agreement until the Closing, directly or indirectly, do, or agree to do, any of the following without the prior written consent of the Buyer:

(i) sell, lease, license (as licensor), assign, dispose of or transfer (including transfers to any non-wholly owned Acquired Subsidiary Entity or any of the Acquired Entities’ respective employees or Affiliates) any of its assets (whether tangible or intangible), except for sales of inventory in the ordinary course of business and sales of other assets not in excess of $100,000 in the aggregate;

(ii) mortgage, pledge or subject to any Lien any portion of its properties or assets, other than Permitted Liens and Liens identified on Schedule 5.1(ii) related to the existing indebtedness of the Acquired Entities;

(iii) make, commit to make or authorize any capital expenditure by an Acquired Entity, other than capital expenditures not in excess of $150,000 in the aggregate or fail to make capital expenditures contemplated to be made by an Acquired Entity in accordance with past practices;

(iv) acquire (including by merger, consolidation, license or sublicense) any interest in any Person or substantial portion of the assets or business of any Person, or otherwise acquire any material assets of any Person other than assets acquired in the ordinary course of business;

(v) incur any additional Indebtedness or assume, guarantee or endorse the obligations of any Person, except for (a) Indebtedness incurred in the ordinary course of business, with a maturity of not more than one year in a principal amount not, in the aggregate, in excess of $200,000 for the Acquired Entities taken as a whole, (b) Indebtedness existing on the date hereof or (c) Indebtedness arising from revolving credit facility draws under the GSSLG Credit Facility in a principal amount not in excess of $3,000,000;

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(vi) enter into, amend, modify, accelerate, renew or terminate any Material Contract other than in the ordinary course of business or as otherwise necessary for the consummation of this Agreement; provided the Seller Parties shall promptly provide the Buyer with written notice to such effect and a copy of the documents evidencing such Contract, amendment, modification, acceleration, renewal or termination;

(vii) issue, sell, pledge, dispose of, encumber or transfer any equity securities, securities convertible, exchangeable or exercisable into equity securities, or warrants, options or other rights to acquire equity securities, of any Acquired Entity;

(viii) (A) declare, set aside, or distribute any dividend or other distribution (whether payable in cash, stock, property or a combination thereof and including, for the avoidance of doubt, to any Seller Party or any of its Subsidiaries or Affiliates (other than the Acquired Entities)), or enter into any agreement with respect to the voting of its capital stock (or other equity securities) of any Acquired Entity or (B) pay any of the Acquired Entities Transaction Expenses with cash held by any of the Acquired Entities or generated by the Business;

(ix) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock (or other equity securities) of any Acquired Entity;

(x) waive, release, assign, settle or compromise any material rights or claims, or any material litigation or arbitration of any Acquired Entity;

(xi) (A) increase the compensation or benefits payable or to become payable to any director, officer, employee or consultant of any Acquired Entity (other than in the ordinary course of business consistent with past practice); (B) grant or increase any rights to change in control, severance or termination payments or benefits to, or enter into any change in control, employment, consulting or severance agreement with, any director, officer, employee or consultant of any Acquired Entity; (C) establish, adopt, enter into, amend, modify or terminate any Benefit Plan, except to the extent required by applicable Law (other than in the ordinary course of business consistent with past practice); or (D) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Benefit Plan of any Acquired Entity;

(xii) make loans or advances to, guarantees for the benefit of, or any investments in, any Person in excess of $50,000 in the aggregate;

(xiii) make any change in accounting policies, practices, principles, methods or procedures for any Acquired Entity, other than as required by GAAP or by a Governmental Entity;

(xiv) (A) accelerate or delay collection of notes or accounts receivable of any Acquired Entity in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business; (B) delay or accelerate payment of any account payable in advance of its due date or the date such liability would have been paid in the ordinary course of business; or (C) delay or postpone the repair or maintenance of their properties;

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(xv) write up, write down or write off the book value of any assets, individually or in the aggregate, for the Acquired Entities taken as a whole, in excess of $50,000, except for depreciation and amortization in accordance with GAAP consistently applied;

(xvi) (A) make any new or rescind any Tax election of any Acquired Entity; (B) enter into a settlement or compromise of any claim, notice, audit report or assessment in respect of any Taxes for any Acquired Entity; (C) change any annual Tax accounting period for any Acquired Entity; (D) adopt or change any method of Tax accounting for any Acquired Entity, (E) file any amended Tax return; (F) enter into any Tax allocation agreement, Tax sharing agreement or closing agreement relating to any Tax; (G) surrender any right to claim a Tax refund of any Acquired Entity or (H) consent to any extension or waiver of the statute of limitations period applicable to any pending Tax claim or assessment for any Acquired Entity;

(xvii) sell, transfer, assign or grant any license or sublicense of any material rights under or with respect to any Business IP (other than in the ordinary course of business consistent with past practice);

(xviii) take any action for the winding up, liquidation, dissolution or reorganization of any Acquired Entity or for the appointment of a receiver, administrator or administrative receiver, trustee or similar officer of its assets or revenues;

(xix) amend any Acquired Entity’s charter documents, bylaws or similar governing documents;

(xx) fail to keep in force insurance policies or replacement or revised provisions providing insurance coverage with respect to the assets, operations and activities of the Acquired Entities as are currently in effect;

(xxi) take, omit to take, or direct or cause any Acquired Entity to take or omit to take, any action that which, individually or in the aggregate, could reasonably be expected to result in any representation or warranty of the Seller Parties to be untrue, result in a breach of any covenant made by the Seller Parties in this Agreement, would require disclosure pursuant to Section 5.5, or could reasonably be expected to result in any condition set forth in Section 7.1 not being satisfied; or

(xxii) agree or commit to do any of the foregoing.

Additionally, each Seller Party shall not directly or indirectly take any actions with respect to itself or its Subsidiaries inconsistent with the foregoing subsections (ii), (vii)-(ix), (xiii), (xviii)-(xix), or (xxi)-(xxii) (including, for the avoidance of doubt, taking any action described in such subsections with respect to the Acquired Entities).

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5.2 Access to Information. From the date of this Agreement until the Closing the Seller Parties will, and will cause the Acquired Entities to, (a) give the Buyer and its Affiliates, counsel, financial advisors, auditors, employees, agents and other representatives, and its financing sources and their representatives, access on reasonable notice during normal business hours to all properties, facilities and offices and true, correct and complete copies of books, records, Tax Returns, commitments and Contracts (including customer and supplier Contracts) and such financial and operating data and other information with respect to the Acquired Entities as such persons may reasonably request, (b) instruct and cause its employees, counsel, accountants, financial advisors and other representatives to cooperate reasonably and promptly with the Buyer in its investigation of the Acquired Entities and (c) provide access to the Buyer to conduct Phase I and Phase II environmental investigations at any properties owned, leased or operated by any of the Acquired Entities (the “Environmental Reports”).

5.3 Consents. From the date of this Agreement until the earlier of (i) the Closing and (ii) the termination of this Agreement pursuant to Section 9.1, the Seller Parties shall cause the Acquired Entities to, use commercially reasonable efforts to obtain all authorizations, consents and approvals of, and give all notices to be obtained or given in connection with the transactions contemplated by the Transaction Documents to, (a) all third parties required under the Contracts set forth on Schedule 5.3 and (b) all other third parties reasonably requested by the Buyer.

5.4 Notice of Developments. From the date of this Agreement until the Closing, the Seller Parties shall promptly notify the Buyer in writing of (a) all events, circumstances, facts and occurrences which have resulted in or could be reasonably likely to result in a material breach of a representation, warranty or covenant of the Seller Parties in this Agreement or which could be reasonably likely to have the effect of making any representation or warranty of the Seller Parties in this Agreement untrue in any material respect and (b) all other material developments affecting the assets, Liabilities, business, financial condition, operations, results of operations, customer or supplier relations, employee relations, projections or prospects of the Acquired Entities or the Business; provided that no disclosure by the Seller Parties pursuant to this Section 5.4 shall be deemed to amend or supplement the Disclosure Schedule (except as set forth on the Disclosure Schedule Supplement but excluding any disclosure on the Disclosure Schedule Supplement identifying any breach of any covenant or agreement under this Agreement) to prevent or cure any misrepresentation, breach of warranty or breach of covenant, or to affect the rights of the Buyer under this Agreement, including under Section 8.2.

5.5 No Solicitation

(a) Cessation of Discussions; No Solicitation or Negotiation. As of the date of this Agreement, the Seller Parties have ceased, and have caused their respective Subsidiaries to (which Subsidiaries shall include, for purposes of this Section 5.5, the Acquired Entities) cease, any and all discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and terminated such Persons’ access to any data room containing the Seller Parties’ or their Subsidiaries’ confidential information. Subject to the terms of this Section 5.5, from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to ARTICLE IX and the Closing, the Seller Parties and their Subsidiaries will not, and will cause their respective Affiliates, directors, officers, employees, consultants, agents, representatives and advisors (collectively, “Representatives”) not to, directly or indirectly, (i) solicit, initiate, or knowingly encourage, facilitate or assist, an Acquisition Proposal; (ii) furnish to any Person (other than the Buyer or any designees of the Buyer) any non-public information relating to the Seller Parties or any of their Subsidiaries or afford to any such Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Seller Parties or any of their Subsidiaries, in any such case in connection with the making, submission or announcement of, or knowingly encouraging, facilitating or assisting, an Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal (other than informing such Persons of the provisions contained in this Section 5.5); (iv) approve, endorse or recommend an Acquisition Proposal; or (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Proposal, other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Proposal, an “Alternative Acquisition Agreement”).

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(b) Superior Proposals. Notwithstanding anything to the contrary set forth in this Section 5.5, from the date of this Agreement until Meridian’s receipt of the Meridian Shareholder Approval, if the Seller Parties receive from any Person a bona fide, written and unsolicited Acquisition Proposal not resulting from a breach of Section 5.5 of this Agreement or any prior similar agreement with the Buyer or its affiliates, the Meridian Board (or a committee thereof) may, directly or indirectly through one or more of its Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Seller Parties or any of their Subsidiaries to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Seller Parties or any of their Subsidiaries pursuant to an Acceptable Confidentiality Agreement to such Person or its Representatives if and only if (i) the Meridian Board (or a committee thereof) has determined in good faith (after consultation with its outside legal counsel and financial advisor) that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal, (ii) the Meridian Board (or a committee thereof) has determined in good faith (after consultation with its outside legal counsel) that the failure to take the actions contemplated by this Section 5.5(b) would be inconsistent with its fiduciary duties under applicable Law; and (iii) the Seller Parties have given the Buyer written notice of the identity of such Person, a copy of an Acceptable Confidentiality Agreement entered into with such Person, a copy of any written materials reflecting the terms of the Acquisition Proposal, a summary of the material terms of such Acquisition Proposal to the extent not reflected in such written materials, and notice of the Seller Parties’ intention to participate or engage in discussions or negotiations with, or furnish non-public information to, such Person; and provided further, that the Seller Parties will promptly (and in any event within one Business Day) make available to the Buyer any non-public information concerning the Seller Parties and their Subsidiaries that is provided to any such Person or its Representatives that was not previously made available to the Buyer. Notwithstanding anything to the contrary set forth in this Section 5.5 or elsewhere in this Agreement, prior to the Closing, neither the Seller Parties nor any of their Subsidiaries shall terminate, amend, modify or waive any rights under, or release any Person (other than the Buyer) from, any “standstill” or other similar agreement between the Seller or any of their Subsidiaries, on the one hand, and such Person, on the other, unless the Meridian Board (or a committee thereof) determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

(c) No Change in Meridian Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as provided by Section 5.5(d), at no time after the date of this Agreement may the Meridian Board (or a committee thereof):

(i) (A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Meridian Board Recommendation in a manner adverse to the Buyer; (B) publicly adopt, approve, endorse, recommend or otherwise declare advisable an Acquisition Proposal; (C) fail to publicly reaffirm the Meridian Board Recommendation within ten (10) Business Days after the Buyer so requests in writing with respect to the first request by the Buyer and within five (5) Business Days after the Buyer so requests in writing thereafter; (D) take or fail to take any formal action or make or fail to make any recommendation or public statement in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Meridian Board (or a committee thereof) to Meridian’s shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); or (E) to the extent applicable, fail to include the Meridian Board Recommendation in the Proxy Statement (any action described in clauses (A) through (E), a “Meridian Board Recommendation Change”); provided, however, that for the avoidance of doubt, the determination by the Meridian Board (or a committee thereof) that an Acquisition Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal and the delivery by the Seller Parties of any notice contemplated by Section 5.5(b) to the Buyer (or the taking of any other action permitted thereby), will not in and of itself constitute a Meridian Board Recommendation Change; or

(ii) cause or permit the Seller Parties or any of their Subsidiaries to enter into an Alternative Acquisition Agreement.

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(d) Meridian Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Meridian Shareholder Approval:

(i) other than in connection with a bona fide Acquisition Proposal that constitutes a Superior Proposal, the Meridian Board (or an authorized committee thereof) may effect a Meridian Board Recommendation Change in response to any material event or material change in circumstances with respect to the Seller Parties that (A) was not known or reasonably foreseeable to the Meridian Board as of the date of this Agreement; and (B) does not relate to any Acquisition Proposal (each such event, an “Intervening Event”; provided that an Intervening Event shall not include any act or omission of the Buyer taken in compliance with the terms of this Agreement), if the Meridian Board (or an authorized committee thereof) determines in good faith (after consultation with its outside legal counsel) that the failure to do so in light of such Intervening Event would be inconsistent with its fiduciary duties under applicable Law if and only if:

(A) the Seller Parties have provided prior written notice to the Buyer at least four (4) Business Days in advance to the effect that the Meridian Board (or an authorized committee thereof) has (A) so determined; and (B) resolved to effect a Meridian Board Recommendation Change pursuant to this Section 5.5(d)(i), which notice will specify the applicable Intervening Event in reasonable detail and the reasons for such Meridian Board Recommendation Change;

(B) prior to effecting such Meridian Board Recommendation Change, the Seller Parties and their Representatives, during such four (4) Business Day period, must have (A) negotiated with the Buyer and its Representatives in good faith (to the extent that the Buyer desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that the Meridian Board (or an authorized committee thereof) no longer determines that the failure to make a Meridian Board Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary duties under applicable Law; and (B) permitted the Buyer and its Representatives to make a presentation to the Meridian Board regarding this Agreement and any adjustments with respect thereto (to the extent that the Buyer requests to make such a presentation); and

(C) if the Buyer shall have delivered to the Seller Parties during such four (4) Business Day period a written and binding offer to modify the terms of this Agreement, the Meridian Board (or any authorized committee thereof) shall have determined in good faith, after considering the terms of such offer by the Buyer, that the failure to make a Meridian Board Recommendation Change in light of such Intervening Event would still be inconsistent with its fiduciary duties under applicable Law;

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(ii) if the Seller Parties have received an unsolicited, written bona fide Acquisition Proposal not resulting from a breach of Section 5.5 of this Agreement or any prior similar agreement with the Buyer or its affiliates, that the Meridian Board has concluded in good faith (after consultation with its outside legal counsel and financial advisor) is a Superior Proposal, then the Meridian Board may (A) effect a Meridian Board Recommendation Change with respect to such Acquisition Proposal; or (B) authorize the Seller Parties to terminate this Agreement in accordance with Section 9.1(h) to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, and prior to, or concurrently with, such termination pay the Seller Parties Termination Fee set forth in Section 9.3, in each case if and only if:

(A) the Meridian Board (or a committee thereof) determines in good faith (after consultation with outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law;

(B) the Seller Parties have complied with their obligations pursuant to this Section 5.5 with respect to such Acquisition Proposal;

(C) (i) the Seller Parties have provided prior written notice to the Buyer at least five (5) Business Days in advance (the “Notice Period”) to the effect that the Meridian Board (or a committee thereof) has (A) received a bona fide Acquisition Proposal that has not been withdrawn; (B) concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal; and (C) resolved to effect a Meridian Board Recommendation Change or to terminate this Agreement in accordance with Section 9.1(h) pursuant to this Section 5.5(d)(ii) absent any revision to the terms and conditions of this Agreement, which notice will specify the basis for such Meridian Board Recommendation Change or termination, including the identity of the Person of “group” of Persons making such Acquisition Proposal, the material terms thereof and copies of all relevant documents relating to such Acquisition Proposal (in each case to the extent not previously provided by the Seller Parties to the Buyer); and (ii) prior to effecting such Meridian Board Recommendation Change or termination, the Seller Parties and their Representatives, during the Notice Period, must have (1) negotiated with the Buyer and its Representatives in good faith (to the extent that the Buyer desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal; and (2) permitted the Buyer and its Representatives to make a presentation to the Meridian Board regarding this Agreement and any adjustments with respect thereto (to the extent that the Buyer requests to make such a presentation); provided, however, that in the event of any material revisions to such Acquisition Proposal, the Seller Parties will be required to deliver a new written notice to the Buyer and to comply again with the requirements of this Section 5.5(d)(ii)(C) with respect to such new written notice (it being understood that the “Notice Period” in respect of any such new written notice will be three Business Days);

(D) following the end of such Notice Period, the Meridian Board shall have considered in good faith any revisions to this Agreement made in a written offer binding upon the Buyer, and shall have determined in good faith that such Acquisition Proposal continues to constitute a Superior Proposal and, after consultation with outside counsel, the failure to effect a Meridian Board Recommendation Change or to terminate this Agreement to accept the Alternative Acquisition Agreement would be inconsistent with its fiduciary duties under applicable Law; and

(E) in the event of any termination of this Agreement in order to cause or permit the Seller Parties or any of their Subsidiaries to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, the Seller Parties will have validly terminated this Agreement in accordance with Section 9.1(h), including paying the Seller Parties Termination Fee in accordance with Section 9.3.

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(e) Notice. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to ARTICLE IX and the Closing, the Seller Parties will promptly (and, in any event, within 48 hours) notify the Buyer if any director or officer of the Seller Parties or their Subsidiaries acquires actual knowledge of any receipt by the Seller Parties or their Representatives of (i) any Acquisition Proposal, (ii) any request for non-public information that would reasonably be expected to lead to an Acquisition Proposal, or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal, which notice shall include the identity of the Person making such Acquisition Proposal, the material terms and conditions of such Acquisition Proposal, request or inquiry and any amendments thereto (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such Acquisition Proposal and a written summary of the material terms, if oral). The Seller Parties shall keep the Buyer reasonably informed on a prompt basis (and, in any event, within 48 hours) of the status and terms of any such Acquisition Proposal, request or inquiry.

(f) Certain Disclosures. Nothing in this Agreement will prohibit the Seller Parties or the Meridian Board (or a committee thereof) from (i) taking and disclosing to the Meridian Shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including a “stop, look and listen” communication by the Meridian Board (or a committee thereof) to the Meridian Shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) if the Seller Parties determine, after consultation with their outside legal counsel, that failure to disclose such position would constitute a violation of applicable Law; (ii) informing any Person of the terms of this Section 5.5; (iii) making any disclosure to the Meridian Shareholders that the Meridian Board (or a committee thereof) has determined to make in good faith (after consultation with its outside legal counsel) and that the failure to make such disclosure would be inconsistent with its fiduciary duties under applicable Law or that the failure to make such disclosure would constitute a violation of applicable Law; provided that, in each case, any such statement(s) or disclosures made by the Meridian Board or any committee thereof will be subject to the terms and conditions of this Agreement, and will not limit or otherwise affect the obligations of the Seller Parties or the Meridian Board and the rights of the Buyer under this Section 5.5.

5.6 Efforts; Cooperation. Unless a different or higher standard is expressly required by this Agreement, the Parties agree to use their commercially reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Laws, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of the Transaction Documents to which such Party is a party and consummate and make effective the transactions contemplated hereby and thereby. Each Party also agrees to use commercially reasonable efforts to cooperate with such other Parties and their employees, attorneys, accountants and other agents and, generally, do such other acts and things in good faith as may be reasonable to timely effectuate the purposes of this Agreement and the consummation of the transactions contemplated hereby and by the other Transaction Documents.

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5.7 Assistance with Financing. The Seller Parties agree to provide such assistance (and to cause the Acquired Entities and its and their respective personnel and advisors to provide such assistance) with the Debt Financing as is reasonably requested by the Buyer. Such assistance shall include, but not be limited to, the following: (i) participation in, and assistance with, the marketing efforts related to the Debt Financing; (ii) participation by senior management of the Seller Parties and the Acquired Entities in, and assistance with, the preparation of rating agency presentations and meetings with rating agencies; (iii) timely delivery to the Buyer and its financing sources of any financial information as may be reasonably requested by the Buyer or its financing sources (the “Financing Information”); (iv) participation by senior management of the Seller Parties and Acquired Entities in the negotiation of the final documentation with respect to the Debt Financing; (v) taking such actions as are reasonably requested by the Buyer or its financing sources to facilitate the satisfaction on a timely basis of all conditions precedent to obtaining the Debt Financing; (vi) taking all actions as may be required or reasonably requested by the Buyer or its financing sources in connection with the continuation of the Assumed Indebtedness and the payoff of all other Indebtedness of the Acquired Entities, including the releases contemplated by Sections 1.3(b)(iv) and 1.3(b)(v) hereof, (vii) causing the Seller Parties’ and the Acquired Entities’ independent auditors to cooperate with the Debt Financing, (viii) using its commercially reasonable efforts to ensure that the Debt Financing benefits from the existing lending relationships of the Seller Parties and the Acquired Entities, and (ix) filing such reports under the securities Laws as may be customary or required for transactions of the type contemplated by this Agreement and the Debt Financing Documents or reasonably requested by the Buyer. The Seller Parties will provide to the Buyer and its financing sources such information as may be necessary so that the Financing Information is complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading. The Seller Parties hereby consent to the use of all of their and the Acquired Entities’ logos in connection with the Debt Financing, provided that such logos are used in a manner that is not intended to harm or disparage the Seller Parties or the Acquired Entities or the reputation or goodwill of any of them.

5.8 Debt Financing. Attached hereto as Schedule 5.8 is a copy of the term sheet (the “Debt Term Sheet”) relating to the Debt Financing, which reflects anticipated terms of the Debt Financing (the “Debt Financing Terms”). The Buyer shall use its commercially reasonable efforts to obtain the Debt Financing on the terms and conditions described in the Debt Financing Terms. Nothing in this Section 5.8 or any other provision of this Agreement relating to the Debt Financing shall require, and in no event shall the “commercially reasonable efforts” of the Buyer to obtain the Debt Financing be deemed or construed to require the Buyer (i) to waive any term or condition of this Agreement, (ii) to take any action that would cause any representation or warranty in this Agreement to be breached, or otherwise cause any breach of any covenant or agreement in this Agreement, (iii) to bring any claim, litigation or other legal action against any provider of the Debt Financing, (iv) to pay any fees or economics in excess of those contemplated by the Debt Financing Terms, or (v) to contribute any equity in excess of that contemplated by the Debt Financing Terms.

5.9 Employment of Corporate Employees. The Seller Parties shall use their reasonable best efforts to assist the Buyer in hiring or causing the Acquired Entities to hire the individuals listed in Schedule 5.9, with such hiring to become effective immediately after the Closing and on terms reasonably acceptable to the Buyer.

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5.10 Representation and Warranty Insurance Matters.

(a) In furtherance and not in limitation of the provisions of Section 5.2, for the period preceding the Closing Date, the Seller Parties shall (i) provide or cause the Acquired Entities to provide to Buyer and its counsel, insurance broker, prospective underwriters of the R&W Policy, auditors, employees, agents and other representatives, access to such information and data of the Acquired Entities, including the books and records and employees of the Acquired Entities, and (ii) assist or cause the Acquired Entities to assist the Buyer, including by participating in any due diligence calls and entering into customary amendments to this Agreement, in each case of (i) and (ii), as shall reasonably be necessary and reasonably requested by Buyer in connection with (1) Buyer’s application, in its sole discretion, for an insurance policy to provide coverage for breaches of the representations and warranties of the Seller Parties set forth in ARTICLE II and ARTICLE III hereof (the “R&W Policy”), and (2) the review and evaluation of such information by the provider and underwriters of such R&W Policy in connection with the Buyer’s application for such R&W policy and the underwriting thereof.

(b) Upon reasonable prior notice from the Buyer, Cosman shall deliver to the Buyer (for disclosure, on the date of issuance of the R&W Policy, to the provider of the R&W policy) a certificate, signed by Cosman on behalf of the Seller Parties, confirming that, as of the date of such certificate, each of the representations and warranties of the Seller Parties set forth in ARTICLE II and ARTICLE III hereof are correct in all respects, except to the extent set forth in any disclosure schedule attached to such certificate (which certificate shall not, for the avoidance of doubt, modify or qualify the representations and warranties set forth in ARTICLE II and ARTICLE III hereof for any purposes hereunder, including for purposes of Section 7.1(a).

(c) In furtherance of Section 11.15, and for the avoidance of doubt, the parties agree that underwriting, brokerage and premium fees in connection with the R&W Policy are solely incurred by the Buyer. None of the Seller Parties or their Affiliates shall have any obligation or duty to pay to any such fees and the Buyer shall be responsible for such amounts and shall reimburse the Seller Parties to the extent any such Persons are required to pay or bear or discharge any such amounts before or after the Closing.

ARTICLE VI
ADDITIONAL AGREEMENTS

6.1 Litigation Support. After the Closing, in the event that, and for so long as, the Buyer or any Acquired Entity is actively contesting or defending against any charge, audit, complaint, action, suit, proceeding, hearing, investigation, grievance, arbitration, claim, or demand in connection with (a) any transaction contemplated by the Transaction Documents or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving any Acquired Entity, the Seller Parties will reasonably cooperate with such contesting or defending party and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be reasonably necessary in connection with the contest or defense, all at the sole cost and expense of the Buyer or (at the Buyer’s discretion) any Acquired Entity (unless the Buyer or any Acquired Entity is entitled to indemnification therefor under the provisions of this Agreement), provided that any actions provided by Seller Parties pursuant to clause (a) shall be at Buyer’s sole cost and expense (unless the Buyer or any Acquired Entity is entitled to indemnification therefor under the provisions of this Agreement).

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6.2 Tax Matters.

(a) All excise, sales, use, registration, stamp, recording, documentary, conveyancing, franchise, property, transfer, value added and similar Taxes, levies, charges and fees (collectively, “Transfer Taxes”) arising from the transactions contemplated by this Agreement shall be borne and paid fifty percent (50%) by Buyer and fifty percent (50%) by Seller. The party required by Law to file Tax Returns with respect to such Transfer Taxes shall do so in the time and manner prescribed by Law, and the non-filing parties shall promptly reimburse the filing party for its share of any Transfer Taxes upon receipt of evidence reasonably satisfactory to the non-filing party of the amount of such Transfer Taxes as set forth in this Section 6.2(a). Each of Seller and Buyer shall provide the other with evidence reasonably satisfactory to such other Party that such Transfer Taxes have been paid by Seller or Buyer, as applicable, or if the transactions are exempt from Transfer Taxes upon the filing of an appropriate certificate or other evidence of exemption, Seller or Buyer, as applicable, will timely furnish to the other such certificate or evidence.

(b) Seller shall prepare or cause to be prepared all income Tax Returns, including franchise, capital stock and business privilege Tax Returns taxing income, if any, of the Acquired Entities for all taxable periods ending on or prior to the Closing Date that are filed after the Closing Date in a manner consistent with the past practice of the Acquired Entities, except as otherwise required by applicable Law. To the extent permitted by applicable Law, all deductions and other income Tax benefits related to the payment or accrual of any transaction and bonus arrangements and all other expenses of the Acquired Entities related to the consummation of the transactions contemplated hereby, including Acquired Entities Transaction Expenses, shall be attributable to the Pre-Closing Tax Period and shall be claimed as current deductions on the Tax Returns of Seller for the Pre-Closing Tax Period. Seller shall deliver to Buyer for its review and comment each such Tax Return sufficiently in advance of the due date for filing such Tax Returns (after giving effect to extensions) to provide Buyer with a meaningful opportunity to analyze and reasonably comment on such Tax Returns described in the prior sentence. Seller shall consider any comments provided by Buyer in good faith. Thereafter, Buyer shall cause the Acquired Entities to effectuate timely filing of such Tax Returns as prepared by Seller. Seller shall pay to Buyer an amount equal to all Taxes due on such Tax Returns prepared pursuant to this Section 6.2(b) that are required to be reimbursed to Buyer by Seller pursuant to Section 6.2(f) no later than ten (10) days before the date on which Buyer or the Acquired Entities are required to pay such Taxes. Buyer shall cause the Acquired Entities to pay all Taxes shown as due and owing on such Tax Returns subject to any required reimbursement by Seller pursuant to Section 6.2(f) hereof.

(c) Buyer shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of the Acquired Entities for any Straddle Period and any non-income Tax Returns of the Acquired Entities for all taxable periods ending on or prior to the Closing Date that are filed after the Closing Date in a manner consistent with the past practice of the Acquired Entities, except as otherwise required by applicable Law. Buyer shall deliver or cause to be delivered to Seller for Seller’s review and approval each such income Tax Return (including an allocation of the Taxes with respect to any Straddle Period), sufficiently in advance of the due date for filing such Tax Returns (after giving effect to extensions) to provide Seller with a meaningful opportunity to analyze and comment on such Tax Returns before filing, which approval shall not be unreasonably withheld, conditioned or delayed. Buyer shall consider in good faith such changes and revisions to such Tax Returns as reasonably requested by Seller to the extent such changes and revisions relate to Taxes attributable to a Pre-Closing Tax Period, provided that such changes and revisions are consistent with applicable Law. Seller shall pay to Buyer an amount equal to all Taxes due with any Tax Return prepared pursuant to this Section 6.2(c) that are required to be reimbursed to Buyer by Seller pursuant to Section 6.2(f) no later than ten (10) days before the date on which Buyer or the Acquired Entities is require to pay such Taxes. Buyer shall cause the Acquired Entities to pay all Taxes imposed on the Acquired Entities shown as due and owing on such Tax Returns subject to any required reimbursement by Seller pursuant to Section 6.2(f) hereof.

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(d) Except as required by applicable Law and only to the extent Seller has liability for Taxes under this Agreement relating to the relevant Tax Return, Buyer shall not (and shall neither cause nor permit any Acquired Entity) to file, amend, re-file or otherwise modify any Tax Return previously filed with any Taxing Authority relating in whole or part to the Acquired Entity with respect to any Pre-Closing Tax Period or Straddle Period without the written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed).

(e) Termination of Existing Tax Sharing Agreements. Any and all existing Tax sharing agreements (whether written or not) binding upon any Acquired Entity shall be terminated as of the Closing Date.

(f) Tax Indemnification. The Seller Parties shall indemnify the Acquired Entities, the Buyer, and each Buyer Indemnified Party and hold them harmless, on a joint and several basis, from and against (i) any Loss attributable to any breach of or inaccuracy in any representation or warranty made in Section 3.13; (ii) any Loss attributable to any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking or obligation in Section 6.2; (iii) all Taxes of the Acquired Entities or relating to the business of the Acquired Entities for all Pre-Closing Tax Periods; (iv) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the any Acquired Entity (or any predecessors thereof) is or was a member on or prior to the Closing Date by reason of a liability under Treasury Regulation Section 1.1502-6 or any comparable provisions of foreign, state or local Law; (v) any and all Taxes of any person imposed on any Acquired Entity arising under the principles of transferee or successor liability or by contract, relating to an event or transaction occurring on or before the Closing Date and (vi) the employer portion of any employment Taxes owed with respect to any compensatory payments made pursuant to this Agreement or the Transaction Documents; provided, however, that the Seller Parties shall not be liable for, nor shall be required to indemnify the Acquired Entities, the Buyer or any Buyer Indemnified Party or hold them harmless from and against (x) Taxes that arise from or in connection with any event, election or transaction on the Closing Date after the Closing effected by an Acquired Entity, Buyer or any of Buyer’s Affiliates which are not in the ordinary course of business or contemplated by this Agreement (“Buyer Taxes”) or (y) Transfer Taxes that Buyer is responsible to pay pursuant to Section 6.2(a). In each of the above cases, Losses shall include any out-of-pocket fees and expenses (including attorneys’ and accountants’ fees) incurred in connection therewith. Except as otherwise provided herein, the Seller Parties shall reimburse the Buyer for any Taxes of the Acquired Entities that are the responsibility of Seller Parties pursuant to this Section 6.2(f) within ten Business Days after the later of (i) the date such Taxes are due or (ii) payment of such Taxes by Buyer or the Acquired Parent Entities to the applicable Taxing Authority.

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(g) Straddle Period. In the case of Taxes that are payable with respect to a taxable period that begins on or before and ends after the Closing Date (each such period, a “Straddle Period”), the portion of any such Taxes that are treated as Taxes for Pre-Closing Tax Periods for purposes of this Agreement shall be:

(i) in the case of Taxes based upon, or related to, income or receipts, deemed equal to the amount which would be payable if the taxable year ended with the Closing Date; and

(ii) in the case of other Taxes (such as property Taxes), deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on the day immediately preceding the Closing Date and the denominator of which is the number of days in the entire period.

(h) Contests. Buyer shall promptly notify Seller Parties in writing upon receipt by the Acquired Entities, Buyer or any of Buyer’s Affiliates of notice of any Tax Proceeding in respect of any of the Acquired Entities relating to any (i) Pre-Closing Tax Period or (ii) Straddle Period, provided that the failure of Buyer to give notice of a Tax Proceeding as provided in this Section 6.2(h) shall not relieve Seller of its obligations under Section 6.2 except to the extent Seller is materially prejudiced thereby. Such notification shall specify in reasonable detail the basis for such Tax Proceeding and shall include a copy of the relevant portion of any correspondence received from the Taxing Authority.

(i) Seller shall have the right to control any Tax Proceeding relating to income Taxes in respect of an Acquired Entity for any Pre-Closing Tax Period; provided, however, that (i) Buyer shall have the right, at its sole cost and expense, to participate in any such Tax Proceeding, (ii) Seller shall provide Buyer with a timely and reasonably detailed account of each stage of such Tax Proceeding, (iii) Seller shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed; provided, further, that Buyer, at its own cost and expense, may control and contest any Tax Proceeding for which Seller would otherwise have the right to control under this Section 6.2(h)(i) if Seller declines or fails to control such Tax Proceeding; provided, further, however, that if Buyer exercises its right to control any Tax Proceeding under the preceding clause, Buyer shall (A) provide Seller with a timely and reasonably detailed account of each stage of such Tax Proceeding, (B) not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed, and (C) consult with Seller in good faith concerning the appropriate strategy for contesting such Tax Proceeding.

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(ii) Buyer shall have the right to control, at its own expense, any Tax Proceeding in respect of an Acquired Entity for any Pre-Closing Tax Period other than related to income Taxes and for any Straddle Period; provided, however, that (i) Seller shall have the right to participate in any such Tax Proceeding, (ii) Buyer shall provide Seller with a timely and reasonably detailed account of each stage of such Tax Proceeding and consult in good faith concerning the appropriate strategy for contesting the Tax Proceeding, and (iii) Buyer shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed, if such settlement, compromise or abandonment could affect Seller’s or any of its owners’ liability for Taxes.

(i) Tax Refunds. For so long as Seller has liability for such Taxes under this Agreement, Seller shall be entitled to receive all refunds of or amounts credited against Taxes of the Acquired Entities (or Taxes paid by the Acquired Entities on behalf of Seller) for all Pre-Closing Taxable Periods including any Straddle Period attributable to the period ending as of or before the Closing Date. Buyer shall pay or cause to be paid to Seller any such refund or the amount of any such credit within ten (10) days after receipt or entitlement by Buyer or the Acquired Entities. Buyer shall reasonably cooperate with Seller in obtaining any refund to which Seller is entitled under this Section 6.2(i), including the filing of a claim of refund of any Taxes.

(j) Cooperation and Exchange of Information. The Seller Parties and the Buyer shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return pursuant to this Section 6.2 or in connection with any audit or other proceeding in respect of Taxes of the Acquired Entities. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by tax authorities. Each of the Seller Parties and the Buyer shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Acquired Entities for any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by the other party in writing of such extensions for the respective Tax periods. Prior to transferring, destroying or discarding any Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Acquired Entities for any taxable period beginning before the Closing Date, the Seller Parties or the Buyer (as the case may be) shall provide the other party with reasonable written notice and offer the other party the opportunity to take custody of such materials.

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(k) Tax Treatment; Allocation of Purchase Price. For federal income Tax purposes (and for applicable state and local income Taxes), the Parties agree and acknowledge that purchase and sale of the Membership Interests shall be treated as a taxable purchase and sale of the assets of the Acquired Entities. The Purchase Price (plus the value of the liabilities assumed together with any other amounts included in purchase price for income Tax purposes) shall be allocated among the assets of Acquired Entities for Tax purposes in accordance with the allocation methodology set forth in Schedule 6.2(k), which schedule shall be consistent with Section 1060 of the Code and the Treasury Regulations thereunder (and any similar provisions of state, local or foreign Law). Within ninety (90) days after the Closing Date, the Buyer shall provide the Seller Parties with a purchase price allocation consistent with the methodology set forth on Schedule 6.2(k) (“Allocation”). The Seller Parties shall review such Allocation and provide any proposed revisions to Buyer within thirty (30) days following receipt by the Seller Parties. The Parties shall use good faith reasonable efforts to negotiate with respect to such proposed revisions. If the Parties are unable to reach agreement with respect to such Allocation within sixty (60) days after delivery by the Seller Parties of its proposed revisions, any disputed items shall be resolved by RSM US LLC or another independent accounting firm reasonably satisfactory to the Buyer and the Seller Parties (the “Independent Accountant”). The costs and expenses of the Independent Accountant shall be borne 50% by the Seller Parties and 50% by the Buyer. The Allocation, including all information that has been agreed to or finally determined by the Independent Accountant, shall be referred to as the “Final Allocation.” Any adjustments to the Purchase Price after the date the allocation is determined pursuant to this Section 6.2(k) shall also be allocated among the Acquired Entities’ assets in a manner consistent with this Section 6.2(k). The Final Allocation shall be binding upon the Parties and their Affiliates for all Tax purposes, and each (i) shall file, or cause to be filed, all applicable Tax Returns, in accordance with such Final Allocation (including on Form 8594) and (ii) shall not take or permit its Affiliates to take any Tax position that is inconsistent with such Final Allocation unless required to do so by a Taxing Authority. Buyer and Seller shall promptly advise each other of any Tax audit or other legal proceeding relating to the tax characterization set forth in this Section 6.2(k).

(l) Tax Treatment of Indemnification Payments. Any indemnification payments pursuant to this Section 6.2 shall be treated as an adjustment to the Purchase Price by the Parties for Tax purposes, unless otherwise required by applicable Law.

(m) Survival. Notwithstanding anything in this Agreement to the contrary, the provisions of Section 3.13 and this Section 6.2 shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus 60 days.

(n) Overlap. To the extent that any obligation or responsibility pursuant to ARTICLE VIII may overlap with an obligation or responsibility pursuant to this Section 6.2, the provisions of this Section 6.2 shall govern.

6.3 Directors’ and Officers’ Liability.

(a) The Buyer agrees that the indemnification obligations set forth in the Acquired Entities’ organizational documents shall survive the Closing and shall not be amended, repealed or otherwise modified for a period of six (6) years after the Closing in any manner that would adversely affect the rights thereunder of any Person who on or prior to the Closing was a director or officer.

(b) The Seller Parties shall (i) maintain the current or substantially equivalent policies of the directors’ and officers’ liability insurance (collectively, the “Current D&O Policy”; true and complete copies which have been previously provided to the Buyer) for six (6) years from the Closing Date covering each Person in the Acquired Entities covered by the Current D&O Policy for matters occurring prior to the Closing or, if substantially equivalent insurance coverage is unavailable, the best available coverage and (ii) if such coverage described in Section 6.3(b)(i) above is no longer maintained by the Seller Parties, then the Seller Parties shall obtain a prepaid insurance and indemnification policy (i.e., tail coverage) with a term of the balance of such six (6) years covering each Person covered by the Current D&O Policy maintained by the Acquired Entities that provides coverage for matters occurring prior to the Closing (the “D&O Tail Policy”) that is no less favorable than the Acquired Entities’ existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage and shall provide the Buyer with written notice containing a copy of such D&O Tail Policy; provided, however, that if the Seller Parties demonstrate to the Buyer that they have been unable to obtain the D&O Tail Policy at commercially reasonable rates despite using commercially reasonable efforts for a reasonable period of time, the Buyer shall be responsible for the cost of the D&O Tail Policy that is in excess of commercially reasonable rates (or Buyer may, at its option, waive the requirement for such policy).

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6.4 Confidentiality; Nondisparagement. In further consideration for the payment of the Purchase Price and the Warrant Consideration and in order to protect the value of the Membership Interests purchased by the Buyer (including the goodwill inherent in the Acquired Entities as of the Closing), upon the Closing of the transactions contemplated by this Agreement, the Seller Parties and Cosman agree as follows:

(a) With respect to the Seller Parties, as the owners (directly or indirectly), of the Membership Interests, and, with respect to Cosman, as a shareholder of Meridian (solely for purposes of this Section 6.4, the Seller Parties and Cosman are referred to herein as the “Restricted Parties” and each, a “Restricted Party”), the Restricted Parties have had access to and contributed to information and materials of a highly sensitive nature (including Confidential Information) of the Acquired Entities, their current and future, direct and indirect, subsidiaries, parents (including, without limitation, the Buyer), and related entities (each of the foregoing, a “Acquired Entities Person,” and collectively, the “Acquired Entities Group”). The Restricted Parties agree that unless such Restricted Party first secures the written consent of an authorized representative of the Buyer, such Restricted Party shall not use for itself or anyone else, and shall not disclose to others, any Confidential Information, except to the extent such use or disclosure is required by applicable Law or any Order (in which event the applicable Restricted Party, shall, to the extent practicable, inform the Buyer in advance of any such required disclosure, shall cooperate with the Buyer in all reasonable ways in obtaining a protective order or other protection in respect of such required disclosure, and shall limit such disclosure to the extent reasonably possible while still complying with such requirements). The Restricted Parties shall use all reasonable care to safeguard Confidential Information and to protect it against disclosure, misuse, espionage, loss and theft.

(b) The Restricted Parties further agree that promptly after the Closing, the Restricted Parties shall deliver to the Acquired Entities (or, at the Buyer’s request, destroy) all Confidential Information and other Intellectual Property of the Acquired Entities Group in the such Restricted Party’s possession and control, in whatever form or medium. If a Restricted Party destroys such Confidential Information, such Restricted Party shall promptly provide written confirmation and certification that they destroyed all such materials.

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(c) The Restricted Parties acknowledge that they have become, and following the date hereof shall continue to be, familiar with Confidential Information concerning the Acquired Entities Group and that their services have been, and following the date hereof shall continue to be, of special, unique and extraordinary value to the Acquired Entities Group. Therefore, the Restricted Parties agree that during the period beginning on the Closing Date and ending on the five (5) year anniversary of the Closing Date (the “Noncompete Period”), they shall not and shall not permit any of their Subsidiaries or Affiliates to (and shall not take any steps toward or preparations in respect of), directly or indirectly, either for themselves or for any other Person, own, manage, control, participate in, consult with, render services for, permit their names to be used or in any other manner engage in all or any portion of the Business. For purposes of this Section 6.4, the term “participate” includes any direct or indirect interest in any enterprise, whether as an officer, director, employee, partner, sole proprietor, agent, representative, independent contractor, seller, franchisor, franchisee, creditor, or owner; provided that the foregoing activities shall not include passive ownership of less than two percent of the stock of a publicly held corporation whose stock is traded on a national securities exchange or in the over the counter market. During the Noncompete Period, the Restricted Parties shall not, directly or indirectly, and shall not permit any of their Subsidiaries or Affiliates to, directly or indirectly, for themselves or for any other Person (i) call on, solicit, or service any customer, supplier, licensee, licensor or other business relation of the Acquired Entities Group (a “Business Client”) with respect to products or services that have been provided by the Acquired Entities Group, are currently being provided by the Acquired Entities Group or which the Acquired Entities Group is currently in the process of developing; or (ii) encourage, induce or solicit, or attempt to encourage, induce or solicit, any Business Client to cease doing business with the Acquired Entities Group.

(d) During the Noncompete Period, the Restricted Parties shall not, directly or indirectly through another Person, for themselves or for any other Person (i) encourage, induce, solicit or attempt to encourage, induce or solicit any officer, director or employee of the Acquired Entities Group to leave the employ of the Acquired Entities Group; or (ii) hire or employ any Person who was an officer, director or employee of the Acquired Entities Group at any time during the six month period immediately prior to the date of this Agreement; provided, however, that this Section 6.4(d) shall not preclude the Restricted Parties or, to the extent applicable, their direct and indirect controlled Subsidiaries from (i) hiring any employee who has not been employed by any member of the Acquired Entities Group for at least nine (9) months, or (ii) placing general solicitations not specifically directed at any of the officers, directors or employees of the Acquired Entities Group.

(e) The Restricted Parties acknowledge and represent that: (i) sufficient consideration has been given by and to such Restricted Parties; (ii) the Restricted Parties have consulted with independent legal counsel regarding its rights and obligations under this Section 6.4; (iii) the Restricted Parties fully understand the terms and conditions contained herein; (iv) the scope of the business of the Acquired Entities Group is independent of location (such that it is not practical to limit the restrictions contained in this Section 6.4 to a specified state, city or part thereof in the United States); (v) the restrictions and agreements in this Section 6.4 are reasonable in all respects and necessary for the protection of the members of the Acquired Entities Group and their Confidential Information and goodwill and that, without such protection, the Acquired Entities Group customer and client relationships and competitive advantage would be materially adversely affected; (vi) the agreements in this Section 6.4 are an essential inducement to the Buyer to enter into this Agreement and they are in addition to, rather than in lieu of, any similar or related covenants to which the Restricted Parties are party or by which they are bound; and (vii) the Restricted Parties are not a party to or bound by any employment agreement, noncompete agreement or confidentiality agreement with any Person other than the Buyer.

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(f) If at any time a court or arbitrator’s award holds that the restrictions in this Section 6.4 are unreasonable under circumstances then existing, the Restricted Parties and the other Parties agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area. The Restricted Parties and the other Parties agree that any breach of the provisions contained in this Section 6.4 will result in serious and irreparable injury and therefore money damages would not be an adequate remedy for any such breach. Therefore, in the event of a breach or threatened breach of any provisions of this Section 6.4 that is continuing, the Acquired Entities, their successors and assigns and any third-party beneficiary to this Agreement, in addition to other rights and remedies existing in their favor, shall be entitled to specific performance or injunctive or other relief in order to enforce, or prevent any violations of, the provisions hereof (without posting a bond or other security). In addition, in the event of a breach or violation by a Seller Party of this Section 6.4, the Noncompete Period shall be tolled until such breach or violation has been duly cured.

(g) From and after the date of this Agreement (both before and after the Closing or termination of this Agreement), the officers and directors of the Restricted Parties and Cosman will not, and will cause their Affiliates not to, directly or indirectly, alone or in connection with any Person, engage in any conduct or make any statement, whether in commercial or noncommercial speech, that disparages, criticizes or is injurious to the reputation of the Buyer or any of its Affiliates (including the Acquired Entities after the Closing), shareholders, partners, members, investors or representatives, including (a) inducing or encouraging others to disparage the Buyer, any of its Affiliates, or any of its shareholders, partners, members, investors or representatives, and (b) making or causing to be made any statement that maligns the business, goodwill, personal or professional reputation of the Buyer, its Affiliates, or any of its respective shareholders, partners, members, investors or representatives.

6.5 Confidentiality of Debt Financing Terms. Except as contemplated by the Debt Financing Terms and by Section 6.8(c) hereof, the Seller Parties will, and will cause the Acquired Entities (prior to Closing) and their Affiliates to, keep confidential the Debt Financing Terms and the identity of the financing sources, arrangers and agents under the Debt Term Sheet.

6.6 Use of Corporate Name or Trade Name.

(a) After the Closing, the Seller Parties acknowledge that no rights in the name “Meridian”, “Meridian Waste Solutions, Inc.”, “Meridian Waste Operations, Inc.”, or any trademark, service mark or trade name included within the Business IP, or any derivative or variation thereof or any name similar thereto will be retained by the Seller Parties or their Affiliates. The Seller Parties may only use or refer to the foregoing names (i) in connection with the performance of their post-closing employment obligations with the Acquired Entities and the Buyer, (ii) to identify the fact that it had been the sole owner of the Acquired Entities, (iii) as required by applicable Law or any governmental authority or regulatory agency, or in any filings required thereby, whether public or private in nature or (iv) in public announcements permitted under this Agreement.

(b) Within sixty (60) days following the Closing, the Seller Parties shall, and shall cause their respective Affiliates and Subsidiaries to, amend their respective organizational documents to include a name for such Person that does not include “Meridian”, “Meridian Waste Solutions, Inc.”, “Meridian Waste Operations, Inc.” or any derivative or variation thereof, and to take all other actions reasonably necessary to effectuate any such name change.

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6.7 Further Actions. In case at any time after the Closing any further actions are necessary to carry out the purposes of this Agreement, each Party will take such further actions (including the execution and delivery of such further instruments and documents) as any other such party may reasonably request, all at the sole cost and expense of the requesting party. The Seller Parties acknowledge and agree that from and after the Closing, the Buyer will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to any Acquired Entity. In furtherance of the foregoing, in the event that the Buyer discovers that after the Closing any of the Seller Parties or their Subsidiaries own or have the right to use any assets necessary for the operation of, or which comprise part of, the Business, then the Seller Parties shall take all necessary and reasonable actions (at their sole cost, notwithstanding anything herein to the contrary) to transfer ownership and use of such assets to the Buyer and its Subsidiaries, as reasonably requested by the Buyer. The Buyer acknowledges and agrees that from and after the Closing, the Buyer will own and operate the Acquired Entities and be obligated for the Assumed Obligations. As such, the Buyer will benefit from any of the assets of the Acquired Entities, the Business and the Assumed Obligations. In furtherance of the foregoing, following the Closing, the Buyer will take all commercially reasonable actions to have removed, terminated or extinguished any or all guaranties or similar obligations that Meridian, the Seller or Cosman (including members of his immediate family) have to unaffiliated third parties related to the Acquired Entities, their assets, the Business and the Assumed Obligations as set forth on Schedule 1.3(b)(iv) or Schedule 7.1(l); provided however that neither the Buyer, nor, following the Closing, the Acquired Entitles, shall be required to commit or pay any funds or post any security in connection with the removal, termination or extinguishment of any such obligation.

6.8 Shareholder Consent; Information Statement; Proxy Statement.

(a) Information Statement; Proxy Statement. Promptly following the date of this Agreement and, in any event within ten (10) days following the date of this Agreement, the Seller Parties shall, with the cooperation of and in consultation with the Buyer, (i) in the event that a Meridian Shareholder Consent is delivered to the Seller Parties, prepare and file with the SEC a preliminary information statement of the type contemplated by Rule 14c-2 promulgated under the Exchange Act related to the transactions contemplated herein and this Agreement (as amended or supplemented from time to time, the “Information Statement”), or (ii) in the event that a Meridian Shareholder Consent is not delivered to the Seller Parties and this Agreement is not terminated by the Buyer pursuant to Section 9.1(f), prepare and file with the SEC a preliminary proxy statement (as amended or supplemented, the “Proxy Statement”) relating to the Meridian Shareholder Meeting. Subject to Section 5.5, to the extent the Proxy Statement will be filed with the SEC in accordance with this Section 6.8(a), Seller Parties must include the Meridian Board Recommendation in the Proxy Statement. The Seller Parties shall use their commercially reasonable best efforts to have the Information Statement or Proxy Statement, as applicable, cleared by the SEC as promptly as practicable after such filing (including by promptly responding to comments of the SEC).

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(b) Shareholder Consent. The Seller Parties shall use their best efforts to obtain the Meridian Shareholder Consent and deliver the Meridian Shareholder Consent to the Buyer by 12:00 p.m. Eastern Time on the third Business Day immediately following the date of this Agreement. The Seller Parties shall take no action to prohibit any Meridian Shareholder from soliciting a Meridian Shareholder Consent, the form of such written consent is attached hereto as Exhibit E, from any Meridian Shareholder in compliance with applicable Law and the organizational documents of the Seller Parties. If a Meridian Shareholder Consent is received by the Seller Parties, promptly upon receipt of such Meridian Shareholder Consent, the Seller Parties will provide the Buyer with a pdf copy of such Meridian Shareholder Consent, and, within five (5) Business Days, will provide the Buyer with a certificate, certifying such Meridian Shareholder Consent as true and complete (including that the shareholdings included therein are in accordance with the Seller Parties’ books and records and that the Meridian Shareholder Consent constitutes the Meridian Shareholder Approval) and executed by an executive officer of Meridian.

(c) Contents of Filings. The Seller Parties will use their commercially reasonable best efforts to cause the Information Statement or Proxy Statement, as applicable, to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations of the SEC and NASDAQ. The Seller Parties may not file the Information Statement or Proxy Statement, as applicable, with the SEC without first providing the Buyer and its counsel, to the extent practicable, a reasonable opportunity to review and comment thereon, which comments shall be considered by the Seller Parties in good faith. On the date of filing, the date of mailing to the Meridian Shareholders (if applicable) and at the time of the Meridian Shareholder Meeting, as applicable, none of the Information Statement or Proxy Statement, as applicable, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no covenant is made by the Seller Parties with respect to any information supplied by the Buyer or any of its Affiliates for inclusion or incorporation by reference in the Information Statement or Proxy Statement, as applicable. The information supplied by the Buyer or its Affiliates for inclusion or incorporation by reference in the Information Statement or Proxy Statement will not, at the time that the Information Statement or Proxy Statement, as applicable, is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding anything herein to the contrary, Seller Parties will not attach the Debt Term Sheet to the Information Statement or the Proxy Statement, or to any other filing required under the Exchange Act, applicable law or applicable regulatory authority rules and regulations. In the event the SEC Staff or applicable regulatory authority requests a copy of the Debt Term Sheet, Seller Parties will promptly provide a copy of such request to Buyer and its counsel, and will consult with Buyer and its counsel concerning Seller Parties’ response thereto, provided that notwithstanding the foregoing, Seller Parties shall use all reasonable efforts to require that the recipient thereof maintain the confidentiality of such information pursuant to applicable law, rules and regulations.

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(d) Furnishing Information. Each of the Seller Parties will, and will cause the Acquired Entities to, on the one hand, and the Buyer, on the other hand, will furnish all information concerning it and its Affiliates, if applicable, as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Information Statement or Proxy Statement, as applicable. As promptly as practicable after the Information Statement or Proxy Statement, as applicable, shall have been cleared by the SEC (such date, the “SEC Clearance Date”; provided that if ten (10) days have passed since the filing of the preliminary Information Statement or the preliminary Proxy Statement with the SEC without notice from the SEC of its intent to review the Information Statement or the Proxy Statement, as applicable, then such date shall be the SEC Clearance Date), the Seller Parties shall cause the Information Statement or Proxy Statement, as applicable, to be mailed to the Meridian Shareholders within three (3) Business Days and to be filed as required. Notwithstanding the foregoing, prior to filing and mailing the Information Statement or Proxy Statement, as applicable (or any amendment or supplement thereto, as applicable) or responding to any comments of the SEC with respect thereto, the Seller Parties shall provide the Buyer a reasonable opportunity to review and comment on such document or response. If any information relating to the Seller Parties, the Acquired Entities, the Buyer or any of their respective Affiliates should be discovered by the Seller Parties or the Acquired Entities, on the one hand, or the Buyer, on the other hand, that should be set forth in an amendment or supplement to the Information Statement or Proxy Statement, as applicable, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information will promptly notify the other, and an appropriate amendment or supplement to such filing describing such information will be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by applicable Law or the SEC or its staff, disseminated to the Meridian Shareholders.

(e) Consultation Prior to Certain Communications. The Seller Parties, the Acquired Entities and their Affiliates, on the one hand, and the Buyer and its Affiliates, on the other hand, may not engage in any substantive communications with the SEC or its staff with respect to the Information Statement or Proxy Statement, without first providing the other Party a reasonable opportunity to review and comment on or participate in such communication, which comments shall be considered by the filing party in good faith.

(f) Notices. The Seller Parties will, or will cause the Acquired Entities to, on the one hand, and the Buyer, on the other hand, will advise the other, promptly after it receives notice thereof, of any receipt of a request by the SEC or its staff for (i) any amendment or revisions to the Information Statement or Proxy Statement, as the case may be; (ii) any receipt of comments from the SEC or its staff on the Information Statement or Proxy Statement, as the case may be; or (iii) any receipt of a request by the SEC or its staff for additional information in connection therewith.

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(g) Dissemination of Information Statement or Proxy Statement. Subject to applicable Law, the Seller Parties will use their commercially reasonable efforts to cause the Information Statement or Proxy Statement, as applicable, to be disseminated to the Meridian Shareholders as promptly as reasonably practicable following the filing thereof with the SEC and in any event within three (3) Business Days following the SEC Clearance Date.

6.9 Meridian Shareholder Meeting.

(a) Call of Meridian Shareholder Meeting. In the event that a Meridian Shareholder Consent is not delivered to the Seller and this Agreement is not terminated by the Buyer pursuant to Section 9.1(f), unless the Meridian Board has made a Meridian Board Recommendation Change, (i) the Meridian Board Recommendation shall be included in the Proxy Statement and (ii) the Seller Parties shall take all action necessary in accordance with applicable Law, its organizational documents and the rules of NASDAQ to establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders (the “Meridian Shareholder Meeting”) as promptly as reasonably practicable following the mailing of the Proxy Statement to the Meridian Shareholders for the purpose of obtaining the Meridian Shareholder Approval. Once the Seller Parties have established the record date for the Meridian Shareholder Meeting, the Seller Parties shall not change such record date without the prior written consent of the Buyer, unless required by applicable Law. Without limiting the generality of the foregoing, the Seller Parties shall hold the Meridian Shareholder Meeting no later than 45 days after the SEC Clearance Date. Subject to Section 5.5 and applicable Law, and unless there has been a Meridian Board Recommendation Change in accordance with Section 5.5, the Seller Parties will use their commercially reasonable best efforts to solicit proxies to obtain the Meridian Shareholder Approval. Without the prior written consent of the Buyer, the approval of the sale of the Membership Interests shall be the only matter (other than procedure matters) which the Seller Parties shall propose to be acted on by the Meridian Shareholders at the Meridian Shareholders Meeting.

(b) Adjournment of Meridian Shareholder Meeting. The Seller Parties shall not postpone or adjourn the Meridian Shareholder Meeting without the prior written consent of the Buyer; provided that nothing will prevent the Seller Parties from postponing or adjourning the Meridian Shareholder Meeting if (i) there are holders of an insufficient shares of the Meridian’s capital stock present or represented by proxy at the Meridian Shareholder Meeting to constitute a quorum at the Meridian Shareholder Meeting; or (ii) the Seller Parties are required to postpone or adjourn the Meridian Shareholder Meeting by applicable Law, Order or a request from the SEC or its staff. Unless this Agreement is validly terminated in accordance with Section 9.1, the Seller Parties will submit the sale of the Membership Interests pursuant to this Agreement to its shareholders at the Meridian Shareholder Meeting even if the Meridian Board (or a committee thereof) has effected a Meridian Board Recommendation Change.

6.10 COBRA Coverage. The Seller Parties shall maintain a health plan from the Closing Date until the one year anniversary of the Closing Date, for all employees of the Seller Parties and its Subsidiaries not employed by the Buyer after the Closing (and their respective covered dependents). To the extent that legally sufficient continuation health coverage is not provided under any health insurance plan or policy assumed by the Buyer, the Seller Parties shall assume all responsibilities and liabilities for providing continued health plan coverage under Part 6, Title I of ERISA and Section 4980B of the Code and similar provisions of state or local Law (“COBRA Coverage”) with respect to the individuals (and their respective covered dependents) that (a) as of the Closing Date are currently receiving COBRA Coverage under any health plan maintained by the Seller Parties prior to the Closing Date, (b) are eligible for COBRA Coverage under any health plan maintained by the Seller Parties prior to the Closing Date as a result of a qualifying event that occurred prior to the Closing Date, and (c) are not employed by Buyer as of the Closing Date and become eligible for COBRA Coverage. Buyer does not intend to terminate any employees of the Acquired Entities in connection with, and as a result of, the transactions contemplated by this Agreement.

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ARTICLE VII
CONDITIONS

7.1 Conditions to Obligation of the Buyer. The obligation of the Buyer to consummate the transactions to be performed by the Buyer in connection with the Closing is subject to the satisfaction of each of the following conditions as of the Closing (and for purposes of this Section 7.1 and notwithstanding anything herein to the contrary, any Disclosure Schedule Supplement shall be disregarded and shall not be deemed to cure any failure of any of the following conditions, including any failure of any representation or warranty to be true and correct):

(a) Representations and Warranties. Each of the representations and warranties of the Seller Parties contained herein, including in ARTICLE II and ARTICLE III (i) that are not qualified by materiality, Material Adverse Effect or similar phrases shall be true and correct in all material respects on and as of the date of this Agreement and on and as of the Closing (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct in all material respects on and as of such dates) and (ii) that are qualified by materiality, Material Adverse Effect, or similar phrases shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct in all respects on and as of such dates).

(b) Performance of Covenants. The Seller Parties shall have performed and complied, or shall have caused the Acquired Entities to perform and comply, in all material respects with all of their covenants and agreements required to be performed by them pursuant to this Agreement prior to the Closing Date.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall have been no change, event, occurrence or circumstance that has had or would reasonably be expected to have a Material Adverse Effect.

(d) Compliance with Laws. The consummation of the transactions contemplated by this Agreement or the other Transaction Documents will not be prohibited by any Law or subject the Buyer (or, as of immediately after the Closing or thereafter, any Acquired Entity) to any material penalty or Liability (other than obligations of the Buyer (or any post-Closing obligations of any Acquired Entity) specifically set forth in this Agreement) or other onerous conditions arising under any Law or imposed by any Governmental Entity.

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(e) Proceedings; Orders. (i) No Action shall be pending or threatened in writing before any Governmental Entity in which it is sought to restrain or prohibit or to obtain material damages or other relief (including rescission) in connection with the transactions contemplated by this Agreement and the other Transaction Documents; (ii) no investigation that could reasonably be expected to result in any such Action or proceeding shall be pending; and (iii) no such Action has been entered and not subsequently dismissed or discharged with prejudice. There shall not be in effect any material Order by a Governmental Entity restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement or the other Transaction Documents.

(f) Governmental Approvals; Consents. All material filings, notices, licenses, permits, approvals or other Consents of, to or with (i) any Governmental Entity, including those listed on Schedule 7.1(f)(i), and (ii) any Person (other than a Governmental Entity), including those listed on Schedule 7.1(f)(ii), in each case, as required in connection with the transactions contemplated hereby, shall have been duly made or obtained and shall be in full force and effect as of the Closing, each in form and substance reasonably satisfactory to the Buyer.

(g) Meridian Shareholder Approval and Seller Shareholder Approval. The Meridian Shareholder Approval and Seller Shareholder Approval shall have been obtained and remain effective.

(h) Information Statement. If the Meridian Shareholder Approval is obtained by means of a Meridian Shareholder Consent, then the Information Statement shall have been mailed to the Meridian Shareholders in accordance with Section 6.8(a) and Section 14C of the Exchange Act at least twenty (20) days prior to the Closing Date.

(i) Termination of Related-Party Agreements. The Seller Parties shall have delivered, or caused to be delivered, to the Buyer, written evidence, in form and substance satisfactory to the Buyer, evidencing the termination of the Contracts listed on Schedule 7.1(i).

(j) Financing. The Buyer shall have received the proceeds of the Debt Financing.

(k) Employment Agreement Amendments. The Seller Parties shall have delivered the Employment Agreement Amendments duly executed by each of the parties thereto in substantially in the forms attached hereto as Schedule G, with any modifications thereto as may be reasonably requested by or acceptable to the Buyer, and such Employment Agreement Amendments shall be in full force and effect as of the Closing Date.

(l) Assignment of Assets and Contracts. The Seller Parties shall have transferred and assigned, and shall have obtained any consents or provided any notices to any Person as may be necessary for such transfer and assignment of, all material assets and Contracts used by, or related to the Business which are not held by the Acquired Entities, including as set forth on Schedule 7.1(l), to the Acquired Entities and in each case pursuant to documentation in form and substance acceptable to the Buyer.

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(m) Assignment of Benefit Plans. The Seller Parties shall have transferred and assigned, and shall have obtained any consents or provided any notices to any Person as may be necessary for such transfer and assignment of the sponsorship of the Benefit Plans set forth on Schedule 7.1(m) to the Acquired Entities, and in each case pursuant to documentation in form and substance acceptable to the Buyer, and in accordance with the underlying Benefit Plan documents.  In addition, such Benefit Plans shall be have been amended as necessary so that effective immediately prior to the Closing, the Seller Parties and all of its Subsidiaries and Affiliates (other than the Acquired Entities) shall no longer be participating employers in such Benefit Plans, and in each case pursuant to documentation in form and substance acceptable to the Buyer, and in accordance with the underlying Benefit Plan documents.

(n) DOL Filings. The Seller Parties shall have made all necessary filings and paid all fees and penalties associated with the U.S. Department of Labor’s Delinquent Filer Voluntary Compliance Program (the “DOL DFVCP”) to retroactively file separate Forms 5500 for each of the Benefit Plans set forth on Schedule 7.1(n) with respect to fiscal year 2016 and shall have provided evidence of such filings to the Buyer.

(o) Real Property Matters. The Seller Parties, as applicable, shall have executed and delivered to the Buyer (i) title affidavits, non-imputation affidavits, and survey affidavits (re: no change) and other documents and instruments reasonably requested by the Buyer in form sufficient to permit the Buyer’s title insurance company, First American Title Insurance Company, to insure the Buyer’s title to each of the Acquired Entities Properties for which the Buyer or the Buyer’s lender has obtained title insurance in the manner and form requested by the Buyer or the Buyer’s lender and to otherwise satisfy each of the requirements set forth therein and permit deletion of each of the standard exceptions set forth therein (except that real property taxes shall be limited to the year in which Closing occurs) (and expressly provided that each such title insurance policy shall have the arbitration provision deleted and shall have any endorsements, modifications or additional title insurance coverage reasonably requested by Buyer), (ii) written leases and/or written terminations of lease for any and all internal leases of the Seller Parties and their Affiliates requested to be terminated by the Buyer, (iii) assignments of lease for each assigned Lease, and, if requested, memoranda of Lease for each assigned Lease, (iv) an estoppel certificate from the tenant and landlord of each third party Lease party (other than the Seller Parties), and, if applicable, a subordination, non-disturbance and attornment agreement from each such Lease third party lender, and (v) such other documents and instruments as the Buyer or the Buyer’s title company may reasonably request.

(p) Delivery of Seller Parties Closing Deliveries. The Seller Parties shall have delivered all items required to be delivered by the Seller Parties pursuant to Section 1.3(b).

The Buyer may waive any condition specified in this Section 7.1 if it executes a writing so stating at or prior to the Closing; provided that such waiver shall not act to restrict or otherwise affect the rights of the Buyer under this Agreement, including under Section 8.2.

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7.2 Conditions to Obligation of the Seller Parties. The obligation of the Seller Parties to consummate the transactions to be performed by them in connection with the Closing is subject to satisfaction of each of the following conditions as of the Closing:

(a) Representations and Warranties. Each of the representations and warranties of the Buyer contained herein (i) that are not qualified by materiality, material adverse effect or similar phrases shall be true and correct in all material respects on and as of the date of this Agreement and on and as of the Closing (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct in all material respects on and as of such dates) and (ii) that are qualified by materiality, material adverse effect, or similar phrases shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct in all respects on and as of such dates).

(b) Performance of Covenants. The Buyer shall have performed in all material respects all of the covenants and agreements required to be performed by it pursuant to this Agreement on or prior to the Closing Date.

(c) Compliance with Laws. The consummation of the transactions contemplated by this Agreement or the other Transaction Documents will not be prohibited by any Law, or subject the Seller Parties to any penalty or Liability (other than obligations of the Seller Parties specifically set forth in this Agreement) or other onerous conditions arising under any Law or imposed by any Governmental Entity.

(d) Delivery of Buyer Closing Deliveries. The Buyer shall have delivered all items required to be delivered by the Buyer pursuant to Section 1.3(c).

The Seller Parties may waive any condition specified in this Section 7.2 if either Seller Party executes a writing so stating at or prior to the Closing; provided that such waiver shall not act to restrict or otherwise affect the rights of the Seller Parties under this Agreement, including under Section 8.3.

ARTICLE VIII
INDEMNIFICATION

8.1 Survival Periods. Subject to the limitations contained in this ARTICLE VIII, all representations, warranties, covenants and agreements contained in this Agreement shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby until the Survival Date. Notwithstanding anything herein to the contrary, the Seller Parties will not be liable with respect to any claim for indemnification pursuant to Section 8.2(a)(i) and the Buyer will not be liable with respect to any claim for indemnification pursuant to Section 8.3(a)(i), unless written notice of such claim is delivered to the Seller Parties or the Buyer, as the case may be, prior to the applicable Survival Date (if any). For purposes of this Agreement, the term “Survival Date” shall mean such date which is fifteen (15) months after the Closing; provided that:

(a) with respect to the representations and warranties set forth in Sections 3.13 (Tax Matters), 3.16 (Employee Benefits), and 3.18 (Environmental Matters), the Survival Date shall be the thirtieth (30th) day after the expiration of the applicable statute of limitations (including any extensions thereto to the extent that such statute of limitations may be tolled);

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(b) with respect to the representations and warranties set forth in Sections 2.1 (Organization; Corporate Power), 2.2 (Authorization), 2.4 (Title to Membership Interests), 2.7 (Brokerage), 2.8 (Solvency), 3.1 (Organization; Corporate Power), 3.2 (Capitalization and Related Matters), 3.3 (Subsidiaries; Investments), Section 3.6(b) (Absence of Certain Changes), Section 3.7 (Assets), 3.17 (Affiliate Transactions), and 3.20 (Brokerage), (such representations, together with the representations referenced in Section 8.1(a), collectively, the “Seller Parties Fundamental Representations”), there shall be no Survival Date and such representations and warranties shall survive the Closing indefinitely;

(c) with respect to the representations and warranties set forth in Sections 4.1 (Organization; Power), 4.2 (Authorization) and 4.6 (Brokerage) (such representations, collectively, the “Buyer Fundamental Representations”), there shall be no Survival Date and such representations and warranties shall survive the Closing indefinitely; and

(d) covenants and agreements shall survive the Closing until fully performed or observed in accordance with their terms and the Survival Date shall be the date of such performance or observance.

The Parties agree that so long as written notice is given on or prior to the Survival Date with respect to such claim, the representations and warranties with respect to such breach shall continue to survive until such matter is finally resolved.

8.2 Indemnification of the Buyer Indemnified Parties by the Seller Parties.

(a) Obligations of the Seller Parties. Subject to the limitations set forth in this Section 8.2, the Seller Parties hereby agree to indemnify the Buyer and its Affiliates (including the Acquired Entities after the Closing) and each of their respective officers, directors, stockholders, managers, members, partners, employees, agents, representatives, successors and assigns (collectively, the “Buyer Indemnified Parties”) on a joint and several basis and hold each of them harmless from and against and pay on behalf of or reimburse any such Buyer Indemnified Party in respect of the entirety of any Loss which such Buyer Indemnified Party may suffer, sustain or become subject to, as a result of, arising out of, relating to or in connection with:

(i) the breach or inaccuracy of any representation or warranty of the Seller Parties contained in this Agreement or in any certificate delivered pursuant hereto, in each case, without giving effect to any limitation or qualification as to “materiality,” “material,” “Material Adverse Effect” or similar qualifiers set forth in such representation or warranty for purposes of determining whether there is a breach and the Losses resulting from, arising out of or relating to such breach;

(ii) the breach, non-compliance or non-performance of any covenant, agreement or obligation of the Seller Parties contained in this Agreement;

(iii) any claim by any officer or director of the Acquired Entities to indemnification or reimbursement by the Acquired Entities in connection with any Losses arising out of or pertaining to matters existing or occurring at or prior to the Closing;

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(iv) any outstanding Indebtedness in existence as of the Closing to the extent such Indebtedness was not included in the calculation of the Indebtedness Amount as set forth on Schedules 1.3(b)(iv) or 1.3(b)(v) or in the Closing Payment Certificate;

(v) any Acquired Entities Transaction Expenses to the extent such Acquired Entities Transaction Expenses were not set forth in the Closing Payment Certificate;

(vi) any Liabilities of the Seller Parties or their Subsidiaries other than the Acquired Entities; or

(vii) the matter referenced in item 10 of Schedule 3.12.

(b) Limitations. No amount shall be payable to the Buyer Indemnified Parties in satisfaction of claims for indemnification pursuant to Section 8.2(a)(i) unless and until the aggregate amount of all Losses of the Buyer Indemnified Parties arising therefrom exceeds $750,000 (the “Threshold”), at which time the Seller Parties shall indemnify the Buyer Indemnified Parties for the full amount of all such Losses from and including the first dollar of all such Losses up to an amount not to exceed $10,000,000 (the “Cap”); provided that the Threshold and the Cap shall not apply with respect to any Losses resulting from, arising out of or relating to breaches of the Seller Parties Fundamental Representations, and none of such Losses shall count towards the satisfaction of the Threshold or the Cap.

8.3 Indemnification of the Seller Parties Indemnified Parties by the Buyer.

(a) Obligation. The Buyer agrees to indemnify the Seller Parties and their Affiliates and each of their respective officers, directors, shareholders, managers, members, partners, employees, agents, representatives, successors and assigns (collectively, the “Seller Parties Indemnified Parties”) and hold each of them harmless against any Losses which any of them may suffer, sustain or become subject to, as the result of, arising out of, relating to or in connection with:

(i) the breach or inaccuracy by the Buyer of any representation or warranty of the Buyer contained in this Agreement or in any certificate delivered pursuant hereto, without giving effect to any limitation or qualification as to “materiality,” “material,” “Material Adverse Effect” or similar qualifiers or monetary qualifiers to similar effect set forth in such representation or warranty for purposes of determining whether there is a breach and the Losses resulting from, arising out of or relating to such breach; or

(ii) the breach, non-compliance or non-performance of any covenant, agreement or obligation of the Buyer contained in this Agreement.

(b) Limitations. No amount shall be payable to the Seller Parties in satisfaction of claims for indemnification pursuant to Section 8.3(a)(i) unless and until the aggregate amount of all Losses of the Seller Parties arising therefrom exceeds the Threshold, at which time the Buyer shall indemnify the Seller Parties for the full amount of all such Losses from and including the first dollar of all such Losses up to an amount not to exceed the Cap; provided that the Threshold and the Cap shall not apply with respect to any Losses resulting from, arising out of or relating to breaches of Buyer Fundamental Representations, and none of such Losses shall count towards the satisfaction of the Threshold or the Cap.

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8.4 Special Rule for Fraud, Intentional Misrepresentation and Willful Misconduct. Notwithstanding anything in this ARTICLE VIII to the contrary, in the event of any breach of a representation, warranty, covenant, agreement or obligation in this Agreement or any Transaction Document by any Party that results from intentional misrepresentation or willful misconduct or constitutes fraud, by or on behalf of (x) the Seller Parties (including any intentional misrepresentation, willful misconduct or fraudulent act committed by any Affiliate, officer, director, employee or agent of the Seller Parties, any Acquired Entity in connection with the consummation of the transactions contemplated by this Agreement) or (y) the Buyer (including any intentional misrepresentation, willful misconduct or fraudulent act committed by any Affiliate, officer, director, employee or agent of the Buyer or any willful misconduct on the part of any of them in connection with the consummation of the transactions contemplated by this Agreement), then (a) such representation, warranty, covenant, agreement or obligation will survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and will continue in full force and effect for the period of the applicable statute of limitations without regard to any Survival Date, (b) the limitations set forth in this ARTICLE VIII shall not apply to any Loss that the Buyer Indemnified Parties or the Seller Parties Indemnified Parties, respectively, may suffer, sustain or become subject to, as a result of, arising out of, relating to or in connection with any such breach, and (c) none of such Losses shall be subject to or shall count towards the satisfaction of the Threshold or the Cap.

8.5 Notice and Defense of Third-Party Claims.

(a) If a Party seeks indemnification under this Article VIII with respect to any action, lawsuit, proceeding, investigation or other claim brought against it by a third party (a “Third-Party Claim”), such Party (the “Indemnified Party”) shall promptly give written notice to the other Party (the “Indemnifying Party”) after receiving written notice of such Third-Party Claim, describing the Third-Party Claim, the amount thereof (if known and quantifiable), and the basis thereof; provided that any failure to so notify or any delay in notifying the Indemnifying Party shall not relieve the Indemnifying Party of its or his obligations hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure or delay. With respect to any Third-Party Claim which, if adversely determined, would entitle the Indemnified Party to indemnification pursuant to this Article VIII, the Indemnifying Party shall be entitled, at its sole cost and expense, (i) to participate in the defense of such Third-Party Claim giving rise to the Indemnified Party’s claim for indemnification or (ii) at its option (subject to the limitations set forth below), to assume control of such defense and appoint lead counsel reasonably acceptable to the Indemnified Party; provided that, as a condition precedent to the Indemnifying Party’s right to assume control of such defense, it must first: notify the Indemnified Party in writing within ten (10) days after the Indemnified Party has given notice of the Third-Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Losses (without any limitations) the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third-Party Claim in accordance with the terms of this Agreement (including the limitations set forth in Sections 8.2(b) and 8.3(b)). Notwithstanding the foregoing, the Indemnifying Party shall not have the right to assume control of such defense if the Third-Party Claim which the Indemnifying Party seeks to assume control (I) seeks non-monetary relief, (II) involves criminal or quasi-criminal allegations, (III) involves a claim which, if adversely, determined, would be reasonably expected, in the good faith judgment of the Indemnified Party, to establish a precedent, custom or practice materially adverse to the continuing business interests or prospects of the Indemnified Party or the Acquired Entities, (IV) seeks Losses in excess of the Cap or (V) involves a claim that, in the good faith judgment of the Indemnified Party, the Indemnifying Party failed or is failing to vigorously prosecute or defend (each of the foregoing, an “Exception Claim”).

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(b) In the event that (i) the Indemnifying Party fails to elect to assume control of the defense of any Third-Party Claim in the manner set forth in Section 8.5(a) or such Third-Party Claim is or at any time becomes, an Exception Claim, the Indemnified Party may defend against, and, subject to the consent of the Indemnified Party (which shall not be unreasonably withheld or delayed), consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim.

(c) If the Indemnifying Party is controlling the defense of any Third-Party Claim in accordance with Section 8.5(a), (i) the Indemnified Party shall nonetheless have the right to participate in the defense of such Third-Party Claim giving rise to the Indemnified Party’s claim for indemnification at the Indemnifying Party’s sole cost and expense, (ii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to or cease to defend such Third-Party Claim without the prior written consent of the Indemnified Party (which consent shall not be withheld unreasonably); provided that the Indemnified Party shall have no obligation of any kind to consent to the entrance of any judgment or into any settlement unless such judgment or settlement (A) is for only money damages, the full amount of which shall be paid by the Indemnifying Party and (B) includes, as a condition thereof, an express, unconditional release of the Indemnified Party from any liability or obligation with respect to such Third-Party Claim.

(d) Irrespective of which party controls the defense of any Third-Party Claim, the other Parties will, and will cause any non-party Affiliate to, cooperate with the controlling Party in such defense and make available to the controlling Party all witnesses, pertinent records, materials and information in such non-controlling Party’s possession or under its control relating thereto as is reasonably required by the controlling Party. The Parties agree that all communications between any Party and counsel responsible for or participating in the defense of any Third-Party Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

8.6 Notice of Non-Third-Party Claims. If an Indemnified Party seeks indemnification under this ARTICLE VIII with respect to any matter which does not involve a Third-Party Claim, the Indemnified Party shall give written notice to the Indemnifying Party promptly after discovering the liability, obligation or facts giving rise to such claim for indemnification, describing the nature of the claim in reasonable detail, the amount thereof (if known and quantifiable), and the basis thereof; provided that any failure to so notify or any delay in notifying the Indemnifying Party shall not relieve the Indemnifying Party of its or his obligations hereunder. If the Indemnifying Party does not notify the Indemnified Party in writing within thirty (30) days from its receipt of the indemnity notice that the Indemnifying Party disputes such claim, the Indemnifying Party shall be deemed to have accepted and agreed to indemnify the Indemnified Party from and against the entirety of any Losses described in the indemnity notice. If the Indemnifying Party has delivered an indemnity dispute notice to the Indemnified Party, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution to such dispute. If the Indemnifying Party and the Indemnified Party cannot resolve such dispute within thirty (30) days after delivery of the indemnity dispute notice, such dispute shall be resolved by litigation in an appropriate court of competent jurisdiction in accordance with Sections 11.7 and 11.8.

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8.7 Manner of Payment.

(a) Any indemnification payment pursuant to this ARTICLE VIII shall be effected by wire transfer of immediately available funds to an account designated by the Seller Parties or the Buyer, as the case may be, within five (5) Business Days after the determination of the amount thereof, whether pursuant to a final judgment, settlement or agreement among the Parties.

(b) Any such indemnification payments shall include interest at the lesser of (i) ten percent (10%) per annum and (ii) the maximum rate per annum permitted by applicable usury Laws, from the date any such Loss is suffered or sustained to the date of payment thereof. Interest on such unpaid amount shall be compounded monthly, computed on the basis of a 365-day year and shall be payable on demand. All indemnification payments to or for the benefit of the Buyer Indemnified Parties under this ARTICLE VIII shall be deemed adjustments to the Purchase Price for Tax purposes.

8.8 Determination of Loss Amount.

(a) The amount of Losses subject to indemnification pursuant to Section 8.2(a), shall be reduced by (i) any insurance proceeds previously received by the Acquired Entities with respect to such Losses (net of any deductible or co-payment, the Buyer’s reasonable estimate of any increase in insurance premiums attributable to such recovery and all out of pocket costs related to such recovery) from any insurance carrier pursuant to any insurance coverage in place as of the date of this Agreement and (ii) the amount of any Tax benefit recognized by the Acquired Entities, Buyer or any of Buyer’s Affiliates in, or prior to, or within the first two (2) Tax years following the Tax year in which the indemnification payment related to such Losses is first required to be made (but, for the avoidance of doubt, future Tax benefit shall not delay any indemnification payment). For purposes of this Section 8.8(a), Buyer or any of Buyer’s Affiliates shall be deemed to recognize a Tax benefit in a Tax year related to Losses to the extent that (A) their actual Tax liability for such Tax year determined without taking such Losses and all Tax consequences of the related indemnification payment into account is greater than (B) their actual Tax liability for such Tax year. If any insurance proceeds are subsequently recovered by the Acquired Entities from an insurance carrier after payment has been made by the Seller Parties to the Buyer Indemnified Parties in accordance with this ARTICLE VIII with respect to the Losses to which such insurance recoveries relate, then the Buyer shall promptly cause the Acquired Entities to remit to the Seller Parties such insurance recoveries (net of any deductible or co-payment, Buyer’s reasonable estimate of any increase in insurance premiums attributable to such recovery and all out of pocket costs related to such recovery); provided that in no event shall the Buyer have any obligation hereunder to cause the Acquired Entities to remit to the Seller Parties any portion of such insurance recoveries in excess of the indemnification payment or payments actually received from the Seller Parties with respect to such Losses.

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(b) To the extent that any Seller Party has an indemnification obligation pursuant to this ARTICLE VIII which is not paid within five (5) Business Days pursuant to the terms of Section 8.7(a), any of the Buyer Indemnified Parties may, in its sole discretion, elect to set off the amount of such indemnification against any or all amounts then due and unpaid to the Seller Parties by any of the Buyer Indemnified Parties within the time period allowed for payment to the Seller Parties. For clarity, the right of setoff provided for above is only security for the Seller Parties’ indemnification obligations hereunder and such indemnification obligations are not in any way limited to such security. If at any time the Buyer Indemnified Parties elect to set off pursuant to the terms above, the Buyer Indemnified Parties shall provide the Seller Parties with written notice of such election.

(c) To the extent that Buyer has an indemnification obligation pursuant to this ARTICLE VIII which is not paid within five (5) Business Days pursuant to the terms of Section 8.7(a), the Seller Parties may set off the amount of such indemnification against any amounts then due and unpaid to any of the Buyer Indemnified Parties by the Seller Parties within the time period allowed for payment to such Buyer Indemnified Party.

(d) In the event that the Closing occurs, the Seller Parties will not seek, nor will the Seller Parties be entitled to, reimbursement or contribution from, subrogation to, or indemnification by the Acquired Entities, under their organizational documents, this Agreement, applicable corporate Laws or otherwise, in respect of any amounts due from the Seller Parties to any Buyer Indemnified Party under this ARTICLE VIII or otherwise in connection with this Agreement.

(e) The right to indemnification and the payment of Losses of any Buyer Indemnified Party pursuant to this ARTICLE VIII, or the availability of any other remedies contemplated hereby or otherwise available to the Buyer Indemnified Parties at law or in equity, based upon any representation, warranty, covenant, agreement or obligation of the Seller Parties contained in or made pursuant to this Agreement will not be affected by any investigation made by or on behalf of any Buyer Indemnified Party or its Affiliates, or the knowledge of any such Buyer Indemnified Party’s (or its Affiliates’) officers, directors, stockholders, managers, members, partners, employees or agents, with respect to the accuracy or inaccuracy of, or compliance or non-compliance with, any such representation, warranty, covenant, agreement or obligation at any time prior to or following the Party’s entrance into this Agreement.

(f) In no event shall any Indemnifying Party be liable to any Indemnified Party for punitive damages, except to the extent that the Indemnified Party must pay punitive damages to a third party.

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8.9 Exclusive Remedy. The Parties hereby agree that, from and after the Closing Date, the indemnification provisions set forth in this ARTICLE VIII are the exclusive provisions in this Agreement with respect to the liability of the Seller Parties or the Buyer for the breach, inaccuracy or nonfulfillment of any representation or warranty or any pre-Closing covenants, agreements or other pre-Closing obligations contained in this Agreement and the sole remedy of the Buyer Indemnified Parties and the Seller Parties Indemnified Parties for any claims for breach of representation or warranty or pre-Closing covenants, agreements or other pre-Closing obligations arising out of this Agreement or any law or legal theory applicable thereto; provided that nothing herein shall preclude any party from (a) seeking any remedy based upon fraud, intentional misrepresentation or willful or criminal misconduct by any other Party (including, without limitation, any fraud, intentional misrepresentation or willful or criminal misconduct committed by any officer, director, employee or agent of the Seller Parties, any Acquired Entity in connection with the consummation of the transactions contemplated by this Agreement) or (b) enforcing its right to specific performance of post-Closing covenants, agreements or other post-Closing obligations pursuant to Section 11.12.

ARTICLE IX
TERMINATION

9.1 Termination. Without prejudice to other remedies which may be available to the Parties pursuant to this Agreement, this Agreement may only be terminated and the transactions contemplated hereby may only be abandoned as follows:

(a) Mutual Consent. At any time prior to the Closing (whether prior to or after the receipt of the Meridian Shareholder Consent) by mutual written consent of the Buyer and the Seller Parties.

(b) Breach of Representations, Warranties, Covenants or Agreements.

(i) At any time prior to the Closing (whether prior to or after the receipt of the Meridian Shareholder Consent) by the Buyer upon delivery of written notice to the Seller Parties, if there has been a material breach of any representation, warranty, covenant or agreement made by the Seller Parties in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 7.1 and (ii) (x) cannot be cured by the End Date or (y) if capable of being cured, shall not have been cured by the earlier of (1) thirty (30) calendar days following receipt of written notice from the Buyer of such breach or (2) the date that is three (3) calendar days prior to the End Date; provided that, for purposes of this Section 9.1(b) and notwithstanding anything herein to the contrary, any Disclosure Schedule Supplement shall be disregarded and shall not be deemed to cure any such breach.

(ii) At any time prior to the Closing (whether prior to or after the receipt of the Meridian Shareholder Consent) by the Seller Parties upon delivery of written notice to the Buyer, if there has been a material breach of any representation, warranty, covenant or agreement made by the Buyer in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 7.2 and (ii)(x) cannot be cured prior to the End Date or (y) if capable of being cured, shall not have been cured by the earlier of (1) thirty (30) calendar days following receipt of written notice from the Seller Parties of such breach or (2) the date that is three (3) calendar days prior to the End Date (and for the avoidance of doubt, the Buyer’s failure to obtain the Debt Financing shall not constitute such a material breach of Buyer);

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(c) End Date. By either the Buyer or the Seller Parties upon delivery of written notice to the other if the Closing has not occurred on or before 5:00 p.m., Eastern time, on April 30, 2018 (the “End Date”); provided that neither the Buyer nor the Seller Parties will be entitled to terminate this Agreement pursuant to this Section 9.1(c) if such Person’s (or, in the case of the Seller Parties, any Seller Party’s) material breach of, or material failure to fulfill any obligation under, this Agreement has been the principal cause of, or primarily resulted in, the failure of the Closing to occur on or prior to such time on the End Date (and for the avoidance of doubt, the Buyer’s failure to obtain the Debt Financing shall not constitute such a material breach or material failure of Buyer).

(d) Orders; Laws. At any time prior to the Closing (whether prior to or after the receipt of the Meridian Shareholder Consent) by either the Buyer or the Seller Parties upon delivery of written notice to the other if any Governmental Entity shall have issued or entered any judgment, Order or decree, enacted any Law or taken any other action which, in any such case, (i) permanently restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated by this Agreement or (ii) has had or would reasonably be expected to have a Material Adverse Effect; provided, that neither the Buyer nor the Seller Parties will be entitled to terminate this Agreement pursuant to this Section 9.1(d) if (x) the issuance or entry of such judgment, Order or decree is the principal result of such Person’s (or, in the case of the Seller Parties, any Seller Party’s), material breach of, or material failure to fulfill any obligation under, this Agreement.

(e) Material Adverse Effect. At any time prior to the Closing (whether prior to or after the receipt of the Meridian Shareholder Consent) by the Buyer upon delivery of written notice to the Seller Parties if there shall have occurred a Material Adverse Effect.

(f) Failure to Obtain Shareholder Consent. By (i) the Buyer at any time prior to the Closing if the Meridian Shareholder Consent and the Seller Shareholder Consent shall not have been delivered to the Buyer and the Seller Parties by 12:00 p.m. Eastern Time on the third Business Day immediately following the date of this Agreement, or (ii) either the Buyer or the Seller Parties at any time prior to the Closing, if the Seller Parties fail to obtain the Meridian Shareholder Approval at the Meridian Shareholder Meeting (or an adjournment or postponement thereof in accordance with Section 6.9(b)) at which a vote is taken on the sale of the Membership Interests pursuant to this Agreement.

(g) Meridian Board Recommendation Change. By the Buyer at any time prior to the delivery of the Meridian Shareholder Approval to the Buyer, if at any time the Meridian Board (or a committee thereof) has effected the Meridian Board Recommendation Change.

(h) Receipt of Superior Proposal. By the Seller Parties, at any time prior to receiving the Meridian Shareholder Approval if (i) the Seller Parties have received a Superior Proposal not resulting from a breach of Section 5.5 of this Agreement, (ii) the Meridian Board (or a committee thereof) has authorized the Seller Parties to enter into an Alternative Acquisition Agreement to consummate Acquisition Transaction contemplated by the Superior Proposal; and (iii) the Seller Parties have complied with Section 5.5 with respect to such Superior Proposal and prior to, or concurrently with, such termination and entry into such Alternative Acquisition Agreement, and paid the Seller Parties Termination Fee set forth in Section 9.3.

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(i) Due Diligence. By the Buyer, at any time prior to the 21st day from the date hereof, if the Buyer shall have discovered any matter, condition, or circumstance with respect to the Acquired Entities or the Business during its due diligence investigation that has a material effect, in the Buyer’s sole discretion, on the Buyer’s willingness to proceed with the transactions contemplated herein and in the other Transaction Documents under the terms and conditions set forth herein or therein.

9.2 Effect of Termination. Subject to the provisions of this Section 9.2, the rights of termination set forth above are in addition to any other rights a terminating Party may have under this Agreement, and the exercise of a right of termination will not be an election of remedies. Notwithstanding the foregoing sentence, in the event of any termination of this Agreement by either the Buyer or the Seller Parties as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party or any of its or their Affiliates to any other Person by virtue of, arising out of or otherwise in connection with this Agreement except that (i) nothing in this Agreement will relieve any party from any liability with respect to any material or willful breach of this Agreement prior to or in connection with such termination or for fraud and (ii) Section 6.4(a)-(b) (Confidentiality), Section 6.5 (Confidentiality of the Terms of the Transaction, Etc.) and ARTICLE XI (Miscellaneous) and any pre-termination breaches of such provisions shall survive any termination of this Agreement and each party shall be entitled to all remedies available at law or in equity in connection with any past or future breach of any such provision.

9.3 Seller Parties Termination Fee.

(a) If (i) this Agreement is terminated pursuant to Section 9.1(b)(i), (ii) following the execution and delivery of this Agreement and prior to the termination of this Agreement pursuant to Section 9.1(b)(i), an Acquisition Proposal for an Acquisition Transaction has been publicly announced or disclosed and not publicly withdrawn or otherwise publicly abandoned; and (iii) within twelve (12) months following the termination of this Agreement pursuant to 9.1(b)(i), either Seller Party or its applicable Affiliate enters into a definitive agreement with respect to such Acquisition Transaction, and such Acquisition Transaction is subsequently consummated, then the Seller Parties will promptly (and in any event within two Business Days) following consummation of such Acquisition Transaction pay to the Buyer an amount equal to $3,500,000 (the “Seller Parties Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by the Buyer. For purposes of this Section 9.3, all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(b) If this Agreement is terminated pursuant to Section 9.1(g) or Section 9.1(h), then the Seller Parties must pay to the Buyer the Seller Parties Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by the Buyer (i) in the case of 9.1(g) within two (2) Business Days following such termination and (B) in the case of Section 9.1(h), on the date of such termination and as a condition to the effectiveness of such termination.

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(c) If this Agreement is terminated pursuant to Section 9.1(f), then the Seller Parties must pay to the Buyer an amount equal to $1,000,000 by wire transfer of immediately available funds to an account or accounts designated in writing by the Buyer. Such payment shall be made in four equal installments of $250,000 each, on or before the 60th day, 120th day, 180th day and 240th day anniversaries from the date of such termination. Notwithstanding the foregoing, in the event that within twelve (12) months following the termination of this Agreement pursuant to Section 9.1(f) either Seller Party or its applicable Affiliate enters into a definitive agreement with respect to an Acquisition Transaction, and such Acquisition Transaction is subsequently consummated, then the Seller Parties will promptly (and in any event within two Business Days) following consummation of such Acquisition Transaction pay to the Buyer an amount equal to $2,500,000 by wire transfer of immediately available funds to an account or accounts designated in writing by the Buyer; which sum shall be, for the avoidance of doubt, in addition to and not in lieu of, the amounts payable by the Seller Parties pursuant to the first sentence of this Section 9.3(c).

(d) In the event this Agreement is terminated pursuant to Section 9.1(b)(i), Section 9.1(g) or Section 9.1(h), then the Seller Parties shall, following receipt of an invoice therefor, no later than two (2) Business Days after the date of such termination, pay, or cause to be paid, at the direction of the Buyer, the Buyer’s and its affiliates’ reasonable and documented out-of-pocket fees and expenses (including legal fees and expenses) incurred by the Buyer and its affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement (the “Buyer Expenses”).

(e) In the event this Agreement is terminated pursuant to Section 9.1(f), then the Seller Parties shall, following receipt of an invoice therefor, no later than fourteen (14) days after the date of such termination, pay, or cause to be paid, at the direction of the Buyer, the Buyer Expenses.

(f) Single Payment Only. The Parties acknowledge and agree that in no event will the Seller Parties be required to pay the Seller Parties Termination Fee or the Buyer Expenses on more than one occasion, whether or not the Seller Parties Termination Fee or Buyer Expenses may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(g) Payments; Default. The Parties acknowledge that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Seller Parties fail to promptly pay any amount due pursuant to Section 9.3 and, in order to obtain such payment, the Buyer commences an Action that results in a judgment against the Seller Parties for the amount set forth in Section 9.3 or any portion thereof the Seller Parties will pay to the Buyer its out-of-pocket costs and expenses (including reasonable attorneys’ fees) in connection with such Action, together with interest on such amount or portion thereof at the annual rate of four percent (4%) plus the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law, and the term “Seller Parties Termination Fee” shall be increased to include any such additional amounts owed pursuant to this Section 9.3(f).

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ARTICLE X
DEFINITIONS

10.1 Interpretation. Where specific language is used to clarify by example a general statement contained herein (such as by using the word “including”), such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The words “include” and “including,” and other words of similar import when used herein shall not be deemed to be terms of limitation but rather shall be deemed to be followed in each case by the words “without limitation.” The word “if’ and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if.” The words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Article, Section or other subdivision of this Agreement. Any reference herein to “dollars” or “$” shall mean United States dollars. The words “as of the date of this Agreement” and words of similar import shall be deemed in each case to refer to the date this Agreement was first signed. The term “or” shall be deemed to mean “and/or.” Any reference to any particular Code section or any other Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified and any reference herein to a Governmental Entity shall be deemed to include reference to any successor thereto. The phrases “delivered”, “provided” or “made available” (or variants thereof) shall mean that the information referred to has been physically or electronically delivered to the relevant parties, including information posted to the electronic data site hosted by Dropbox, Cobox, or Sharefile established by the Seller Parties for the purpose of providing due diligence materials and information to Buyer (and its agents, employees, and advisors). For the avoidance of doubt, information shall not be deemed “delivered”, “provided” or “made available” (or variants thereof) solely by fact of being publicly available.

10.2 Certain Definitions.

“Acceptable Confidentiality Agreement” means an agreement with either Seller Parties or any Acquired Entity that is either (i) in effect as of the execution and delivery of this Agreement; or (ii) executed, delivered and effective after the execution and delivery of this Agreement, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and Representatives named therein) that receive non-public information of or with respect to the Seller Parties or the Acquired Entities to keep such information confidential and use such information only in connection with the evaluation of a negotiated transaction; provided that the provisions thereof are no less restrictive in the aggregate to such counterparty (and any of its Affiliates and Representatives named therein) than the terms of the Confidentiality Agreement.

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“Acquired Entities” or “Acquired Entity” means the Acquired Parent Entities and the Acquired Subsidiary Entities or any of the foregoing.

“Acquisition Proposal” means any offer or proposal (other than an offer or proposal by the Buyer or its Affiliates) to engage in, or otherwise that would reasonably be expected to lead to, an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement and the Transaction Documents) involving:

(i) any direct or indirect purchase or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons, whether from the Seller Parties, the Acquired Entities or any other Person(s), of securities representing more than 20% of the total outstanding, direct or indirect, voting power of either Seller Entity or the Acquired Parent Entities after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or “group” of Persons that, if consummated in accordance with its terms, would result in such Person or “group” of Persons beneficially owning more than 20% of the total outstanding, direct or indirect, voting power of either Seller Party or the Acquired Parent Entities after giving effect to the consummation of such tender or exchange offer;

(ii) any direct or indirect purchase or other acquisition by any Person or “group” of Persons of assets (including equity securities of any of the Seller Entities’ or the Acquired Entities) constituting or accounting for more than 20% of the consolidated assets, revenue or net income of either Seller Party and its Subsidiaries taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition);

(iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution, winding up of either Seller Party or the Acquired Parent Entities or other transaction involving either Seller Party or the Acquired Parent Entities pursuant to which any Person or “group” of Persons would hold securities representing more than 20% of the total outstanding, direct or indirect, voting power of either Seller Party or the Acquired Parent Entities outstanding after giving effect to the consummation of such transaction; or

(iv) any combination of the foregoing.

“Action” means any action, arbitration, charge, claim, complaint, demand, dispute, governmental audit, grievance, hearing, inquiry, investigation, litigations, proceeding, qui tam action, suit (whether civil, criminal, administrative, judicial, or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Entity or arbitrator, whether at law or in equity.

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“Acquired Entities Transaction Expenses” means (a) all fees, costs and expenses (including, without limitation, fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses) incurred by the Acquired Entities or either Seller Party (to the extent that any Acquired Entity is responsible for the payment thereof) in connection with the negotiation and execution of this Agreement and the Transaction Documents, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby (including, without limitation, any such amounts required to be paid to any third party in connection with obtaining any consent, waiver or approval required to be obtained in connection with the consummation of the transactions contemplated hereby or thereby); and (b) all amounts (plus any associated withholding taxes or any Taxes required to be paid by the Acquired Entities) payable by any Acquired Entity, whether immediately or in the future, under any “change of control,” retention, incentive, termination, compensation, severance or other similar arrangements as a result of the consummation of the transactions contemplated hereby (including, without limitation, any such amounts payable to any employee, director or consultant (as applicable) of the Acquired Entities at the election of such employee, director or consultant (as applicable) pursuant to any such arrangements), in the case of each of clauses (a) and (b), to the extent unpaid prior to the Closing Date.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, (including, but not limited to, all directors and officers of such Person) controlled by, or under direct or indirect common control with, such Person. For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Affiliated Group” means an affiliated group of corporations as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax Law) of which an Acquired Entity is or has been a member.

“Agent” has the meaning set forth in the Debt Term Sheet.

“Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and each other plan, policy, program practice, agreement, understanding or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof) of the Acquired Entities or any ERISA Affiliate, which is or has been maintained, sponsored or contributed to by the Acquired Entities or any ERISA Affiliate, or under which the Acquired Entities or any ERISA Affiliate has or may have any obligation or liability, whether actual or contingent, including, without limitation, all incentive, bonus, employment, consulting, deferred compensation, severance, change in control, retirement, vacation, holiday, fringe benefit, cafeteria, medical, disability, stock purchase, sick leave, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements.

“Business” means providing non-hazardous solid waste collection, transfer and disposal services within Missouri and Virginia of the type currently conducted by the Acquired Entities, and does not include (a) medical waste disposal, collection or handling and/or (b) any line of business of Meridian or its Subsidiaries not being purchased hereunder or that Meridian has publicly announced it intends to conduct in the future.

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“Business Day” means each day of the week except Saturdays, Sundays and days on which banking institutions are authorized by applicable Law to close in the State of Delaware.

“Cash Consideration” means (i) $3,000,000 minus (ii) the amount of the Acquired Entities Transaction Expenses (to the extent not paid prior to the Closing Date) minus (iii) the Warrant Consideration.

“Closing Date Payments” means (a) the payment in full, in cash, of the aggregate Cash Consideration, the Warrant Consideration and any other amounts required to be paid by the Buyer under ARTICLE I on the Closing Date and (b) the payment of all costs, fees and expenses payable by the Buyer in connection therewith.

“Code” means the Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated and rulings issued thereunder.

“Confidential Information” means all information (whether or not specifically identified as confidential), in any form or medium, that is disclosed to, or developed or learned by, the Acquired Entities or a Seller Party as an owner, directly or indirectly, of the Membership Interests, as the case may be, in the performance of duties for, or on behalf of, any Acquired Entities Person or that relates to the business, products, services or research of any Acquired Entities Person or any of their investors, partners, affiliates, strategic alliance participants, officers, directors, employees or shareholders or their respective Affiliates, including, without limitation: (a) internal business information of any Acquired Entities Person (including, without limitation, information relating to strategic plans and practices, business, accounting, financial or marketing plans, practices or programs, training practices and programs, salaries, bonuses, incentive plans and other compensation and benefits information and accounting and business methods); (b) identities of, individual requirements of, specific contractual arrangements with, and information about, any Acquired Entities Person, its Affiliates, their respective customers and their respective confidential information; (c) any confidential or proprietary information of any third party that any Acquired Entity has a duty to maintain confidentiality of, or use only for certain limited purposes; (d) industry research compiled by, or on behalf of any Acquired Entities Person, including, without limitation, identities of potential target companies, management teams, and transaction sources identified by, or on behalf of, any Acquired Entities Person; (e) compilations of data and analyses, processes, methods, track and performance records, data and data bases relating thereto; (f) information related to the Entities’ Business IP and updates of any of the foregoing; or (g) information obtained in connection with Section 8.5 during the prosecution or defense of any Third-Party Claim; provided that “Confidential Information” shall not include any information that the Seller Parties can demonstrate has become generally known to and widely available for use within the industry other than as a result of the acts or omissions of the Seller Parties or a Person that the Seller Parties have direct control over.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of July 18, 2017, by and between Meridian and Warren Equity Partners, LLC.

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“Contract” means any agreement, contract, instrument, commitment, lease, guaranty, indenture, license, or other arrangement or understanding (and all amendments, side letters, modifications and supplements thereto) between parties or by one party in favor of another party, whether written or oral.

“Debt Financing” means debt financing obtained by the Buyer in an amount, which, together with the equity to be contributed by the Buyer at the Closing, is sufficient to make the Closing Date Payments and consummate the transactions contemplated hereby, which financing shall be provided in accordance with the Debt Financing Terms.

“Environmental Law” means any and all international, federal, state, local or foreign Laws, statutes, ordinances, regulations, treaties, policies, guidance, rules, judgments, Orders, writs, court decisions or rule of common law, stipulations, injunctions, consent decrees, permits, restrictions and licenses, which (a) regulate or relate to the protection or remediation or cleanup of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, surface and groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of persons or property, including without limitation protection of the health and safety of employees; or (b) impose liability or responsibility with respect to any of the foregoing, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other law of similar effect, in effect at any time.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means any entity (whether or not incorporated) other than the Acquired Entities that is required to be treated along with the Acquired Entities as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any similar federal Law then in force.

“Final and Binding” means, with respect to any calculation or determination, that such calculation or determination shall have the same preclusive effect for all purposes as if such calculation or determination had been embodied in a final judgment, no longer subject to appeal, entered by a court of competent jurisdiction.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Entity” means any (a) province, region, state, county, city, town, village, district or other jurisdiction; (b) federal, provincial, regional, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, bureau, commission, department, instrumentality, office, political subdivision or other entity and any court or other tribunal); (d) multinational organization; (e) body exercising, or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or Taxing Authority or power of any nature; or (f) official of any of the foregoing.

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“GSSLG Credit Facility” means that certain Amended and Restated Credit and Guaranty Agreement dated as of February 15, 2017, as amended, among Here To Serve – Missouri Waste Division, LLC, Here To Serve – Georgia Waste Division, LLC, Meridian Waste Operations, Inc., Meridian Land Company, LLC, Christian Disposal, LLC, FWCD, LLC, The CFS Group, LLC, The CFS Group Disposal & Recycling Services, LLC, RWG5, LLC, Meridian Waste Missouri, LLC, Meridian Innovations, LLC, Meridian Waste Solutions, Inc., Goldman Sachs Specialty Lending Group, L.P. and lenders named therein.

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including without limitation, any quantity of asbestos in any form, urea formaldehyde, PCBs, toxic lead, mold, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“Indebtedness” means, at any specified time, any of the following indebtedness of any Person (whether or not contingent and including, without limitation, any and all principal, accrued and unpaid interest, prepayment premiums or penalties, related expenses, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and other amounts which would be payable in connection therewith): (a) any obligations of such Person for borrowed money or in respect of loans or advances (whether or not evidenced by bonds, debentures, notes, or other similar instruments or debt securities); (b) any obligations of such Person as lessee under any lease or similar arrangement required to be recorded as a capital lease in accordance with GAAP; (c) all liabilities of such Person under or in connection with letters of credit or bankers’ acceptances, performance bonds, sureties or similar obligations; (d) any obligations of such Person to pay the deferred purchase price of property, goods or services; (e) all liabilities of such Person arising from cash/book overdrafts; (f) all liabilities of such Person under conditional sale or other title retention agreements; (g) all obligations of such Person with respect to vendor advances or any other advances made to such Person; (h) all liabilities of such Person arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (i) any liability or obligation of others guaranteed by, or secured by any Lien on the assets of, such Person; (j) the employer portion of any payroll Taxes matched to any compensatory payment contemplated by the Transaction Documents and (k) with respect to any Acquired Entity, the net amount of any obligation or liability of any Acquired Entity to any Seller Party or Affiliate of any Seller Party; provided that with respect to the Acquired Entities, Indebtedness shall not include (i) any payables or loans of any kind or nature solely among any Acquired Entities and/or any of their wholly-owned Subsidiaries or (ii) any guarantees or undrawn letters of credit, performance bonds, sureties or similar obligations issued by any Acquired Entity to customers of the Business in the ordinary course of business securing solely performance obligations of Acquired Entities and/or any of their wholly-owned Subsidiaries, and in each case, as to which no claim thereunder has been made or could reasonably be made as of the date hereof or as of the Closing Date.

“Indebtedness Amount” means the aggregate amount of all Indebtedness of the Acquired Entities outstanding as of immediately prior to the Closing as set forth on Schedules 1.3(b)(iv) and 1.3(b)(v) hereto, which such Schedules shall be updated by the Seller Parties prior to the Closing in connection with the delivery of the Closing Payment Certificate.

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“Intellectual Property” means and all intellectual property, industrial property, or proprietary rights arising in any jurisdiction throughout the world, including: (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, divisions, revisions, extensions, and reexaminations thereof; (ii) all trademarks, service marks, trade dress, logos, trade names, corporate names, and domain names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith; (iii) all works of authorship (whether copyrightable or not), all copyrights (registered and unregistered), and all applications, registrations and renewals in connection therewith; (iv) all trade secrets and confidential information (including ideas, research and development, know-how, formulas, compositions, devices, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); (v) internet domain names and social media account or user names (including “handles”), all associated web addresses, URLs, websites and web pages, social media sites and pages, and all content and data thereon or relating thereto; (vi) all computer software and code, whether in source code, object code, or executable code format, including systems software, application software (including mobile apps), application programming interfaces, firmware, middleware, programming tools, scripts, routines, interfaces, libraries and databases, protocols, and all related specifications and documentation, including developer notes, comments and annotations, user manuals and training materials relating to any of the foregoing; (vii) all other intellectual or industrial property proprietary rights; and (viii) all copies and tangible embodiments thereof (in whatever form or medium).

“Knowledge” means with respect to any Person the actual knowledge after reasonable inquiry of any director, governing body member or executive officer of such Person; provided that, in the case of the Seller Parties, “Knowledge” means the actual knowledge after reasonable inquiry of Jeffrey S. Cosman, Wally Hall or Christopher C. Diaz.

“Law” means (a) any requirement arising under any constitution, law, statute, code, treaty, decree, rule, ordinance or regulation or any determination or direction of any arbitrator or any Governmental Entity, including common law and any Environmental Law and also including any of the foregoing that relate to data use, privacy or protection, and (b) any Permit held by a Person or its subsidiaries or that otherwise relates to the business of, or to any assets owned or used by, such Person or its subsidiaries.

“Lenders” has the meaning set forth in the Debt Term Sheet.

“Liability” means any liability, debt, obligation, deficiency, interest, Tax, penalty, fine, claim, demand, judgment, cause of action or other Loss (including, without limitation, loss of benefit or relief), cost or expense of any kind or nature whatsoever, whether asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due and regardless of when asserted.

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“Lien” means any security interest, pledge, bailment (in the nature of a pledge or for purposes of security), mortgage, deed of trust, the grant of a power to confess judgment, conditional sales and title retention agreement (including any lease in the nature thereof), charge, encumbrance or other similar arrangement or interest in real or personal property.

“Losses” means any and all losses, liabilities, actions, causes of action, costs, damages or expenses, whether or not arising from or in connection with any Third-Party Claims (including, without limitation, interest, penalties, reasonable attorneys’, consultants’ and experts’ fees and expenses and all amounts paid in investigation, defense or settlement of any of the foregoing).

“Material Adverse Effect” means any change, event, occurrence or circumstance that, individually or in the aggregate with all other changes, events occurrences and circumstances, results in, or would reasonably be expected to result in, a material adverse effect on the business, results of operations, condition (financial or otherwise), prospects, assets, or Liabilities of Acquired Entities, taken as a whole, or on the ability of the Seller Parties to perform their respective obligations hereunder or to consummate the transactions contemplated hereby, except to the extent resulting from (a) changes in general local, domestic, foreign, or international economic conditions, (b) changes affecting generally the industry in which the Acquired Entities operate, (c) acts of war, sabotage or terrorism, military actions or the escalation thereof, (d) any changes in applicable Law or accounting rules or principles, including changes in GAAP, (e) any other action required by this Agreement, (f) the announcement or pendency of the transactions contemplated by this Agreement or (g) any change resulting from compliance by Seller Parties with the terms, or the taking of any action contemplated or permitted by the terms of this Agreement or any Transaction Document, provided that such change, event, occurrence or circumstance does not affect the Acquired Entities, taken as a whole, in a substantially disproportionate manner.

“Meridian Board” means the Board of Directors of Meridian.

“Meridian Shareholder Consent” means a written consent of the holders representing the voting power constituting the Meridian Shareholder Approval, duly executed and delivered by all such record holders, resolving to approve the sale of the Membership Interests pursuant to this Agreement and substantially in the form attached hereto as Exhibit E.

“Meridian Shareholders” means the holders of shares of capital stock of Meridian.

“Multiemployer Plan” has the meaning set forth in Section 3(37) of ERISA.

“NASDAQ” means the NASDAQ Capital Market and any successor stock exchange or inter-dealer quotation system operated by the Nasdaq Stock Market, LLC or any successor thereto.

“Order” means any order, injunction, judgment, decree, ruling, assessment, or arbitration award of any Governmental Entity or arbitrator.

“Permit” means any approval, consent, ratification, registration, waiver, authorization, license, permit, certificate or clearance issued, granted, given, or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Law.

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“Permitted Lien” means (a) any restriction on transfer arising under applicable securities law; (b) any Liens for Taxes, assessments or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves by the applicable Acquired Entity have been established in accordance with GAAP; (c) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business that are not yet due and payable and which are not, individually or in the aggregate, material to the business, operations and financial condition of the Acquired Entities Properties so encumbered or the Acquired Entities, taken as a whole; (d) zoning, entitlement, building and other land use regulations imposed by any Governmental Entity having jurisdiction over any Acquired Entities Property which are not violated by the current use and operation of such Acquired Entities Property; and (e) those Liens set forth on Schedule 10.2.

“Person” means an individual, a partnership, a corporation, an association, a limited liability company a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity.

“Personal Information” means any information that relates to an identified or identifiable individual, including, name, address, telephone number, email address, username and password, photograph, government-issued identifier, persistent device identifier, or any other data used or intended to be used to precisely identify an individual.

“Pre-Closing Tax Period” means any Tax period or portion thereof ending on or prior to the Closing Date, including the portion of any Straddle Period through the Closing Date.

“Registered IP” means all Intellectual Property in which the Acquired Entities have an ownership interest that is the subject of any application, certificate, filing, registration or other document issued by, filed with, or recorded by, any Governmental Entity, including any domain names.

“Related Party” means (a) any officer, director, employee, shareholder or Affiliate of any of the Acquired Entities (Affiliates include the Seller Parties and their respective officers, directors and employees); (b) any individual related by blood, marriage or adoption to any such Person in clause (a); (c) any entity in which any Acquired Entity or any such Person in clause (a) owns any beneficial interest other than an entity registered with the SEC pursuant to Section 12 or 15(d) of the Exchange Act in which such Person owns less than one percent (1%) of the voting equity securities or (d) Jeffrey S. Cosman and any individual related to him by blood, marriage or adoption, but in all cases excluding Goldman Sachs & Co. and its Affiliates.

“Securities Act” means the Security Act of 1933 as amended from time to time, and the rules promulgated thereunder.

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“Subsidiary” of any Person means (i) a corporation more than 50% of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, is the managing member (or has the right to appoint a majority of the manager(s) of such company) and has the power to direct the policies, management and affairs of such company; or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership and the power to direct the policies, management and affairs thereof.

“Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition Transaction on terms that the Meridian Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) taking into account all relevant legal, financial and regulatory aspects of such Acquisition Proposal and the likelihood of the consummation of such Acquisition Transaction would be more favorable, from a financial point of view, to the Meridian Shareholders (in their capacity as such) than the transactions contemplated by this Agreement (taking into account any revisions to this Agreement made or proposed in writing by the Buyer pursuant to Section 5.5(d) prior to the time of such determination). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

“Tax” means (i) any and all U.S. federal, state, local and non-U.S. taxes, assessments, levies, tariffs, duties or other charges or impositions in the nature of a tax together with any and all interest, penalties, additions to tax and additional amounts, whether disputed or not, imposed with respect thereto imposed by any Taxing Authority, including (but not limited to) net income, estimated income, gross income, gross receipts, profits, business, license, occupation, franchise, capital stock, property (real, tangible or intangible), sales, use, ad valorem, transfer, value added, built-in gain, registration, escheat, unclaimed property, employment or unemployment, social security, health, payroll, disability, severance, alternative or add-on minimum, customs, excise, stamp, environmental, windfall profit, commercial rent or withholding taxes, (ii) any liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Tax period, and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person, as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person, or by contract or operation of Law.

“Tax Proceeding” means any audit, examination, investigation, assessment, claim or litigation by a Taxing Authority.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, filed or required to be filed in connection with the determination, assessment or collection of Taxes or the administration of any Laws, regulations or administrative requirements relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

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“Taxing Authority” means any Governmental Entity having jurisdiction with respect to any Tax.

“Transaction Documents” means this Agreement, the Meridian Warrant, and the Contracts and other documents contemplated to be delivered or executed by the Parties or their respective Affiliates in connection herewith.

10.3  Additional Definitions.

Term	Section
Acquired Entities Person	6.4 (a)
Acquired Entities Group	6.4 (a)
Acquired Entities Property	3.9 (b)
Acquired Entities Properties	3.9 (b)
Acquired Parent Entities	Preamble
Acquired Parent Entity	Preamble
Acquired Subsidiary Equity Interests	3.3 (d)
Acquired Subsidiary Entity	3.3 (a)
Acquisition Proposal	5.5 (a)
Advisor	2.3 (b)
Agreement	Preamble
Allocation	6.2 (k)
Alternative Acquisition Agreement	5.5 (b)
Assignment	1.3 (b)(i)
Assumed Obligations	1.3 (b)(iv)
Business Client	6.4 (c)
Business IP	3.8 (b)
Buyer	Preamble
Buyer Assignee	11.3
Buyer Disclosure Schedules	Article IV
Buyer Fundamental Representations	8.1 (c)
Buyer Expenses	9.3 (c)
Buyer Indemnified Parties	8.2 (a)
Buyer Taxes	6.2 (f)
Cap	8.2 (b)
Closing	1.3 (a)
Closing Date	1.3 (a)
Closing Date Satisfied Obligations	1.3 (a)(v)
Closing Payment Certificate	1.1 (a)
COBRA Coverage	6.10
Cosman	Preamble
Current D&O Policy	6.3 (b)
Debt Financing Terms	5.8
Debt Term Sheet	5.8
DOL DFVCP	7.1
D&O Tail Policy	6.3 (b)
Disclosure Schedule Supplement	Article II

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Term	Section
Disclosure Schedules	Article II
End Date	9.1 (c)
Employment Agreement Amendments	Recitals
Enforceability Exceptions	2.2
Environmental Reports	5.2
Exception Claim	8.5 (a)
Financial Statements	3.4 (a)
Financing Information	5.7
Garden	1.3 (b)(xvi)
Hall Employment Agreement	1.3 (b)(x)
Indemnified Party	8.5 (a)
Indemnifying Party	8.5 (a)
Independent Accountant	6.2 (k)
Information Security and Data Privacy Laws	3.21 (a)
Information Statement	6.8 (a)
Interim Financial Statements	3.4 (a)
Intervening Event	5.5 (d)
IP Agreements	3.8 (f)
IP Assignment Agreement	1.3 (b)(xv)
Latest Balance Sheet	3.4 (a)
Lease	3.9 (b)
Leases	3.9 (b)
Leased Property	3.9 (b)
Leased Properties	3.9 (b)
Material Contract	3.10 (b)
Material Customer	3.19 (a)
Membership Interests	Recitals
Meridian Board Recommendation	2.3 (a)
Meridian Board Recommendation Change	5.5 (c)
Meridian Georgia	Recitals
Meridian Maryland	Recitals
Meridian Missouri	Recitals
Meridian Shareholder Approval	2.5 (a)
Meridian Shareholder Meeting	6.9 (a)
Meridian Virginia	Recitals
Meridian Warrant	Recitals
Noncompete Period	6.4 (c)
Notice Period	5.5 (d)
Owned Property	3.9 (a)
Owned Property Occupancy Agreement	3.9 (a)
Owned Properties	3.9 (a)
Parties	Preamble
Party	Preamble
Proxy Statement	6.8 (a)

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Term	Section
Purchased Equity Securities	Recitals
Purchase Price	1.1 (b)
Releasee	11.18
Releasees	11.18
Representatives	5.5 (a)
Restricted Parties	6.4 (a)
Restricted Party	6.4 (a)
R&W Policy	5.10 (a)
SEC	2.5 (a)
SEC Clearance Date	6.8 (d)
Seller	Preamble
Seller Board Recommendation	2.3 (d)
Seller Parties	Preamble
Seller Party	Preamble
Seller Parties Fundamental Representation	8.1 (b)
Seller Parties Indemnified Parties	8.3 (a)
Seller Parties Termination Fee	9.3 (a)
Seller Shareholder	2.3 (d)
Seller Shareholder Approval	2.3 (d)
Shared Services Agreement	1.3 (b)(ix)
Signing Disclosure Schedules	Article II
Straddle Period	6.2 (g)
Special Committee	1.3(b)(xi)
Survival Date	8.1
Systems	3.8 (g)
Tangible Assets	3.7
Third-Party Claim	8.5 (a)
Threshold	8.2 (b)
Transfer Taxes	6.2
Warrant Consideration	Recitals
Year-end Financial Statements	3.4(a)

ARTICLE XI
MISCELLANEOUS

11.1 No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided that any Person that is not a party to this Agreement but, by the terms of Section 6.4 or Article VIII, is entitled to indemnification, shall be considered a third-party beneficiary of this Agreement, with full rights of enforcement as though such Person was a signatory to this Agreement; provided further than the Lenders shall be express third-party beneficiaries of, and shall be entitled to rely upon, this Section 11.1, Section 11.3, Section 11.8, Section 11.9, Section 11.10 and Section 11.18. Cosman or his estate will have the right to enforce his rights under Section 6.7 in accordance with the terms hereof.

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11.2 Entire Agreement. This Agreement, including the exhibits hereto and the Disclosure Schedules, and the other Transaction Documents, constitute the entire agreement between the Parties and supersede any prior understandings, agreements or representations by or between the Parties, whether written or oral, that may have related in any way to the subject matter hereof.

11.3 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors and permitted assigns, but neither this Agreement nor any of the rights or obligations hereunder may be assigned (whether by operation of Law, through a change in control or otherwise) by the Seller Parties without the prior written consent of the Buyer, or by the Buyer without the prior written consent of the Seller Parties; provided that the Buyer and its Affiliates shall have the right to assign, without such consent but with prior notice to the Seller Parties, (a) Buyer’s right and obligations to purchase hereunder in whole or in part to a wholly owned subsidiary or Affiliate of the Buyer (a “Buyer Assignee”); and (b) all or any portion of any Transaction Document (including rights thereunder), to any of its or any Buyer Assignee’s (whether prior to or subsequent to the Closing) lenders as collateral security; and (c) after the Closing, all or any portion of its rights and obligations hereunder; provided further that such assignee (other than a Buyer Assignee’s lenders) executes a joinder to and agrees to be bound by this Agreement.

11.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

11.5 Titles. The titles, captions or headings of the Articles and Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

11.6 Notices. All notices, requests, demands, claims and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given (i) when received if personally delivered; (ii) when transmitted if transmitted by electronic mail if followed by notice given pursuant to (i) or (iii); (iii) the Business Day after it is sent, if sent for next day delivery to a domestic address by recognized overnight delivery service (e.g., Federal Express); and (iv) five (5) Business Days after the date mailed by certified or registered mail, postage prepaid, if sent by certified or registered mail, return receipt requested. In each case notice shall be sent to:

If to the Seller Parties:

Meridian Waste Solutions, Inc.
One Glenlake Parkway, NE Suite 900
Atlanta, GA 30328

Attention: Jeffrey S. Cosman
E-mail: jsc@jscosinc.com

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with a copy (which shall not constitute notice) to:

Cozen O’Connor
One Oxford Centre, 301 Grant Street, 26th Floor
Pittsburgh, PA 15219
Attention: Jeremiah G. Garvey
E-mail: jgarvey@cozen.com

and

Lowenstein Sandler LLP
1251 Avenue of the America
New York, NY 10020
Attention: Anthony O. Pergola
E-mail: apergola@lowenstein.com

If to the Buyer:

Warren Equity Partners, LLC

320 1st Street N., Suite #608

Jacksonville Beach, FL 32250

Attention: Henrik Dahlback and Steven Wacaster
E-mail: Wacaster@warrenequity.com and Dahlback@warrenequity.com with a copy (which shall not constitute notice) to:

Akerman LLP

420 South Orange Avenue, Suite 1200

Orlando, FL 32801

Attention: Carl Roston and Nathan Balint
E-mail: Carl.Roston@akerman.com and Nathan.Balint@akerman.com

Any Party may send any notice, request, demand, claim or other communication hereunder to the intended recipient at the address set forth above using any other means. Any Party may change the address e-mail address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving each other party notice in the manner herein set forth.

11.7 Governing Law. This Agreement (and any claim or controversy arising out of or relating to this Agreement) shall be governed by and construed in accordance with the domestic Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

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11.8 Consent to Jurisdiction. Each Party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware State court, or Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement delivered in connection therewith or the transactions contemplated thereby or for recognition or enforcement of any judgment relating thereto, and each Party hereby irrevocably and unconditionally (a) agrees not to commence any such action or proceeding except in such courts; (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware State court or, to the extent permitted by law, in such Federal court; (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware State or Federal court; and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware State or Federal court. Each Party agrees that (i) this Agreement involves at least $100,000.00 and (ii) this Agreement has been entered into by the Parties in express reliance upon 6 Del. C. § 2708. Each Party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 11.6. Notwithstanding anything to the contrary contained elsewhere herein, the Parties hereby further agree (i) that no Party will bring any legal action or proceeding against any Lender in any way relating to this Agreement, the Debt Financing, or any of the transactions contemplated hereby or thereby, including any dispute arising out of or relating in any way to the Debt Term Sheet, Debt Financing Terms or any other letter or agreement related to the Debt Financing, Debt Term Sheet, Debt Financing Terms or the performance thereof, in any forum other than any New York State court sitting in the borough of Manhattan, or, if, under applicable law, exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof) and each of the parties hereto consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein and (ii) that any claims brought against any Lender will be governed by the Requirements of Law of the State of New York, without regard to the conflict of laws provisions thereof that would cause the laws of another state to apply.

11.9  Waiver of Trial by Jury.

(a)  EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING ANY LITIGATION OR LEGAL PROCEEDING AGAINST ANY DEBT FINANCING SOURCE OR OTHER AVAILABLE FINANCING SOURCE ARISING OUT OF THIS AGREEMENT, THE DEBT TERM SHEET OR THE DEBT FINANCING TERMS OR ANY OTHER LETTER OR AGREEMENT RELATED TO ANY OTHER ALTERNATIVE DEBT FINANCING. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS; (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS; (C) IT MAKES SUCH WAIVERS VOLUNTARILY; AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.9.

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11.10 Amendment or Modification. This Agreement may not be amended except in a written instrument executed by the Buyer and the Seller Parties. No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the Party to be bound thereby. To the extent any amendment, supplement, modification or waiver of Section 11.1, Section 11.3, Section 11.8, Section 11.9, this Section 11.10 or Section 11.18 (or any amendment, supplement, modification or waiver of any other provision of this Agreement that would modify the substance of Section 11.1, Section 11.3, Section 11.8, Section 11.9, this Section 11.10 or Section 11.18 in any material respect) is sought that is materially adverse to the rights of the Lenders, the prior written consent of the Agent shall be required before such amendment or waiver is rendered effective against the Agent or the Lenders; provided however that any such amendment, supplement, modification or waiver shall be effective against the Parties in any event whether or not the prior written consent of the Agent is obtained.

11.11 Waivers. Except where a specific period for action or inaction is provided herein, neither the failure nor any delay on the part of any Party in exercising any right, power or privilege under this Agreement or any Transaction Document shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any other or further exercise thereof or the exercise of any other such right, power or privilege. The failure of a Party to exercise any right conferred herein within the time required shall cause such right to terminate with respect to the transaction or circumstances giving rise to such right, but not to any such right arising as a result of any other transactions or circumstances.

11.12 Specific Performance. The Parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the Parties acknowledge and agree that, prior to the valid termination of this Agreement in accordance with ARTICLE IX, (a) each of the Buyer and the Seller Parties shall be entitled to an injunction, specific performance or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without proof of damages, this being in addition to any other remedy to which the Parties are entitled under this Agreement and (b) the right of specific enforcement in favor of the Buyer and the Seller Parties is an integral part of the transactions contemplated by this Agreement and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that any other Party has an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that neither the Buyer nor the Seller Parties, when seeking an injunction to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.12, shall be required to provide any bond or other security in connection with any such Action. The Parties hereto hereby acknowledge that, other than the Buyer and the Seller Parties, no other Party or any of its Affiliates shall be entitled to enforce specifically the terms and provisions of this Agreement.

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11.13 Cumulative Remedies. All rights and remedies of any Party are cumulative of each other and of every other right or remedy such party may otherwise have at law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

11.14 Press Releases. The timing and content of all press releases and other public announcements to the Acquired Entities’ customers, vendors and employees relating to the transactions contemplated by the Transaction Documents shall be determined jointly by the Buyer and the Seller Parties prior to the Closing Date and thereafter by the Buyer; provided that any Party may make any public disclosure required by applicable Law (in which case the disclosing party will use its commercially reasonable best efforts to advise the other Parties prior to making the disclosure).

11.15 Expenses. Except as otherwise provided in ARTICLE VIII or Section 9.3, all fees and expenses incurred in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby will be paid by the Party incurring such fees and expenses whether or not such transactions are consummated.

11.16 Construction.

(a) Each Party agrees that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. The Parties intend that each representation, warranty, and covenant contained herein, including Section 6.4, shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein (or is otherwise entitled to indemnification) in any respect, the fact that there exists another representation, warranty, or covenant (including any indemnification provision) relating to the same subject matter (regardless of the relative levels of specificity) which such party has not breached (or is not otherwise entitled to indemnification with respect thereto) shall not detract from or mitigate the fact that such party is in breach of the first representation, warranty, or covenant (or is otherwise entitled to indemnification pursuant to a different provision).

(b) The Disclosure Schedules are hereby incorporated by reference into the sections in which they are directly referenced and nothing in the Disclosure Schedules shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the Disclosure Schedules identify the exception with reasonable particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself) and the provision of monetary or other quantitative thresholds for disclosure on the Disclosure Schedules does not and shall not be deemed to create or imply a standard of materiality hereunder. The section headings contained herein are for reference purposes only and do not broaden or otherwise affect any of the provisions of the Agreement.

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11.17 Severability of Provisions. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced as a result of any rule of law or public policy, all other terms and other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the greatest extent possible.

11.18 Release of the Acquired Entities.

(a) As a material inducement to the Buyer’s willingness to enter into and perform this Agreement and to purchase the Membership Interests and the Meridian Warrant for the consideration to be paid or provided to the Seller Parties in connection with such purchase, each Seller Party and Cosman, on behalf of itself and each of its Affiliates and Representatives, hereby releases and forever discharges the Acquired Entities and each of their individual, joint or mutual, past, present and future Representatives, affiliates, stockholders, controlling persons, Subsidiaries, successors and assigns (individually, a “Releasee” and collectively, “Releasees”) from any and all claims, demands, proceedings, causes of action, Orders, obligations, Contracts, agreements, debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity, which each Seller Party or Cosman or any of their respective Representatives now has, have ever had or may hereafter have against the respective Releasees arising contemporaneously with or prior to the Closing Date or on account of or arising out of any matter, cause or event occurring contemporaneously with or prior to the Closing Date, including, but not limited to, any rights to indemnification or reimbursement from the Acquired Entities, whether pursuant to their organizational documents, Contract or otherwise and whether or not relating to claims pending on, or asserted after, the Closing Date; provided, however, that nothing contained herein shall (i) operate to release any obligation of the Buyer arising under the Transaction Documents or (ii) release any matter that Cosman or any other officer of an Acquired Entity has rights to with respect to a third party claim to the extent there is (x) insurance coverage for such claim under the Current D&O Policy or the D&O Tail Policy and such claim relates to matters occurring prior to the Closing or (y) a statutory right of indemnification or advancement of expenses to which Cosman is entitled in his capacity as the sole manager of the Acquired Entities or any other officer of an Acquired Entity is entitled to in his capacity as an officer of the Acquired Entities with respect to matters occurring prior to the Closing, except to the extent the Buyer Indemnified Parties are entitled to indemnification hereunder related to such matter.

(b) The Seller Parties hereby irrevocably covenant to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Releasee, based upon any matter purported to be released hereby.

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(c) Without in any way limiting any of the rights and remedies otherwise available to any Releasee, the Seller Parties shall jointly and severally indemnify and hold harmless each Releasee from and against all loss, liability, claim, damage (including incidental and consequential damages) or expense (including costs of investigation and defense and reasonable attorney’s fees) whether or not involving third party claims, arising directly or indirectly from or in connection with (i) the assertion by or on behalf of the Seller Parties or any of their Affiliates or Representatives of any claim or other matter purported to be released pursuant to this Section 11.18 and (ii) the assertion by any third party of any claim or demand against any Releasee which claim or demand arises directly or indirectly from, or in connection with, any assertion by or on behalf of the Seller Parties or any of their Affiliates or Representatives against such third party of any claims or other matters purported to be released pursuant to this Release.

(d) In the event that any provision of this Section 11.18 is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Section 11.18 will remain in full force and effect. Any provision of this Section 11.18 held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

11.19 Representation by Counsel. Each Party represents and agrees with each other that it has been represented by or had the opportunity to be represented by, independent counsel of its own choosing, and that it has had the full right and opportunity to consult with its respective attorney(s), that to the extent, if any, that it desired, it availed itself of this right and opportunity, that it or its authorized officers (as the case may be) have carefully read and fully understand this Agreement and the other Transaction Documents in their entirety and have had it fully explained to them by such Party’s respective counsel, that each is fully aware of the contents thereof and its meaning, intent and legal effect, and that it or its authorized officer (as the case may be) is competent to execute this Agreement and the other Transaction Documents to which so Party is party and has executed this Agreement, and the other Transaction Documents to which such Party is a party and executed on the date hereof free from coercion, duress or undue influence.

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

MERIDIAN WASTE SOLUTIONS, INC.

By:	/s/ Jeffrey S. Cosman
Name:	Jeffrey S. Cosman
Its:	Chief Executive Officer

MERIDIAN WASTE OPERATIONS, INC.

By:	/s/ Jeffrey S. Cosman
Name:	Jeffrey S. Cosman
Its:	Chief Executive Officer

By:	/s/ Jeffrey S. Cosman
Jeffrey S. Cosman, solely for purposes of Section 6.4, Section 6.7 and Section 11.18 and no other purpose

[Signature Page to Equity Securities Purchase Agreement]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

MERIDIAN WASTE ACQUISITIONS, LLC

By: Meridian Waste Holdings, LLC, its sole member

By: WEP Solid Waste Investment LLC, its sole member

By:	/s/ Steven Wacaster
Name:	Steven Wacaster
Its:	Manager

[Signature Page to Equity Securities Purchase Agreement]